
13002218

DIODES
INCORPORATED®

ANNUAL REPORT 2012

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DEAR FELLOW SHAREHOLDERS

A Year In Review
Diodes Incorporated once again delivered solid financial results in 2012, a year in which the global markets remained challenging. Our new product initiatives and increasing customer content drove continued market share gains throughout the year. We achieved revenue of $634 million and GAAP net income of $24 million, or $0.51 per diluted share, which represented our 22nd consecutive year of profitability. While our serviceable available market (SAM), consisting of discrete, analog and logic, was down almost 8% for the year, we were able to maintain revenue essentially flat to the prior year—once again proving the success of our business model. We also generated $64 million in cash flow from operations and ended the year with approximately $157 million in cash and cash equivalents and working capital of $378 million.

Focus on New Products Driving Market Share Gains
We continued to make significant progress on our new product initiatives throughout the year with product launches across a wide spectrum of applications and all end markets. Highlights included further expansion of our discrete products for tablets and smartphones, as well as specific product developments for the fast-growing LED TV market. Within our analog product group, new product highlights included the expansion of our portfolio of high current USB power switches, general illumination LED drivers and micropower omnipolar Hall-effect switches. We secured major wins in the computing segment for desktop and notebook applications, multiple wins in the consumer space for set-top boxes, and the communications segment for network gateway. Also during the year, we further expanded our standard logic product family and began to generate significant revenue momentum as we secured several major logic design wins in the computing and handheld consumer markets. As a result of our focus and commitment to standard logic, our customer base now includes Tier 1, EMS and mass market customers. Overall, our advancements in new product development in 2012 will continue to be a key driver of our market share expansion and increased customer content in the coming year.

Growth by Acquisition
Also during the year, we successfully executed on our acquisition strategy by leveraging mergers and acquisitions opportunities to expand our SAM. On September 1st, Diodes acquired over 50% of the outstanding shares of Eris Technology Corporation (Eris) in order to leverage Eris' assembly and test equipment automation capabilities. Then on October 29th, we closed our acquisition of Power Analog Microelectronics, Inc. (PAM), which strengthened our analog portfolio with Class D audio amplifiers, DC-DC converters and LED backlighting drivers. At the end of the year, we also announced the proposed acquisition of BCD Semiconductor Manufacturing Limited (BCD), which completed 2012 with nearly $145 million in revenue. The transaction closed March 5, 2013, and we expect BCD to further enhance our analog product portfolio by expanding our offerings for standard linear and AC/DC solutions for power supply chargers and adaptors. Combining manufacturing synergies and BCD's established local market position in China with Diodes' global customer base and sales channels provides enhanced profitability and growth opportunities for us in 2013 and beyond. Finally, in early January 2013, we secured a five-year $300 million revolving senior credit facility to not only finance our acquisition of BCD, but also provide us additional flexibility to execute on our other growth initiatives.

Consistent Profitable Growth
In summary, considering the market decrease in 2012, we are pleased with our financial performance and market share gains, although we believe there is much more to accomplish. The flexibility of our business model has allowed us to consistently deliver profitability and maintain revenue even during down economic cycles. Although the market environment remains challenging, we believe our past design win momentum, new products and expanded customer relationships will lead to our future success. We have a growing product pipeline and strong design win traction, which we expect to be further enhanced by the addition of BCD's analog product portfolio. We believe Diodes is well positioned for growth in 2013 and that our strategy will continue to produce growth rates that exceed our addressable markets.

Lastly, we would like to take this time to welcome BCD's employees to the combined company and to thank shareholders, customers, employees and suppliers for your continued support and confidence in Diodes Incorporated. We remain committed to achieving profitable growth as we focus on generating long-term value for our shareholders.

Sincerely,



DR. KEH-SHEW LU
President and Chief Executive Officer



RAYMOND SOONG
Chairman of the Board






FINANCIAL HIGHLIGHTS



2008	2009	2010	2011	2012
$433	$434	$613	$635	$634

NET SALES
in millions



2008	2009	2010	2011	2012
$28	$8	$77	$51	$24

NET INCOME
COMMON STOCKHOLDERS
in millions



2008	2009	2010	2011	2012
$42	$24	$83	$58	$26

NET INCOME
COMMON STOCKHOLDERS
[NON-GAAP ADJUSTED[1]]
in millions



2008	2009	2010	2011	2012
$390	$441	$541	$634	$677

STOCKHOLDERS' EQUITY
in millions

(In thousands, except per share data)	**2012**	2011	2010	2009	2008
NET SALES	**$633,806**	$635,251	$612,886	$434,357	$432,785
YOY growth	***-0.2%***	*3.6%*	*41.1%*	*0.4%*	*7.9%*
GROSS PROFIT	**161,586**	193,697	224,869	121,207	132,528
Gross margin	***25.5%***	*30.5%*	*36.7%*	*27.9%*	*30.6%*
Selling, general and administrative	**101,363**	89,974	88,784	70,396	68,373
Research and development	**33,761**	27,231	26,584	23,757	21,882
Amortization of acquisition-related intangible assets	**5,122**	4,503	4,425	4,665	3,706
In-process research and development	**—**	—	—	—	7,865
Other	**(3,556)**	—	144	(440)	4,089
TOTAL OPERATING EXPENSES	**136,690**	121,708	119,937	98,378	105,915
Income from operations	**24,896**	71,989	104,932	22,829	26,613
Interest income (expense), net	**(98)**	(2,115)	(2,387)	(2,600)	2,947
Amortization of debt discount	**—**	(6,032)	(7,656)	(8,302)	(10,690)
Gain (loss) on securities carried at fair value	**7,100**	(1,039)	—	—	—
Other income (expense)	**(1,091)**	861	3,214	(777)	9,501
Income before income taxes and noncontrolling interest	**30,807**	63,664	98,103	11,150	28,371
Income tax provision (benefit)	**4,825**	10,157	17,839	1,302	(2,158)
Net income	**25,982**	53,507	80,264	9,848	30,529
Less: net income—noncontrolling interest	**(1,830)**	(2,770)	(3,531)	(2,335)	(2,290)
NET INCOME—COMMON STOCKHOLDERS (GAAP)	**24,152**	50,737	76,733	7,513	28,239
NET INCOME—COMMON STOCKHOLDERS (NON-GAAP ADJUSTED)[1]	**26,076**	57,977	82,894	24,072	42,229
EARNINGS PER SHARE, DILUTED (GAAP)	**$ 0.51**	$ 1.09	$ 1.68	$ 0.17	$ 0.66
EARNINGS PER SHARE, DILUTED (NON-GAAP ADJUSTED)[1]	**$ 0.56**	$ 1.24	$ 1.82	$ 0.55	$ 0.99
Number of diluted shares	**46,899**	46,713	45,546	43,449	42,638
Total assets	**$920,063**	793,064	846,550	1,021,898	890,712
Working capital	**377,892**	317,087	289,387	354,309	209,565
Long-term debt, net of current portion	**44,131**	2,857	3,393	124,797	372,597
Total Diodes Incorporated stockholders' equity	**677,185**	633,760	541,444	440,634	390,159

1—For a reconciliation of GAAP net income to non-GAAP adjusted net income, see "Additional Information" located near the end of this report.

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _________ to _________.

Commission file number: 002-25577

DIODES INCORPORATED

(Exact name of registrant as specified in its charter)

Delaware	**95-2039518**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

4949 Hedgcoxe Road, Suite 200 **Plano, Texas**	**75024**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (972) 987-3900

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, Par Value $0.66 2/3	**The NASDAQ Stock Market LLC**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the 37,645,038 shares of Common Stock held by non-affiliates of the registrant, based on the closing price of $18.77 per share of the Common Stock on the Nasdaq Global Select Market on June 29, 2012, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $706,597,363.

The number of shares of the registrant's Common Stock outstanding as of February 22, 2013 was 46,018,715.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement to be filed with the United States Securities and Exchange Commission ("SEC") pursuant to Regulation 14A in connection with the 2013 annual meeting of stockholders are incorporated by reference into Part III of this Annual Report. The proxy statement will be filed with the SEC not later than 120 days after the registrant's fiscal year ended December 31, 2012.

TABLE OF CONTENTS

PART I

Item 1. Business.

GENERAL

We are a leading global manufacturer and supplier of high-quality, application specific standard products within the broad discrete, logic and analog semiconductor markets, serving the consumer electronics, computing, communications, industrial and automotive markets. These products include diodes, rectifiers, transistors, MOSFETs, protection devices, functional specific arrays, single gate logic, amplifiers and comparators, Hall-effect and temperature sensors, power management devices, including LED drivers, DC-DC switching and linear voltage regulators, and voltage references along with special function devices, such as USB power switches, load switches, voltage supervisors, and motor controllers. The products are sold primarily throughout Asia, North America and Europe.

We design, manufacture and market these semiconductors for diverse end-use applications. Semiconductors, which provide electronic signal amplification and switching functions, are basic building-blocks that are incorporated into almost every electronic device. We believe that our focus on application-specific standard products utilizing innovative, highly efficient packaging and cost-effective process technologies, coupled with our collaborative, customer-focused product development, gives us a meaningful competitive advantage relative to other semiconductor companies.

Our product portfolio addresses the design needs of advanced electronic equipment, including high-volume consumer devices such as digital media players, smartphones, tablets, notebook computers, flat-panel displays, mobile handsets, digital cameras and set-top boxes. We believe that we have particular strength in designing innovative, highly power efficient semiconductors in miniature packaging for applications with a critical need to minimize product size while maximizing power density and overall performance, and at a lower cost than alternative solutions. Our product line includes over 7,500 products, and we shipped approximately 32 billion units, 29 billion units, and 28 billion units in 2012, 2011 and 2010, respectively. From 2007 to 2012, our net sales grew from $401 million to $634 million, representing a compound annual growth rate of 10%.

We serve approximately 150 direct customers worldwide, which consist of original equipment manufacturers ("OEM") and electronic manufacturing services ("EMS") providers. Additionally, we have approximately 67 distributor customers worldwide, through which we indirectly serve over 10,000 customers. During 2012, we increased our number of direct customers and distributor customers primarily due to acquisitions. See "Business – *Our Strategy - Pursue selective strategic acquisitions.*"

We were incorporated in 1959 in California and reincorporated in Delaware in 1968. Our headquarters, logistics center, and Americas' sales office are located in Plano, Texas. Our design, marketing and engineering centers are located in Plano; San Jose, California; Taipei, Taiwan; Manchester, United Kingdom ("U.K") and Neuhaus, Germany. We have wafer fabrication facilities located near Kansas City, Missouri and Manchester, joint venture manufacturing facilities located in Shanghai, China and Chengdu, China, as well as manufacturing facilities located in Neuhaus and Taipei. Additional engineering, sales, warehouse and logistics offices are located in Fort Worth, Texas; Taipei; Hong Kong; Manchester; Shanghai; Shenzhen, China; Seongnam-si, South Korea; Tokyo, Japan and Munich, Germany, with support offices located throughout the world.

BUSINESS OUTLOOK

For 2013, we look to combine synergies with our acquisitions to enhance profitability and growth opportunities with our global customer base and sales channels, especially in China. We expect our business to continue to benefit from increasing demand in China, as we consider the China market a major growth driver for our business. We expect revenue for the first quarter of 2013 to be slightly better than the normal seasonal pattern, although the first quarter is typically a seasonally down quarter. The success of our business depends, among other factors, on the strength of the global economy and the stability of the financial markets, our customers' demand for our products, the ability of our customers to meet their payment obligations, the likelihood of customers canceling or deferring existing orders and end-user consumers' demand for items containing our products in the end-markets we serve. We believe the long-term outlook for our business remains generally favorable despite the recent volatility in the global economy and the equity and credit markets as we continue to execute on the strategy that has proven successful for us over the years. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - *Business Outlook*" in Part II, Item 7 and "Risk Factors – *The success of our business depends on the strength of the global economy and the stability of the financial markets, and any weaknesses in these areas may have a material adverse effect on our revenues, results of operations and financial condition.*" in Part I, Item 1A of this Annual Report for additional information.

SEGMENT INFORMATION AND ENTERPRISE-WIDE DISCLOSURES

For financial reporting purposes, we operate in a single segment, standard semiconductor products, through our various design, manufacturing and distribution facilities. We sell product primarily through our operations in Asia, North America and Europe. We aggregate our products in a single segment because the products have similar economic characteristics, are similar in production process and manufacturing flow, and share the same customers and target end-equipment markets. See Note 15 of "Notes to Consolidated Financial Statements" of this Annual Report for addition information.

OUR INDUSTRY

Semiconductors are critical components used in the manufacture of a broad range of electronic products and systems. Since the invention of the transistor in 1948, continuous improvements in semiconductor processes and design technologies have led to smaller, more complex and more reliable devices at a lower cost per function. The availability of low-cost semiconductors, together with increased customer demand for sophisticated electronic systems, has led to the proliferation of semiconductors in diverse end-use applications in the consumer electronics, computing, communications, industrial and automotive sectors.

OUR COMPETITIVE STRENGTHS

We believe our competitive strengths include the following:

Flexible, scalable and cost-effective manufacturing – Our manufacturing operations are a core element of our success, and we have designed our manufacturing base to allow us to respond quickly to changes in demand trends in the end-markets we serve. For example, we have structured our Shanghai, China packaging, assembly and test facilities to enable us to rapidly and efficiently add capacity and adjust product mix to meet shifts in customer demand and overall market trends. As a result, we have historically operated our Shanghai manufacturing facilities at near full capacity, while at the same time expanding that capacity to meet our growth objectives. In 2011, we established an additional manufacturing facility for semiconductor packaging, assembly and test in Chengdu, China. Additionally, the Shanghai and Chengdu locations of our manufacturing operations provide us with access to a workforce at a relatively low overall cost base while enabling us to better serve our leading customers, many of which are located in Asia. In 2012, we acquired approximately 51% of the outstanding common stock of Eris Technology Corporation ("Eris"), primarily to obtain its automatic manufacturing capabilities in test and assembly for various diode products. See "Risk Factors - *During times of difficult market conditions, our fixed costs combined with lower revenues and lower profit margins may have a negative impact on our business, results of operations and financial condition.*" in Part I, Item 1A of this Annual Report for additional information.

Integrated packaging expertise – Our expertise in designing and manufacturing innovative and proprietary packaging solutions enables us to package a variety of different device functions into an assortment of packages ranging from miniature chip-scale packaging to packages that integrate multiple separate discrete and/or analog chips into a single semiconductor product called an array. Our ability to design and manufacture multi-chip semiconductor solutions as well as advanced integrated devices provides our customers with products of equivalent functionality with fewer individual parts, and at lower overall cost, than alternative products. This combination of integration, functionality and miniaturization makes our products well suited for high-volume consumer devices such as LED televisions, LCD panels, set-top boxes and consumer portables such as smartphones, tablets and notebooks.

Broad customer base and diverse end-markets – Our customers are comprised of leading OEMs as well as major EMS providers. Overall, we serve approximately 150 direct customers worldwide and over 10,000 additional customers through our distributors. Our products are ultimately used in end-products in a number of markets served by our broad customer base, which we believe makes us less susceptible to market fluctuations driven by either specific customers or specific end-user applications.

Customer focused product development – Effective collaboration with our customers and a commitment to customer service are essential elements of our business. We believe focusing on dependable delivery and support tailored to specific end-user applications has fostered deep customer relationships and created a key competitive advantage for us in the highly fragmented discrete, logic and analog semiconductor marketplace. We believe our close relationships with our customers have provided us with keener insight into our customers' product needs. This results in a stronger demand for our product designs and often provides us with insight into additional opportunities for new design wins in our customers' products. See "Risk Factors - *We are and will continue to be under continuous pressure from our customers and competitors to reduce the price of our products, which could adversely affect our growth and profit margins*" in Part I, Item 1A of this Annual Report for additional information.

Management experience – The members of our executive team average well over 20 years of industry experience, and the length of their service has created significant institutional insight into our markets, our customers and our operations. Our executive officers have an average of over 29 years experience in the semiconductor industry. See "Risk Factors - *We may fail to attract or retain the qualified technical, sales, marketing, finance and management personnel required to operate our business successfully, which could adversely affect on our business, results of operations and financial condition.*" in Part I, Item 1A of this Annual Report for additional information.

OUR STRATEGY

Our strategy is to continue to enhance our position as a leading global designer, manufacturer and supplier of high-quality application specific standard semiconductor products, utilizing our innovative and cost-effective packaging technology and leveraging our process expertise and design excellence to achieve above-market profitable growth.

The principal elements of our strategy include the following:

Continue to rapidly introduce innovative discrete, logic and analog semiconductor products – We intend to maintain our rapid pace of new product introductions, especially for high-volume, high-growth applications with short design cycles, such as LCD and LED televisions and panels, set-top boxes, portables such as smartphones, tablets and notebooks along with other consumer electronics and computing devices. During 2012, we achieved many significant new design wins at OEMs. Although a design win from a customer does not necessarily guarantee future sales to that customer, we believe that continued introduction of new and well-defined product solutions is critically important in maintaining and extending our market share in the highly competitive semiconductor marketplace. See "Risk Factors – *Obsolete inventories as a result of changes in demand for our products and change in life cycles of our products could adversely affect our business, results of operations and financial condition.*" in Part I, Item 1A of this Annual Report for additional information.

Expand our available market opportunities – We believe we have many paths to increasing our addressable market opportunity. From a product perspective, we intend to continue expanding our portfolio by developing derivative and enhanced performance devices that target adjacent markets and end-equipments. We will continue to cultivate new and emerging customers within our targeted markets, further increasing our already broad customer base. As we focus on new customers, we try to expand our product portfolio penetration within these new, as well as existing, customers. As we expand our extensive range of high power efficiency and small form factor packages, we plan to introduce new and existing product functions in these new packages to allow an even greater market range.

Maintain intense customer focus – We intend to continue to strengthen and deepen our customer relationships. We believe that continued focus on customer service is important and will help to increase our net sales, operating performance and overall market share. To accomplish this, we intend to continue to closely collaborate with our customers to design products that meet their specific needs. A critical element of this strategy is to further reduce our design cycle time in order to quickly provide our customers with innovative products. Additionally, to support our customer-focused strategy, we historically expand our sales force and field application engineers, particularly in Asia and Europe, during periods of growth. See "Risk Factors – *We are and will continue to be under continuous pressure from our customers and competitors to reduce the price of our products, which could adversely affect our growth and profit margins.*" in Part I, Item 1A of this Annual Report for additional information.

Enhance cost competitiveness – A key element of our success is our overall low-cost manufacturing base. While we believe that our Shanghai manufacturing facilities are among the most efficient in the industry, we will continue to refine our proprietary manufacturing processes and technology to achieve additional cost efficiencies. In 2011, we expanded our capacity further by establishing an additional manufacturing facility for semiconductor packaging, assembly and test in Chengdu, China. Historically, we typically operate our Shanghai facilities at near full utilization rates and focus on increasing production yields, in order to achieve meaningful economies of scale.

Pursue selective strategic acquisitions – As part of our strategy to expand our semiconductor product offerings and to maximize our market opportunities, we may acquire discrete, logic, analog or mixed-signal technologies, product lines or companies in order to enhance our portfolio and accelerate our new product offerings. During 2011, we announced an agreement to invest in Eris and acquired approximately 30% of the outstanding common stock. During 2012, we increased our ownership in Eris and on August 31, 2012, we obtained approximately 51% of the outstanding common stock of Eris. The business scope for Eris comprises Schottky Diodes, TVS Diodes, Zener Diodes, Bridge Diodes, Wafers, LEDs and the relevant devices. On October 29, 2012, we completed the acquisition of Power Analog Microelectronics, Inc. ("PAM"), a provider of advanced analog and high-voltage power ICs, whose product portfolio includes Class D audio amplifiers, DC-DC converters and LED backlighting drivers. In addition, on December 26, 2012, we entered into an Agreement and Plan of Merger with BCD Semiconductor Manufacturing Limited ("BCD"). We expect to complete the acquisition of BCD late in the first quarter or early in the second quarter of 2013. BCD's established presence in Asia with a particularly strong local market position in China offers us an even greater penetration of the consumer, computing and communications markets. See "Risk Factors – *Part of our growth strategy involves identifying and acquiring companies with complementary product lines or customers. We may be unable to identify suitable acquisition candidates or consummate desired acquisitions and, if we do make any acquisitions, we may be unable to successfully integrate any acquired companies with our operations, which could adversely affect our business, results of operations and financial condition*" in Part I, Item 1A and Note 17 of "Notes to Consolidated Financial Statements" of this Annual Report for additional information.

OUR PRODUCTS

Our product portfolio includes over 7,500 products that are designed for use in high-volume consumer devices such as LCD and LED televisions and LCD panels, set-top boxes, consumer portables such as smart phones, tablets and notebooks. We target and serve end-equipment markets that we believe have larger volumes than other end-market segments served by the overall semiconductor industry.

Our broad product line includes:

- Discrete semiconductor products, including: performance Schottky rectifiers; performance Schottky diodes; Zener diodes and performance Zener diodes, including tight tolerance and low operating current types; standard, fast, super-fast and ultra-fast recovery rectifiers; bridge rectifiers; switching diodes; small signal bipolar transistors; prebiased transistors; MOSFETs; thyristor surge protection devices; and transient voltage suppressors;
- Analog products, including: power management devices such as DC-DC converters, USB power switches, low dropout and linear voltage regulators; standard linear devices such as operational amplifiers and comparators, current monitors, voltage references, and reset generators; LED lighting drivers; and sensor products including Hall-effect sensors and motor drivers;
- Standard logic products, including low-voltage complementary metal–oxide–semiconductor ("CMOS") and advanced high-speed CMOS devices;
- Complex discrete, analog and mixed technology arrays in miniature packages, including customer specific and function specific arrays; and
- Silicon wafers used in manufacturing these products.

The following table lists the end-markets, some of the applications in which our products are used, and the percentage of net sales for each end-market for the last three years:

End-Markets	2012	2011	2010	End product applications
Consumer Electronics	33%	33%	32%	Digital media players, set-top boxes, digital cameras, consumer portables, LCD and LED TV's, games consoles, portable GPS
Computing	28%	28%	28%	Notebooks, LCD monitors, PDAs, printers
Industrial	19%	20%	20%	Lighting, power supplies, DC-DC conversion, security systems, motor controls, DC fans, proximity sensors, solenoid and relay driving
Communications	16%	16%	17%	IP in gateways, routers, switches, hubs, fiber optics
Automotive	4%	3%	3%	Comfort controls, lighting, audio/video players, GPS navigation, satellite radios, electronics

PRODUCT PACKAGING

Our device packaging technology includes a wide variety of innovative surface-mounted packages. Our focus on the development of smaller, more thermally efficient, and increasingly integrated packaging, is a critical component of our product development. We provide a comprehensive offering of miniature high power density packaging, enabling us to fit our components into smaller and more efficient packages, while maintaining the same device functionality and power handling capabilities. Smaller packaging provides a reduction in the height, weight and board space required for our components; as such, our products are well suited for battery-powered, hand-held and wireless consumer applications and high-volume consumer devices such as LCD and LED televisions and LCD panels, set-top boxes, consumer portables such as smart phones, tablets and notebooks.

CUSTOMERS

We serve approximately 150 direct customers worldwide, including major OEMs and EMS companies. Additionally, we have approximately 67 distributor customers worldwide, through which we indirectly serve over 10,000 customers. Our customers include: (i) industry leading OEMs in a broad range of industries, such as Cisco Systems, Inc., Continental AG, Delta Electronics, Emerson, Hella, Ltd., LG Electronics, Inc., Motorola, Inc., Quanta Computer, Inc., Sagem Communication, and Samsung Electronics Co., Ltd.; (ii) leading EMS providers, such as Celestica, Inc., Flextronics International, Ltd., Hon Hai Precision Industry Co., Ltd., Inventec Corporation, Jabil Circuit, Inc., and Sanmina-SCI Corporation, who build end-market products incorporating our semiconductors for companies such as Apple, Inc., Dell, Inc., EMC Corporation, Intel Corporation, Microsoft Corporation, Thompson, Inc. and Roche Diagnostics; and (iii) leading distributors such as Arrow Electronics, Inc., Avnet, Inc., Future Electronics, Rutronic, Yosun Industrial Corporation, and Zenitron Corporation. For the years of 2012, 2011 and 2010, our OEM and EMS customers together accounted for 47%, 47% and 46%, respectively, of our net sales.

No customer accounted for 10% or more of our net sales in 2012, 2011 and 2010. In addition, for information concerning our business with related parties, see "Business - *Certain relationships and related party transactions*."

We believe that our close relationships with our OEM and EMS customers have provided us with deeper insight into our customers' product needs. In addition to seeking to expand relationships with our existing customers, our strategy is to pursue new customers and diversify our customer base by focusing on leading global consumer electronics companies and their EMS providers and distributors. See "Risk Factors – *Our customers require our products to undergo a lengthy and expensive qualification process without any assurance of product sales, which could adversely affect our revenues, results of operations and financial condition*" in Part I, Item 1A of this Annual Report for additional information.

We generally warrant that products sold to our customers will, at the time of shipment, be free from defects in workmanship and materials and conform to our approved specifications. Subject to certain exceptions, our standard warranty extends for a period of one year from the date of shipment. Warranty expense has not been significant. Generally, our customers may cancel orders on short notice without incurring a penalty. See "Risk Factors – *Our customer orders are subject to cancellation or modification usually with no penalty. High volumes of order cancellation or reduction in quantities ordered could adversely affect our results of operations and financial condition*" in Part I, Item 1A of this Annual Report for additional information.

Many of our customers are based in Asia or have manufacturing facilities in Asia. Net sales by country consists of sales to customers in that country based on the country to which products are billed. For the year ended December 31, 2012, approximately 35%, 20%, 18%, 9% and 18% of our net sales were derived from China, Taiwan, Europe, the United States ("U.S.") and all other markets, respectively, compared to 33%, 21%, 18%, 8% and 20% in 2011, respectively.

SALES AND MARKETING

We market and sell our products worldwide through a combination of direct sales and marketing personnel, independent sales representatives and distributors. We have direct sales personnel in the U.S., U.K., France, Germany, Korea, Taiwan and China. We also have independent sales representatives in the U.S., Japan, Korea, and Europe. We currently have distributors in the U.S., Europe and Asia.

As of December 31, 2012, our direct global sales and marketing organization consisted of 190 employees operating out of 16 offices. We have sales and marketing offices or representatives in Taipei, Taiwan; Shanghai and Shenzhen, China; Beauzelle, France; Gyeonggi, South Korea; and Munich, Germany; and we have four regional sales offices in the U.S. As of December 31, 2012, we also had approximately 20 independent sales representative firms marketing our products.

Our marketing group focuses on our product strategy, product development roadmap, new product introduction process, demand assessment and competitive analysis. Our marketing programs include participation in industry tradeshows, technical conferences and technology seminars, sales training and public relations. The marketing group works closely with our sales and research and development groups to align our product development roadmap. The marketing group coordinates its efforts with our product development, operations and sales groups, as well as with our customers, sales representatives and distributors. We support our customers through our field application engineering and customer support organizations.

To support our global customer-base, our website is language-selectable into English, Chinese and Korean, giving us an effective marketing tool for worldwide markets. With its extensive online product catalog with advanced search capabilities, our website facilitates quick and easy product selection. Our website, www.diodes.com, provides easy access to our worldwide sales contacts and customer support, as well as incorporates a distributor-inventory check to provide component inventory availability. In addition, our website provides investors access to our financial and corporate governance information.

MANUFACTURING OPERATIONS AND FACILITIES

We operate two manufacturing facilities located in Shanghai, China, one in Neuhaus, Germany, one in Taipei, Taiwan and are developing a fifth facility in Chengdu, China. Our wafer fabrication facilities are located near Kansas City, Missouri and Manchester, U.K. Our facilities in Shanghai, Neuhaus and Taipei are packaging, assembly and test manufacturing sites, as is the facility being developed in Chengdu. Our Kansas City facility includes a 125mm and 150mm wafer fabrication line, and our Manchester facility includes a 150mm wafer fabrication line.

During 2010, we announced an investment agreement with the Management Committee of the Chengdu Hi-Tech Industrial Development Zone (the "CDHT"). Under this agreement, we have agreed to form a joint venture with a Chinese partner, Chengdu Ya Guang Electronic Company Limited, to establish a semiconductor manufacturing facility for surface- mounted component production, assembly and test in Chengdu, China. We initially will own at least 95% of the joint venture. The manufacturing facility will be developed in phases over a ten year period, and in order to qualify for certain financial incentives, we were obligated to contribute at least $48 million to the joint venture in installments by December 14, 2012. Due to pending approval from the Chinese government for completion of the restructuring of our China corporate entities, we received an extension to contribute the required amount until December 31, 2013. The CDHT will grant the joint venture a fifty year land lease, provides temporary facilities for up to three years at a subsidized rent while the joint venture builds the manufacturing facility and provides corporate and employee tax incentives, tax refunds, subsidies and other financial support to the joint venture and its qualified employees. If the joint venture fails to achieve specified levels of investment, the investment agreement allows for a renegotiation as well as the option to repay a portion of such financial support. This is a long-term, multi-year project that will provide us additional capacity as needed. As of December 31, 2012, we have invested approximately $25 million of which $20 million were for capital expenditures. See "Risk Factors - *In 2010, we established a joint venture to build a semiconductor facility in Chengdu, China. We are required to contribute at least $48 million to the joint venture during the first three years with additional contributions thereafter, as well as a substantial amount of time and resources to establish and operate the joint venture. Any failure to meet any such requirements, delays or unforeseen circumstances may cause us to incur penalties or require us to contribute additional expenses or resources and, as a result, could have an adverse effect on our operating efficiencies, results of operations and financial conditions.*" in Part I, Item 1A of this Annual Report for additional information.

For the years ending December 31, 2012 and 2011, we invested approximately $50 million and $64 million, respectively, in plant and state-of-the-art equipment in China ($397 million total investment in China from inception). Our facilities in China manufacture product for sale by our U.S., Europe and Asia operations. For the years ending December 31, 2012 and 2011, our capital expenditures were approximately $60 million and $83 million, respectively, in equipment, primarily related to manufacturing expansion in our facilities in China.

Our manufacturing processes use many raw materials, including silicon wafers, aluminum and copper lead frames, gold and copper wire and other metals, molding compounds and various chemicals and gases. We are continuously evaluating our raw material costs in order to reduce our gold consumption while protecting and maintaining product performance. We have no material agreements with any of our suppliers that impose minimum or continuing supply obligations. From time to time, suppliers may extend lead-times, limit supplies or increase prices due to capacity constraints or other factors. Although we believe that supplies of the raw materials we use are currently and will continue to be available, shortages could occur in various essential materials due to interruption of supply or increased demand in the industry. See "Risk Factors – *We depend on third-party suppliers for timely deliveries of raw materials, parts and equipment, as well as finished products from other manufacturers, and our reputation with customers, results of operations and financial condition could be adversely affected if we are unable to obtain adequate supplies in a timely manner.*" in Part I, Item 1A of this Annual Report for additional information.

Our corporate headquarters are located in a facility we own in Plano, Texas. We also lease or own properties around the world for use as sales and administrative offices, research and development centers, manufacturing facilities, warehouses and logistics centers. The size and/or location of these properties can change from time to time based on our business requirements. See "Properties" in Part I, Item 2 of this Annual Report for additional information.

BACKLOG

The amount of backlog to be shipped during any period is dependent upon various factors, and all orders are subject to cancellation or modification, usually with no penalty to the customer. Orders are generally booked from one month to greater than twelve months in advance of delivery. The rate of booking of new orders can vary significantly from month to month. We, and the industry as a whole, have been experiencing a trend towards shorter lead-times, and we expect this trend to continue. The amount of backlog at any date depends upon various factors, including the timing of the receipt of orders, fluctuations in orders of existing product lines, and the introduction of any new lines. Accordingly, we believe that the amount of our backlog at any date is not an accurate measure of our future sales. We strive to maintain proper inventory levels to support our customers' just-in-time order expectations.

PATENTS, TRADEMARKS AND LICENSES

Historically, patents and trademarks have not been material to our operations, but we expect them to become more important, particularly as they relate to our miniature and power efficient packaging technologies.

Our initial product patent portfolio was primarily composed of discrete technologies. In the late 1990s, our engineers began to research and develop innovative packaging technologies, which produced several important breakthroughs and patents, such as the PowerDI® series of packaging technology to foster our growth in the semiconductor industry.

PowerDI is a registered trademark of Diodes Incorporated

We acquired Anachip Corp. in early 2006, a fabless semiconductor company, which initiated our presence in the analog product market with a portfolio of standard linear and low dropout regulator products, among others.

Through our acquisition of the assets of APD Semiconductor, Inc. in late 2006, we acquired the SBR® patents and trademark. SBR® is a state-of-the-art integrated circuit wafer processing technology, which is able to integrate and improve the benefits of the two existing rectifier technologies into a single device. The creation of a finite conduction cellular IC, combined with inherent design uniformity has allowed manufacturing costs to be kept competitive with the existing power device technology, and thus has produced a breakthrough in rectifier technology.

In 2008, we acquired Zetex, which subsequently increased our available discrete and analog technologies with patents and trademarks for bipolar transistors and power management products such as LED drivers. LED drivers support a wide range of applications for automotive, safety and security, architecture, and portable lighting and are highly efficient and cost effective.

In 2012, we acquired PAM, a provider of advanced analog and high-voltage power ICs. PAM's product portfolio includes Class D audio amplifiers, DC-DC converters and LED backlighting drivers, which will strengthen our position as a global provider of high-quality and high-efficiency, space-saving analog products by expanding our product portfolio with innovative "filter-less" digital audio amplifiers, application-specific power management ICs, as well as high-performance LED drivers and DC-DC converters.

Currently, our licensing of patents to other companies is not material. We do, however, license certain product technology from other companies, but we do not consider any of the licensed technology currently to be material in terms of royalties. We believe the duration and other terms of the licenses are appropriate for our current needs. See "Risk Factors – *We may be subject to claims of infringement of third-party intellectual property rights or demands that we license third-party technology, which could result in significant expense, reduction in our intellectual property rights and a negative impact on our business, results of operations and financial condition.*" in Part I, Item 1A of this Annual Report for additional information.

COMPETITION

Numerous semiconductor manufacturers and distributors serve the discrete, logic and analog semiconductor components market, making competition intense. Some of our larger competitors include Fairchild Semiconductor Corporation, Infineon Technologies A.G., International Rectifier Corporation, NXP Semiconductors N.V., ON Semiconductor Corporation, Rohm Electronics USA, LLC, Toshiba Corporation and Vishay Intertechnology, Inc., many of which have greater financial, marketing, distribution, brand name recognition, research and development, manufacturing and other resources. Accordingly, we from time to time may reposition product lines or decrease prices, which may affect our sales of, and profit margins on, such product lines. The price and quality of the products, and our ability to design products and deliver customer service in keeping with the customers' needs, determine the competitiveness of our products. We believe that our product focus, packaging expertise and our flexibility and ability to quickly adapt to customer needs affords us competitive advantages. See "Risk Factors – *The semiconductor business is highly competitive, and increased competition may harm our business, results of operations and financial condition.*" in Part I, Item 1A of this Annual Report for additional information.

ENGINEERING AND RESEARCH AND DEVELOPMENT

Our engineering and research and development groups consist of applications, circuit design, and product development engineers who assist in determining the direction of our future product lines. One of their key functions is to work closely with market-leading customers to further refine, expand and improve our product portfolio within our target product types and packages. In addition, customer requirements and acceptance of new package types are assessed and new, higher-density and more energy-efficient packages are developed to satisfy customers' needs.

Product development engineers work directly with our semiconductor circuit design and layout engineers who develop die designs for products that match our customers' requirements. We have the capability to capture the customers' electrical and packaging requirements and translate those requirements into product specifications which can then be designed and manufactured to support customers' end-system applications.

For the years ended December 31, 2012, 2011 and 2010, company-sponsored investment in research and development activities was approximately $34 million, $27 million and $27 million, respectively. As a percentage of net sales, research and development expense was approximately 5%, 4% and 4% for 2012, 2011 and 2010, respectively. The dollar amount increase in 2012 was mainly due to increase in engineering supplies, material purchases, development services and wages and benefits as a result of increased activity compared to 2011.

EMPLOYEES

As of December 31, 2012, we employed a total of 4,605 employees, of which 3,744 of our employees were in Asia and includes approximately 1,600 independent contractors, 358 were in the U.S. and 503 were in Europe. None of our employees in Asia or the U.S. are subject to a collective bargaining agreement, but a majority of our employees in Europe are covered by local labor agreements. We consider our relations with our employees to be satisfactory. See "Risk Factors – *We may fail to attract or retain the qualified technical, sales, marketing, finance and management personnel required to operate our business successfully, which could adversely affect on our business, results of operations and financial condition.*" in Part I, Item 1A of this Annual Report for additional information.

ENVIRONMENTAL MATTERS

We are subject to a variety of U.S. federal, state, local and foreign governmental laws, rules and regulations related to the use, storage, handling, discharge or disposal of certain toxic, volatile or otherwise hazardous chemicals used in our manufacturing process both in the U.S. and the U.K. where our wafer fabrication facilities are located, and in China and Germany where our packaging, assembly and test facilities are located. Any of these regulations could require us to acquire equipment or to incur substantial other costs to comply with environmental regulations or remediate problems. For the years ended December 31, 2012, 2011 and 2010, our capital expenditures for environmental controls have not been material. As of December 31, 2012, there were no known environmental claims or recorded liabilities. See "Risk Factors – *We are subject to many environmental laws and regulations that could result in significant expenses and could adversely affect our business, results of operations and financial condition.*" in Part I, Item 1A of this Annual Report for additional information.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We conduct business with one related party company, Lite-On Semiconductor Corporation and its subsidiaries and affiliates (collectively, "LSC"). LSC is our largest stockholder, owning 18% of our outstanding Common Stock as of December 31, 2012. We also conduct business with one significant company, Keylink International (B.V.I.) Inc. and its subsidiaries and affiliates (collectively, "Keylink"). Keylink is a 5% joint venture partner in our Shanghai manufacturing facilities. The Audit Committee reviews all related party transactions for potential conflict of interest situations on an ongoing basis. We believe that all related party transactions are on terms no less favorable to us than would be obtained from unaffiliated third parties. For more information concerning our relationships with LSC and Keylink, see "Risk Factors – *We receive a significant portion of our net sales from two customers, one of which is our largest external supplier and both of which are related parties. The loss of these customers or suppliers could harm our business, results of operations and financial condition.*" in Part I, Item 1A and Note 14 of "Notes to Consolidated Financial Statements" of this Annual Report for additional information.

SEASONALITY

Historically, our net sales have been affected by the cyclical nature of the semiconductor industry and the seasonal trends of related end-markets, specifically in the consumer and computing markets. See Note 18 (unaudited) of "Notes to Consolidated Financial Statements" of this Annual Report for additional information on our quarterly results.

AVAILABLE INFORMATION

Our website address is http://www.diodes.com. We make available, free of charge through our website, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission (the "SEC").

Our filings may also be read and copied at the SEC's Public Reference Room at 100 F Street NE, Room 1580 Washington, DC 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site (www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

Our website also provides investors access to financial and corporate governance information including our Code of Business Conduct, as well as press releases, and stock quotes. The contents of our website are not incorporated by reference into this Annual Report on Form 10-K.

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the Private Securities Litigation Reform Act of 1995

Many of the statements included in this Annual Report on Form 10-K contain forward-looking statements and information relating to our company. We generally identify forward-looking statements by the use of terminology such as "may," "will," "could," "should," "potential," "continue," "expect," "intend," "plan," "estimate," "anticipate," "believe," "project," or similar phrases or the negatives of such terms. We base these statements on our beliefs as well as assumptions we made using information currently available to us. Such statements are subject to risks, uncertainties and assumptions, including those identified in "Risk Factors," as well as other matters not yet known to us or not currently considered material by us. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. Forward-looking statements do not guarantee future performance and should not be considered as statements of fact.

You should not unduly rely on these forward-looking statements, which speak only as of the date of this Annual Report on Form 10-K. Unless required by law, we undertake no obligation to publicly update or revise any forward-looking statements to reflect new information or future events or otherwise. The Private Securities Litigation Reform Act of 1995 (the "Act") provides certain "safe harbor" provisions for forward-looking statements. All forward-looking statements made on this Annual Report on Form 10-K are made pursuant to the Act.

Item 1A. Risk Factors

Investing in our Common Stock involves a high degree of risk. You should carefully consider the following risks and other information in this report before you decide to buy our Common Stock. Our business, financial condition or operating results may suffer if any of the following risks are realized. Additional risks and uncertainties not currently known to us may also adversely affect our business, financial condition or operating results. If any of these risks or uncertainties occurs, the trading price of our Common Stock could decline and you could lose part or all of your investment.

RISKS RELATED TO OUR BUSINESS

The success of our business depends on the strength of the global economy and the stability of the financial markets, and any weaknesses in these areas may have a material adverse effect on our revenues, results of operations and financial condition.

Weaknesses in the global economy and financial markets can lead to lower consumer discretionary spending and demand for items that incorporate our products in the consumer electronics, computing, industrial, communications and the automotive sectors. A decline in end-user demand can affect our customers' demand for our products, the ability of our customers to meet their payment obligations and the likelihood of customers canceling or deferring existing orders. Our revenues, operating results and financial condition could be negatively affected by such actions.

During times of difficult market conditions, our fixed costs combined with lower revenues and lower profit margins may have a negative impact on our business, results of operations and financial condition.

The semiconductor industry is characterized by high fixed costs. Notwithstanding our utilization of third-party manufacturing capacity, most of our production requirements are met by our own manufacturing facilities. In difficult economic environments, we could be faced with a decline in the utilization rates of our manufacturing facilities due to decreases in product demand. During such periods, our manufacturing facilities do not operate at full capacity and the costs associated with this excess capacity are expensed immediately and not capitalized into inventory. When our utilization rates decline to abnormally low production levels, we generally experience lower gross margins. The market conditions in the future may adversely affect our utilization rates and consequently our future gross margins, and this, in turn, could have a material negative impact on our business, results of operations and financial condition.

Downturns in the highly cyclical semiconductor industry and/or changes in end-market demand could adversely affect our results of operations and financial condition.

The semiconductor industry is highly cyclical, and periodically experiences significant economic downturns characterized by diminished product demand, production overcapacity and excess inventory, which can result in rapid erosion in average selling prices. From time to time, the semiconductor industry experiences order cancellations and reduced demand for products, resulting in significant revenue declines, due to excess inventories at end-equipment manufacturers and general economic conditions, especially in the technology sector. The market for semiconductors may experience renewed, and possibly more severe and prolonged downturns, which may harm our results of operations and financial condition.

In addition, we operate in a few narrow markets of the broader semiconductor market and, as a result, cyclical fluctuations may affect these segments to a greater extent than they do to the broader semiconductor market. This may cause us to experience greater fluctuations in our results of operations and financial condition than compared to some of our broad line semiconductor manufacturer competitors. In addition, we may experience significant changes in our profitability as a result of variations in sales, changes in product mix, changes in end-user markets and the costs associated with the introduction of new products. The markets for our products depend on continued demand in the consumer electronics, computing, communications, industrial and automotive sectors. These end-user markets also tend to be cyclical and may also experience changes in demand that could adversely affect our results of operations and financial condition.

The semiconductor business is highly competitive, and increased competition may harm our business, results of operations and financial condition.

The semiconductor industry in which we operate is highly competitive. We expect intensified competition from existing competitors and new entrants. Competition is based on price, product performance, product availability, quality, reliability and customer service. We compete in various markets with companies of various sizes, many of which are larger and have greater resources or capabilities as it relates to financial, marketing, distribution, brand name recognition, research and development, manufacturing and other resources than we have. As a result, they may be better able to develop new products, market their products, pursue acquisition candidates and withstand adverse economic or market conditions. Most of our current major competitors are broad line semiconductor manufacturers who often have a wider range of product types and technologies than we do. In addition, companies not currently in direct competition with us may introduce competing products in the future. Some of our current major competitors are Fairchild Semiconductor Corporation, Infineon Technologies A.G., International Rectifier Corporation, NXP Semiconductors N.V., ON Semiconductor Corporation, Rohm Electronics USA, LLC, Toshiba Corporation and Vishay Intertechnology, Inc. We may not be able to compete successfully in the future, and competitive pressures may harm our business, results of operations and financial condition.

We receive a significant portion of our net sales from two customers, one of which is our largest external supplier and both of which are related parties. The loss of these customers or suppliers could harm our business, results of operations and financial condition.

In 2012, 2011 and 2010, LSC, our largest stockholder, accounted for approximately 1%, of our net sales. LSC is also our largest supplier, providing us with discrete semiconductor products for subsequent sale by us, which represented approximately 3%, 5% and 7%, respectively, of our net sales, in 2012, 2011 and 2010.

In addition, in 2012, 2011 and 2010, we sold products to companies owned by Keylink, totaling 3%, 2% and 3%, respectively, of our net sales. Also for 2012, 2011 and 2010, 1%, 1% and 2%, respectively, of our net sales were from semiconductor products purchased from companies owned by Keylink.

The loss of LSC as a supplier, or Keylink as a customer or supplier, could materially harm our business, results of operations and financial condition.

Delays in initiation of production at facilities due to implementing new production techniques or resolving problems associated with technical equipment malfunctions could adversely affect our manufacturing efficiencies, results of operations and financial condition.

Our manufacturing efficiency has been and will be an important factor in our future profitability, and we may not be able to maintain or increase our manufacturing efficiency. Our manufacturing and testing processes are complex, require advanced and costly equipment and are continually being modified in our efforts to improve yields and product performance. Difficulties in the manufacturing process can lower yields. Technical or other problems could lead to production delays, order cancellations and lost revenue. In addition, any problems in achieving acceptable yields, construction delays, or other problems in upgrading or expanding existing facilities, building new facilities, bringing new manufacturing capacity to full production or changing our process technologies, could also result in capacity constraints, production delays and a loss of future revenues and customers. Our operating results also could be adversely affected by any increase in fixed costs and operating expenses related to increases in production capacity if net sales do not increase proportionately, or in the event of a decline in demand for our products.

Our wafer fabrication facilities are located near Kansas City, Missouri, and Manchester, United Kingdom ("U.K."), while our manufacturing facilities in Shanghai, China and Neuhaus, Germany, perform packaging, assembly and test functions and our manufacturing facilities in Chengdu, China are for surface-mounted component production, assembly and test functions. Any disruption of operations at these facilities could have a material adverse effect on our manufacturing efficiencies, results of operations and financial condition.

We are and will continue to be under continuous pressure from our customers and competitors to reduce the price of our products, which could adversely affect our growth and profit margins.

Prices for our products tend to decrease over their life cycle. There is substantial and continuing pressure from customers to reduce the total cost of purchasing our products. To remain competitive and retain our customers and gain new ones, we must continue to reduce our costs through product and manufacturing improvements. We must also strive to minimize our customers' shipping and inventory financing costs and to meet their other goals for rationalization of supply and production. We experienced an increase in average selling prices ("ASP") for our products of 5% in 2010, a decrease of 2% in 2011 and a decrease of 10% in 2012. At times, we may be required to sell our products at ASP below our manufacturing costs or purchase prices in order to remain competitive. Our growth and the profit margins of our products will suffer if we cannot effectively continue to reduce our costs and keep our product prices competitive.

Our customers require our products to undergo a lengthy and expensive qualification process without any assurance of product sales, which could adversely affect our revenues, results of operations and financial condition.

Prior to purchasing our products, our customers require that our products undergo an extensive qualification process, which involves rigorous reliability testing. This qualification process may continue for six months or longer. However, qualification of a product by a customer does not ensure any sales of the product to that customer. Even after successful qualification and sales of a product to a customer, a subsequent revision to the product, changes in the product's manufacturing process or the selection of a new supplier by us may require a new qualification process, which may result in delays and in us holding excess or obsolete inventory. After our products are qualified, it can take an additional six months or more before the customer commences volume production of components or devices that incorporate our products. Despite these uncertainties, we devote substantial resources, including design, engineering, sales, marketing and management efforts, toward qualifying our products with customers in anticipation of sales. If we are unsuccessful or delayed in qualifying any of our products with a customer, such failure or delay would preclude or delay sales of such product to the customer, which may adversely affect our revenues, results of operations and financial condition.

Our customer orders are subject to cancellation or modification usually with no penalty. High volumes of order cancellation or reduction in quantities ordered could adversely affect our revenues, results of operations and financial condition.

All of our customer orders are subject to cancellation or modification, usually with no penalty to the customer. Orders are generally made on a purchase order basis, rather than pursuant to long-term supply contracts, and are booked from one to twelve months in advance of delivery. The rate of booking new orders can vary significantly from month to month. We, and the semiconductor industry as a whole, are experiencing a trend towards shorter lead-times, which is the amount of time between the date a customer places an order and the date the customer requires shipment. Furthermore, our industry is subject to rapid changes in customer outlook and periods of excess inventory due to changes in demand in the end-markets our industry serves. As a result, many of our purchase orders are revised, and may be cancelled, with little or no penalty and with little or no notice. However, we must still commit production and other resources to fulfilling these purchase orders even though they may ultimately be cancelled. If a significant number of purchase orders are cancelled or product quantities ordered are reduced, and we are unable to timely generate replacement orders, we may build up excess inventory and our revenues, results of operations and financial condition may suffer.

Production at our manufacturing facilities could be disrupted for a variety of reasons, including natural disasters and other extraordinary events, which could prevent us from producing enough of our products to maintain our sales and satisfy our customers' demands and could adversely affect our results of operations and financial condition.

A disruption in production at our manufacturing facilities could have a material adverse effect on our business. Disruptions could occur for many reasons, including fire, floods, hurricanes, typhoons, droughts, tsunamis, volcanoes, earthquakes, disease or other similar natural disasters, unplanned maintenance or other manufacturing problems, labor shortages, power outages or shortages, telecommunications failures, strikes, transportation interruption, government regulation, terrorism or other extraordinary events. Such disruptions may cause direct injury or damage to our employees and property and related internal controls with significant indirect consequences. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and financial performance. If one of our key manufacturing facilities is unable to produce our products for an extended period of time, our sales may be reduced by the shortfall caused by the disruption, and we may not be able to meet our customers' needs, which could cause them to seek other suppliers. Such disruptions could have an adverse effect on our results of operations and financial condition.

New technologies could result in the development of new products by our competitors and a decrease in demand for our products, and we may not be able to develop new products to satisfy changes in demand, which would adversely affect our net sales, market share, results of operations and financial condition.

Our product range and new product development program are focused on discrete, logic and analog semiconductor products. Our failure to develop new technologies, or anticipate or react to changes in existing technologies, either within or outside of the semiconductor market, could materially delay development of new products, which could result in a decrease in our net sales and a loss of market share to our competitors. The semiconductor industry is characterized by rapidly changing technologies and industry standards, together with frequent new product introductions. This includes the development of new types of technology or the improvement of existing technologies, such as analog and digital technologies that compete with, or seek to replace, discrete semiconductor technology. Our financial performance depends on our ability to design, develop, manufacture, assemble, test, market and support new products and product enhancements on a timely and cost-effective basis. New products often command higher prices and, as a result, higher profit margins. We may not successfully identify new product opportunities or develop and bring new products to market or succeed in selling them into new customer applications in a timely and cost-effective manner.

Products or technologies developed by other companies may render our products or technologies obsolete or noncompetitive, and since we operate primarily in a narrower segment of the broader semiconductor industry, this may have a greater effect on us than it would if we were a broad-line semiconductor manufacturer with a wider range of product types and technologies. Many of our competitors are larger and more established international companies with greater engineering and research and development resources than us. Our failure to identify or capitalize on any fundamental shifts in technologies in our product markets, relative to our competitors, could harm our business, have a material adverse effect on our competitive position within our industry and harm our relationships with our customers. In addition, to remain competitive, we must continue to reduce package sizes, improve manufacturing yields and expand our sales. We may not be able to accomplish these goals, which would adversely affect our net sales, market share, results of operations and financial condition.

We may be adversely affected by any disruption in our information technology systems, which could adversely affect our cash flows, results of operations and financial condition.

Our operations are dependent upon our information technology systems, which encompass all of our major business functions. We rely upon such information technology systems to manage and replenish inventory, to fill and ship customer orders on a timely basis, to coordinate our sales activities across all of our products and services and to coordinate our administrative activities. A substantial disruption in our information technology systems for any prolonged time period (arising from, for example, system capacity limits from unexpected increases in our volume of business, outages or delays in our service) could result in delays in receiving inventory and supplies or filling customer orders and adversely affect our customer service and relationships. Our systems might be damaged or interrupted by natural or man-made events or by computer viruses, physical or electronic break-ins and similar disruptions affecting the global Internet. There can be no assurance that such delays, problems, or costs will not have a material adverse effect on our cash flows, results of operations and financial condition.

As our operations grow in both size and scope, we will continuously need to improve and upgrade our systems and infrastructure while maintaining the reliability and integrity of our systems and infrastructure. The expansion of our systems and infrastructure will require us to commit substantial financial, operational and technical resources before the volume of our business increases, with no assurance that the volume of business will increase. In particular, we have upgraded our financial reporting system and are currently seeking to upgrade other information technology systems. These and any other upgrades to our systems and information technology, or new technology, now and in the future, will require that our management and resources be diverted from our core business to assist in compliance with those requirements. There can be no assurance that the time and resources our management will need to devote to these upgrades, service outages or delays due to the installation of any new or upgraded technology (and customer issues therewith), or the impact on the reliability of our data from any new or upgraded technology will not have a material adverse effect on our cash flows, results of operations and financial condition.

A significant portion of our operations operate on a single Enterprise Resource Planning (ERP) platform. To manage our international operations efficiently and effectively, we rely heavily on our ERP system, internal electronic information and communications systems and on systems or support services from third parties. Any of these systems are subject to electrical or telecommunications outages, computer hacking or other general system failure. It is also possible that future acquisitions will operate on ERP systems different from ours and that we could face difficulties in integrating operational and accounting functions of new acquisitions. Difficulties in upgrading or expanding our ERP system or system-wide or local failures that affect our information processing could have a material adverse effect on our cash flows, results of operations and financial condition.

We may be subject to claims of infringement of third-party intellectual property rights or demands that we license third-party technology, which could result in significant expense, reduction in our intellectual property rights and a negative impact on our business, results of operations and financial condition.

The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights. From time to time, third parties have asserted, and may in the future assert, patent, copyright, trademark and other intellectual property rights to technology that is important to our business and have demanded, and may in the future demand, that we license their patents and technology. Any litigation to determine the validity of allegations that our products infringe or may infringe these rights, including claims arising through our contractual indemnification of our customers, or claims challenging the validity of our patents, regardless of its merit or resolution, could be costly and divert the efforts and attention of our management and technical personnel. We may not prevail in litigation given the complex technical issues and inherent uncertainties in intellectual property litigation. If litigation results in an adverse ruling, we could be required to:

- pay substantial damages for past, present and future use of the infringing technology;
- cease manufacture, use or sale of infringing products;
- discontinue the use of infringing technology;
- expend significant resources to develop non-infringing technology;
- pay substantial damages to our customers or end-users to discontinue use or replace infringing technology with non-infringing technology;
- license technology from the third party claiming infringement, which license may not be available on commercially reasonable terms, or at all; or
- relinquish intellectual property rights associated with one or more of our patent claims, if such claims are held invalid or otherwise unenforceable.

We depend on third-party suppliers for timely deliveries of raw materials, parts and equipment, as well as finished products from other manufacturers, and our reputation with customers, results of operations and financial condition could be adversely affected if we are unable to obtain adequate supplies in a timely manner.

Our manufacturing operations depend upon obtaining adequate supplies of raw materials, parts and equipment on a timely basis from third parties. Our results of operations could be adversely affected if we are unable to obtain adequate supplies of raw materials, parts and equipment in a timely manner or if the costs of raw materials, parts or equipment were to increase significantly. Our business could also be adversely affected if there is a significant degradation in the quality of raw materials used in our products, or if the raw materials give rise to compatibility or performance issues in our products, any of which could lead to an increase in customer returns or product warranty claims. Although we maintain rigorous quality control systems, errors or defects may arise from a supplied raw material and be beyond our detection or control. Any interruption in, or change in quality of, the supply of raw materials, parts or equipment needed to manufacture our products could adversely affect our reputation with customers, results of operations and financial condition.

In addition, we sell finished products from other manufacturers. Our business could also be adversely affected if there is a significant degradation in the quality of these products. From time to time, such manufacturers may extend lead-times, limit supplies or increase prices due to capacity constraints or other factors. We have no long-term purchase contracts with any of these manufacturers and, therefore, have no contractual assurances of continued supply, pricing or access to finished products that we sell, and any such manufacturer could discontinue supplying to us at any time. Additionally, some of our suppliers of finished products or wafers compete directly with us and may in the future choose not to supply products to us..

If we do not succeed in continuing to vertically integrate our business, we will not realize the cost and other efficiencies we anticipate, which could adversely affect our ability to compete, results of operations and financial condition.

We are continuing to vertically integrate our business. Key elements of this strategy include continuing to expand the reach of our sales organization, expand our manufacturing capacity, expand our wafer foundry and research and development capability and expand our marketing, product development, package development and assembly/test operations in company-owned facilities or through the acquisition of established contractors. There are certain risks associated with our vertical integration strategy, including:

- difficulties associated with owning a manufacturing business, including, but not limited to, the maintenance and management of manufacturing facilities, equipment, employees and inventories and limitations on the flexibility of controlling overhead;
- difficulties in continuing expansion of our operations in Asia and Europe, because of the distance from our United States ("U.S.") headquarters and differing regulatory and cultural environments;
- the need for skills and techniques that are outside our traditional core expertise;
- less flexibility in shifting manufacturing or supply sources from one region to another;
- even when independent suppliers offer lower prices, we would continue to acquire wafers from our captive manufacturing facilities, which may result in us having higher costs than our competitors;

- difficulties developing and implementing a successful research and development team; and
- difficulties developing, protecting, and gaining market acceptance of, our proprietary technology.

The risks of becoming a fully integrated manufacturer are amplified in an industry-wide slowdown because of the fixed costs associated with manufacturing facilities. In addition, we may not realize the cost, operating and other efficiencies that we expect from continued vertical integration. If we fail to successfully vertically integrate our business, our ability to compete, profit margins, results of operations and financial condition may suffer.

Part of our growth strategy involves identifying and acquiring companies with complementary product lines or customers. We may be unable to identify suitable acquisition candidates or consummate desired acquisitions and, if we do make any acquisitions, we may be unable to successfully integrate any acquired companies with our operations, which could adversely affect our business, results of operations and financial condition.

A significant part of our growth strategy involves acquiring companies with complementary product lines, customers or other capabilities. For example, (i) in 2000, we acquired FabTech, Inc., a wafer fabrication company, in order to have our own wafer manufacturing capabilities, (ii) in 2006, we acquired Anachip Corp. as an entry into the analog market, (iii) in 2006, we acquired the net operating assets of APD Semiconductor, Inc., (iv) in 2008, we acquired Zetex plc., (v) in 2011, we acquired over 50% of the outstanding common stock of Eris Technology Corporation, (vi) also in 2011, we acquired Power Analog Microelectronics, Inc., and (vii) on December 26, 2012, we entered into an Agreement and Plan of Merger with BCD Semiconductor Manufacturing Limited and expect the acquisition to close late in the first quarter or early in the second quarter of 2013. In addition, from time to time, we may be in various stages of discussions with potential acquisition targets as we intend to continue to expand and diversify our operations by making further acquisitions. However, we may be unsuccessful in identifying suitable acquisition candidates, or we may be unable to consummate a desired acquisition. To the extent we do make acquisitions, if we are unsuccessful in integrating these companies or their operations or product lines with our operations, or if integration is more difficult than anticipated, we may experience disruptions that could have a material adverse effect on our business, results of operations and financial condition. In addition, we may not realize all of the benefits we anticipate from any such acquisitions. Some of the risks that may affect our ability to integrate or realize any anticipated benefits from acquisitions that we may make include those associated with:

- unexpected losses of key employees or customers of the acquired company;
- bringing the acquired company's standards, processes, procedures and controls into conformance with our operations;
- coordinating our new product and process development;
- hiring additional management and other critical personnel;
- increasing the scope, geographic diversity and complexity of our operations;
- difficulties in consolidating facilities and transferring processes and know-how;
- difficulties in reducing costs of the acquired entity's business;
- diversion of management's attention from the management of our business; and
- adverse effects on existing business relationships with customers.

We are subject to many environmental laws and regulations that could result in significant expenses and could adversely affect our business, results of operations and financial condition.

We are subject to a variety of U.S. federal, state, local and foreign governmental laws, rules and regulations related to the use, storage, handling, discharge or disposal of certain toxic, volatile or otherwise hazardous chemicals used in manufacturing our products throughout the world. Some of these regulations in the U.S. include the Federal Clean Water Act, Clean Air Act, Resource Conservation and Recovery Act, Comprehensive Environmental Response, Compensation, and Liability Act and similar state statutes and regulations. Any of these regulations could require us to acquire equipment or to incur substantial other expenses to comply with environmental regulations. If we were to incur such additional expenses, our product costs could significantly increase, materially affecting our business, financial condition and results of operations. Any failure to comply with present or future environmental laws, rules and regulations could result in fines, suspension of production or cessation of operations, any of which could have a material adverse effect on our business, results of operations and financial condition. Our operations affected by such requirements include, among others: the disposal of wastewater containing residues from our manufacturing operations through publicly operated treatment works or sewer systems, and which may be subject to volume and chemical discharge limits and may also require discharge permits; and the use, storage and disposal of materials that may be classified as toxic or hazardous. Any of these may result in, or may have resulted in, environmental conditions for which we could be liable.

Some environmental laws impose liability, sometimes without fault, for investigating or cleaning up contamination on, or emanating from, our currently or formerly owned, leased or operated properties, as well as for damages to property or natural resources and for personal injury arising out of such contamination. Such liability may also be joint and several, meaning that we could be held responsible for more than our share of the liability involved, or even the entire liability. In addition, the presence of environmental contamination could also interfere with ongoing operations or adversely affect our ability to sell or lease our properties. Environmental requirements may also limit our ability to identify suitable sites for new or expanded plants. Discovery of contamination for which we are responsible, the enactment of new laws and regulations, or changes in how existing requirements are enforced, could require us to incur additional costs for compliance or subject us to unexpected liabilities.

Our products may be found to be defective and, as a result, warranty claims and product liability claims may be asserted against us, which may harm our business, reputation with our customers, results of operations and financial condition.

Our products are typically sold at prices that are significantly lower than the cost of the equipment or other goods in which they are incorporated. For example, our products that are incorporated into a personal computer may be sold for several cents, whereas the computer maker might sell the personal computer for several hundred dollars. Although we maintain rigorous quality control systems, we shipped approximately 32 billion, 29 billion and 28 billion individual semiconductor devices in years ending December 31, 2012, 2011 and 2010, respectively, to customers around the world, and in the ordinary course of our business, we receive warranty claims and product liability claims for some of these products that are defective, or that do not perform to published specifications. Since a defect or failure in our products could give rise to failures in the end-products that incorporate them (and consequential claims for damages against our customers from their customers), we may face claims for damages that are disproportionate to the revenues and profits we receive from the products involved. In addition, our ability to reduce such liabilities may be limited by the laws or the customary business practices of the countries where we do business. Even in cases where we do not believe we have legal liability for such claims, we may choose to pay for them to retain a customer's business or goodwill or to settle claims to avoid protracted litigation. Our results of operations and business could be adversely affected as a result of a significant quality or performance issue in our products, if we are required or choose to pay for the damages that result. Although we currently have liability insurance, we may not have sufficient insurance coverage, and we may not have sufficient resources, to satisfy all possible warranty claims and product liability claims. In addition, any perception that our products are defective would likely result in reduced sales of our products, loss of customers and harm to our business, reputation, results of operations and financial condition.

We may fail to attract or retain the qualified technical, sales, marketing, finance and management personnel required to operate our business successfully, which could adversely affect on our business, results of operations and financial condition.

Our future success depends, in part, upon our ability to attract and retain highly qualified technical, sales, marketing, finance and managerial personnel. Personnel with the necessary expertise are scarce and competition for personnel with these skills is intense. We may not be able to retain existing key technical, sales, marketing, finance and managerial employees or be successful in attracting, assimilating or retaining other highly qualified technical, sales, marketing and managerial personnel in the future. For example, we have faced, and continue to face, intense competition for qualified technical and other personnel in China, where our assembly, test and packaging facilities are located. A number of U.S. and multi-national corporations, both in the semiconductor industry and in other industries, have recently established and are continuing to establish factories and plants in China, and the competition for qualified personnel has increased significantly as a result. If we are unable to retain existing key employees or are unsuccessful in attracting new highly qualified employees, our business, results of operations and financial condition could be materially and adversely affected.

We may not be able to achieve future growth, and any such growth may place a strain on our management and on our systems and resources, which could adversely affect our business, results of operations and financial condition.

Our ability to successfully grow our business within the semiconductor industry requires effective planning and management. Our past growth, and our targeted future growth, may place a significant strain on our management and on our systems and resources, including our financial and managerial controls, reporting systems and procedures. In addition, we will need to continue to train and manage our workforce worldwide. If we are unable to effectively plan and manage our growth effectively, our business and prospects will be harmed and we will not be able to maintain our profit growth or achieve future growth, which could adversely affect our business, results of operations and financial condition.

Obsolete inventories as a result of changes in demand for our products and change in life cycles of our products could adversely affect our business, results of operations and financial condition.

The life cycles of some of our products depend heavily upon the life cycles of the end-products into which our products are designed. End-market products with short life cycles require us to manage closely our production and inventory levels. Inventory may also become obsolete because of adverse changes in end-market demand. We may in the future be adversely affected by obsolete or excess inventories, which may result from unanticipated changes in the estimated total demand for our products or the estimated life cycles of the end-products into which our products are designed. In addition, some customers restrict how far back the date of manufacture for our products can be and certain customers may stop ordering products from us and go out of business due to adverse economic conditions; therefore, some of our product inventory may become obsolete and, thus, adversely affect our business, results of operations and financial condition.

If OEMs do not design our products into their applications, our net sales may be adversely affected.

We expect an increasingly significant portion of net sales will come from products we design specifically for our customers. However, we may be unable to achieve these design wins. In addition, a design win from a customer does not guarantee future sales to that customer. Without design wins from OEMs, we would only be able to sell our products to these OEMs as a second source, which usually means we are only able to sell a limited amount of product to them. Once an OEM designs another supplier's semiconductors into one of its product platforms, it is more difficult for us to achieve future design wins with that OEM's product platform because changing suppliers involves significant cost, time, effort and risk to an OEM. Achieving a design win with a customer does not ensure that we will receive significant revenues from that customer, and we may be unable to convert design wins into actual sales. Even after a design win, the customer is not obligated to purchase our products and can choose at any time to stop using our products, if, for example, its own products are not commercially successful.

We are subject to interest rate risk that could have an adverse effect on our cost of working capital and interest expenses, which could adversely affect our business, results of operations and financial condition.

We have credit facilities with financial institutions in the U.S., Asia and Europe, as well as other debt instruments, with interest rates equal to LIBOR or similar indices plus a negotiated margin. A rise in interest rates could have an adverse impact upon our cost of working capital and our interest expense. As of December 31, 2012, an increase of 1% in interest rates on our credit facilities would increase our annual interest rate expense by less than $1 million. In addition, on January 8, 2013, we entered into a five year $300 million revolving senior credit facility, which will further increase our sensitivity to rising interest rates depending on how much we draw down in the future.

We may have a significant amount of debt with various financial institutions worldwide. Any indebtedness could adversely affect our business, results of operations, financial condition and our ability to meet our payment obligations under such debt.

We may have a significant amount of debt and substantial debt service requirements in our borrowings, including our credit facilities with various financial institutions worldwide. On February 1, 2012, we obtained a three-year term loan in the amount of $40 million with Bank of America, N.A. As of December 31, 2012, we had an aggregate outstanding debt of $8 million on our lines of credit, which an additional $1 million was used for import and export guarantees under our credit facilities with various financial institutions worldwide. In addition, as of December 31, 2012 an aggregate amount of $102 million was available for future borrowings under our credit facilities in the U.S., Asia and Europe, and we are permitted under the terms of our debt agreements under various credit facilities to incur substantial additional debt. On January 8, 2013, we entered into a five year $300 million revolving senior credit facility, under which we could significantly increase the amount of our outstanding debt depending on how much we draw down in the future.

A significant amount of debt could have significant consequences on our future operations, including:

- making it more difficult for us to meet our payment and other obligations under our outstanding debt;
- resulting in an event of default if we fail to comply with the financial and other restrictive covenants contained in our debt agreements, which event of default could result in all of our debt becoming immediately due and payable and, in the case of an event of default under our secured debt, such as our senior secured credit facility, could permit the lenders to foreclose on our assets securing that debt;
- reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes, and limiting our ability to obtain additional financing for these purposes;
- subjecting us to the risk of increased sensitivity to interest rate increases on our indebtedness with variable interest rates, including borrowings under senior secured credit facility;
- limiting our flexibility in planning for, or reacting to, and increasing our vulnerability to, changes in our business, the industry in which we operate and the general economy; and
- placing us at a competitive disadvantage compared to our competitors that have less debt or are less leveraged.

Any of the above-listed factors could have an adverse effect on our business, results of operations, financial condition and our ability to meet our payment obligations under our debt.

Restrictions in our credit facilities may limit our business and financial activities, including our ability to obtain additional capital in the future.

On January 8, 2013, we entered into a Credit Agreement with Bank of America, N.A., as administrative agent for the lenders under the credit agreement, which provides for a five year $300 million revolving senior credit facility, which includes $10 million swing line sublimit, a $10 million letter of credit sublimit, and $20 million alternative currency sublimit. In addition, we may from time to time request increases in the aggregate commitment under the Credit Agreement of up to $200 million, subject to the lenders electing to increase their commitments or by means of the addition of new lenders.

This Credit Agreement contains covenants imposing various restrictions on our business and financial activities. These restrictions may affect our ability to operate our business and undertake certain financial activities and may limit our ability to take advantage of potential business or financial opportunities as they arise. The restrictions these covenants place on us include limitations on our ability to incur liens, incur indebtedness, make investments, dissolve or merge or consolidate with or into another entity, dispose of certain property, make restricted payments, issue or sell equity interests, engage in other different material lines of business, conduct related party transactions, enter into certain burdensome contractual obligations and use proceeds from any credit facility to purchase or carry margin stock or to extend credit to others for the same purpose. The Credit Agreement also requires us to meet certain financial ratios, including a fixed charge coverage ratio and a consolidated leverage ratio.

Our ability to comply with the Credit Agreement may be affected by events beyond our control, including prevailing economic, financial and industry conditions, and are subject to the risks stated in this section of the Annual Report. The breach of any of these covenants or restrictions could result in a default under the Credit Agreement. An event of default under the Credit Agreement would permit Bank of America, N.A. to declare all amounts owed under such Credit Agreement to be immediately due and payable in full. Acceleration of our indebtedness may cause us to be unable to make interest payments for the credit facilities and repay the principal amount of the credit facilities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – *Debt instruments*" in Part II, Item 7 of this Annual Report for additional information.

Our business benefits from certain Chinese government incentives. Expiration of, or changes to, these incentives could adversely affect our results of operations and financial condition.

The Chinese government has provided various incentives to technology companies, including our manufacturing facilities located in Shanghai, China, in order to encourage development of the high-tech industry. These incentives include reduced tax rates and other measures. As a result, we are entitled to a preferential enterprise income tax rate of 15% so long as our manufacturing facilities continue to maintain their High and New Technology Enterprise "HNTE" status. One of our Shanghai facilities has been approved for its HNTE status for the tax years 2011-2013, while our other Shanghai facility has been approved for its HNTE status for the tax years 2012-2014. In addition, any prior years that have already been approved are subject to audits to ensure all requirements are met. If we were to no longer meet the HNTE requirements, our statutory tax rate for these facilities would increase to 25%, which would adversely affect our results of operations and financial condition.

During 2012, the China government began an audit of our largest Chinese subsidiary for our 2009-2011 HNTE status. To date, the government has not issued the results of their audit.

In connection with our joint venture in Chengdu, China, we have qualified for tax incentives offered in the Go West Initiative ("Go West"), where companies are entitled to a preferential income tax rate of 15% for doing business in western China. If we were to no longer meet the Go West requirements, our statutory tax rate for this joint venture would increase to 25%, which would adversely affect our results of operations and financial condition.

The impact of our Go West and HNTE status, collectively called tax holidays, decreased our tax expense by approximately $6 million, $7 million and $8 million for the years ended December 31, 2012, 2011 and 2010, respectively. The benefit of the tax holidays on basic and diluted earnings per share for the year ended December 31, 2012 was approximately $0.14 and $0.13, respectively. The benefit of the tax holidays on both basic and diluted earnings per share for the year ended December 31, 2011 was approximately $0.15. The benefit of the tax holidays on basic and diluted earnings per share for the year ended December 31, 2010 was approximately $0.19 and $0.18, respectively.

The value of our benefit plan assets and liabilities is based on estimates and assumptions, which may prove inaccurate and the actual amount of expenses recorded in the consolidated financial statements could differ materially from the assumptions used.

Certain of our employees in the U.K. participate in a company-sponsored defined benefit, which is closed to new entrants and is frozen with respect to future benefit accruals. The retirement benefit is based on the final average compensation and service of each eligible employee. In accounting for these plans, we are required to make actuarial assumptions that are used to calculate the earning value of the related assets, where applicable, and liabilities and the amount of expenses to be recorded in our consolidated financial statements. Assumptions include the expected return on plan assets, discount rates, and mortality rates. While we believe the underlying assumptions under the projected unit credit method are appropriate, the carrying value of the related assets and liabilities and the actual amount of expenses recorded in the consolidated financial statements could differ materially from the assumptions used.

Changes in actuarial assumptions for our defined benefit plan could increase the volatility of the plan's asset value, require us to increase cash contributions to the plan and have a negative impact on our results of operations and financial condition.

The assets of our defined benefit plan (the "plan") consist primarily of high quality corporate bonds and stocks traded on the London Stock Exchange and are determined from time to time based on their fair value, requiring us to utilize certain actuarial assumptions for the plan's fair value determination.

As of December 31, 2012, the benefit obligation of the plan was approximately $125 million and the total assets in such plan were approximately $107 million. Therefore, the plan was underfunded by approximately $18 million. The difference between plan obligations and assets, or the funded status of the plan, is a significant factor in determining the net periodic benefit costs of the plan and the ongoing funding requirements of the plan.

Any fluctuations in the United Kingdom's equity markets and bond markets or changes in several key actuarial assumptions, including, but not limited to, changes in discount rate, estimated return on the plan and mortality rates, can (i) affect the level of plan funding; (ii) cause volatility in the net periodic pension cost; and (iii) increase our future funding requirements. In the event that actual results differ from the actuarial assumptions or actuarial assumptions are changed, the funding status of the plan may change. Any deficiency in the funding of the plan could result in additional charges to equity and an increase in future plan expense and cash contribution. A significant increase in our funding requirements could have a negative impact on our results of operations and financial condition.

In 2012, we adopted a payment plan with the trustees of the defined benefit plan, in which we will pay approximately £2 million GBP (approximately $3 million based on a USD:GBP exchange rate of 1.6:1) every year from 2012 through 2019.

In 2010, we established a joint venture to build a semiconductor facility in Chengdu, China. We are required to contribute at least $48 million to the joint venture during the first three years with additional contributions thereafter, as well as a substantial amount of time and resources to establish and operate the joint venture. Any failure to meet any such requirements, delays or unforeseen circumstances may cause us to incur penalties or require us to contribute additional expenses or resources and, as a result, could have an adverse effect on our operating efficiencies, results of operations and financial conditions.

Effective as of September 10, 2010, we entered into an Investment Cooperation Agreement and a Supplementary Agreement to the Investment Cooperation Agreement (collectively, the "CDHT Agreements") with the Management Committee of the Chengdu Hi-Tech Industrial Development Zone ("CDHT") to build a facility in Chengdu, China, with a Chinese local partner, for surface-mounted component production, assembly and test functions. The CDHT Agreements required us to contribute substantial capital to the joint venture, including at least $48 million in installments by December 14, 2012, as well as time and resources to establish and operate the joint venture. Due to pending approval from the Chinese government for completion of the restructuring of our China corporate entities, we received an extension to contribute the required amount until December 31, 2013. We must obtain various licenses, permissions, certifications and approvals, from time to time, related to the joint venture's business operations. Any failure to meet any such requirements, delays or unforeseen circumstances may cause us to incur penalties, or require us to cease of operations, or contribute additional expenses and/or resources and as a result, could have a material adverse effect on our operating efficiencies, results of operations and financial conditions. As of December 31, 2012, we have invested approximately $25 million of which $20 million were for capital expenditures.

Certain of our customers and suppliers require us to comply with their codes of conduct, which may include certain restrictions that may substantially increase the cost of our business as well as have an adverse effect on our operating efficiencies, results of operations and financial condition.

Certain of our customers and suppliers require us to agree to comply with the Electronic Industry Code of Conduct ("EICC") or their own codes of conduct, which may include detailed provisions on labor, human rights, health and safety, environment, corporate ethics and management systems. Certain of these provisions are not requirements under the laws of the countries in which we operate and may be burdensome to comply with on a regular basis. Moreover, new provisions may be added or material changes may be made to any these codes of conduct, and we may have to promptly implement such new provisions or changes, which may substantially further increase the cost of our business, be burdensome to implement and adversely affect our operational efficiencies and results of operations. If we violate any such codes of conduct, we may lose further business with the customer or supplier and, in addition, we may be subject to fines from the customer or supplier. While we believe that we are currently in compliance with our customers and suppliers' codes of conduct, there can be no assurance that, from time to time, if any one of our customers and suppliers audits our compliance with such code of conduct, we would be found to be in full compliance. A loss of business from these customers or suppliers could have a material adverse effect on our business, results of operations and financial conditions.

Compliance with government regulations and customer demands regarding the use of "conflict minerals" may result in increased costs and may have a negative impact on our business, results of operations and financial condition.

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 imposes new disclosure requirements regarding the use of certain minerals, which are mined from the Democratic Republic of Congo and adjoining countries, known as conflict minerals. When these new requirements are implemented, they could affect the pricing, sourcing and availability of minerals used in the manufacture of semiconductor devices (including our products). There will be additional costs associated with complying with the disclosure requirements, such as costs related to determining the source of any conflict minerals used in our products. Our supply chain is complex and we may be unable to verify the origins for all metals used in our products. Customers may demand that the products they purchase be free of conflict minerals. Therefore, we may encounter challenges with our customers and stockholders if we are unable to certify that our products are conflict free. The implementation of this requirement could affect the sourcing and availability of products we purchase from suppliers. This may reduce the number of suppliers that may be able to provide conflict free products, and may affect our ability to obtain products in sufficient quantities to meet customer demand or at competitive prices. The disclosure rules will take effect for us in May 2014.

There are risks associated with previous and future acquisitions. We may ultimately not be successful in overcoming these risks or any other problems encountered in connection with acquisitions.

The risks commonly encountered in acquisitions of companies include, among other things, higher than anticipated acquisition costs and expenses, the difficulty and expense in integrating the operations and personnel of the companies, the difficulty of bringing standards, procedures and controls into conformance with our operations, the ability to coordinate our new products and process development, the ability to hire additional management and other critical personnel, the ability to increase the scope, geographic diversity and complexity of our operations, difficulties in consolidating facilities and transferring processes and know-how, difficulties in reducing costs, prolonged diversion of our management's attention from the management of our business, the ability to clearly define our present and future strategies, the loss of key employees and customers as a result of changes in management and any geographic distances may make integration slower and more challenging. We may ultimately not be successful in overcoming these risks or any other problems encountered in connection with acquisitions.

In addition, any acquisition may cause large one-time expenses as well as create goodwill and other intangible assets that may result in significant asset impairment charges in the future.

If we fail to maintain an effective system of internal controls or discover material weaknesses in our internal control over financial reporting, we may not be able to report our financial results accurately or detect fraud, which could harm our business and the trading price of our Common Stock.

Effective internal controls are necessary for us to produce reliable financial reports and are important in our effort to prevent financial fraud. We are required to periodically evaluate the effectiveness of the design and operation of our internal controls. These evaluations may result in the conclusion that enhancements, modifications or changes to our internal controls are necessary or desirable. While management evaluates the effectiveness of our internal controls on a regular basis, these controls may not always be effective. There are inherent limitations on the effectiveness of internal controls, including collusion, management override, and failure of human judgment. Because of this, control procedures are designed to reduce rather than eliminate business risks. If we fail to maintain an effective system of internal controls or if management or our independent registered public accounting firm were to discover material weaknesses in our internal controls, we may be unable to produce reliable financial reports or prevent fraud, which could harm our financial condition and results of operations and result in loss of investor confidence and a decline in our stock price.

Terrorist attacks, or threats or occurrences of other terrorist activities, whether in the United States or internationally, may affect the markets in which our Common Stock trades, the markets in which we operate and our results of operations and financial condition.

Terrorist attacks, or threats or occurrences of other terrorist or related activities, whether in the United States or internationally, may affect the markets in which our Common Stock trades, the markets in which we operate and our profitability. Future terrorist or related activities could affect our domestic and international sales, disrupt our supply chains and impair our ability to produce and deliver our products. Such activities could affect our physical facilities or those of our suppliers or customers. Such terrorist attacks could cause seaports or airports, to or through which we ship, to be shut down, thereby preventing the delivery of raw materials and finished goods to or from our manufacturing facilities in China, Taiwan and Germany and our wafer fabrication facilities in Missouri and the U.K., or to our regional sales offices. Due to the broad and uncertain effects that terrorist attacks have had on financial and economic markets generally, we cannot provide any estimate of how these activities might affect our future results of operations and financial condition.

System security risks, data protection breaches, cyber-attacks and other related cybersecurity issues could disrupt our internal operations, and any such disruption could reduce our expected revenue, increase our expenses, damage our reputation and adversely affect our stock price.

Experienced computer programmers and hackers may be able to penetrate our security controls and misappropriate or compromise our confidential information or that of third parties, create system disruptions or cause shutdowns. Computer programmers and hackers also may be able to develop and deploy viruses, worms and other malicious software programs that attack our websites, products or otherwise exploit any security vulnerabilities of our websites and products. The costs to us to eliminate or alleviate cyber or other security problems, bugs, viruses, worms, malicious software programs and security vulnerabilities could be significant, and our efforts to address these problems may not be successful and could result in interruptions, delays, cessation of service and loss of existing or potential customers that may impede our sales, manufacturing, distribution or other critical functions.

We manage and store various proprietary information and sensitive or confidential data relating to our business and third party business. Breaches of our security measures or the accidental loss, inadvertent disclosure or unapproved dissemination of proprietary information or sensitive or confidential data about us or our partners or customers, including the potential loss or disclosure of such information or data as a result of fraud, trickery or other forms of deception, could expose us, our partners and customers or the individuals affected to a risk of loss or misuse of this information, result in litigation and potential liability for us, damage our brand and reputation or otherwise harm our business. In addition, the cost and operational consequences of implementing further data protection measures could be significant.

Delayed sales, significant costs or lost customers resulting from these system security risks, data protection breaches, cyber-attacks and other related cybersecurity issues could adversely affect our financial results, stock price and reputation.

RISKS RELATED TO OUR INTERNATIONAL OPERATIONS

Our international operations subject us to risks that could adversely affect our operations.

We expect net sales from foreign markets to continue to represent a significant portion of our total net sales. In addition, the majority of our manufacturing facilities are located overseas in China. In 2012, 2011 and 2010, net sales to customers outside the U.S. represented 84%, 83% and 78%, respectively, of our net sales. There are risks inherent in doing business internationally, and any or all of the following factors could cause harm to our business:

- changes in, or impositions of, legislative or regulatory requirements, including tax laws in the U.S. and in the countries in which we manufacture or sell our products;
- compliance with trade or other laws in a variety of jurisdictions;
- trade restrictions, transportation delays, work stoppages, and economic and political instability;
- changes in import/export regulations, tariffs and freight rates;
- difficulties in collecting receivables and enforcing contracts;
- currency exchange rate fluctuations;
- restrictions on the transfer of funds from foreign subsidiaries to the U.S.;
- the possibility of international conflict, particularly between or among China, the U.K., Germany, Taiwan and the U.S.;
- legal, regulatory, political and cultural differences among the countries in which we do business;
- longer customer payment terms; and
- changes in U.S. or foreign tax regulations.

We have significant operations and assets in China, the United Kingdom, Germany, Hong Kong and Taiwan and, as a result, will be subject to risks inherent in doing business in those jurisdictions, which may adversely affect our financial performance and results of operations.

We have a significant portion of our assets in mainland China, United Kingdom, Germany, Hong Kong and Taiwan. Our ability to operate in these countries may be adversely affected by changes in those jurisdictions' laws and regulations, including those relating to taxation, import and export tariffs, environmental regulations, land use rights, property and other matters. In addition, our results of operations and financial performance are subject to the economic and political situations. We believe that our operations are in compliance with all applicable legal and regulatory requirements. However, the central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations.

Changes in the political environment or government policies in those jurisdictions could result in revisions to laws or regulations or their interpretation and enforcement, increased taxation, restrictions on imports, import duties or currency revaluations. In addition, a significant destabilization of relations between or among China, the United Kingdom, Germany, Hong Kong, Taiwan and the U.S. could result in restrictions or prohibitions on our operations or the sale of our products or the forfeiture of our assets in these jurisdictions.

There can be no certainty as to the application of the laws and regulations of these jurisdictions in particular instances. Enforcement of existing laws or agreements may be sporadic and implementation and interpretation of laws inconsistent. Moreover, there is a high degree of fragmentation among regulatory authorities, resulting in uncertainties as to which authorities have jurisdiction over particular parties or transactions. The possibility of political conflict between these countries or with the U.S. could have an adverse impact upon our ability to transact business in these jurisdictions and to generate profits.

A slowdown in the Chinese economy could limit the growth in demand for electronic devices containing our products, which would have a material adverse effect on our business, results of operations and prospects.

We believe that an increase in demand in China for electronic devices that include our products will be an important factor in our future growth. Although the Chinese economy has grown significantly in recent years, there can be no assurance that such growth will continue. Any weakness in the Chinese economy could result in a decrease in demand for electronic devices containing our products and, thereby, materially and adversely affect our business, results of operations and prospects.

Economic regulation in China could materially and adversely affect our business, results of operations and prospects.

We have a significant portion of our manufacturing capacity in China. In addition, in 2012 35% of our total sales were billed to customers in China. In recent years, the Chinese economy has experienced periods of rapid expansion and wide fluctuations in the rate of inflation. In response to these factors, the Chinese government has, from time to time, adopted measures to regulate growth and contain inflation, including measures designed to restrict credit or control prices. Such actions in the future could increase the cost of doing business in China or decrease the demand for our products in China and, thereby, have a material adverse effect on our business, results of operations and prospects.

We could be adversely affected by violations of the United States' Foreign Corrupt Practices Act, the United Kingdom's Bribery Act 2010 and similar worldwide anti-bribery laws.

The United States' Foreign Corrupt Practices Act ("FCPA"), the United Kingdom's Bribery Act 2010 (the "UK Bribery Act") and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business. Our policies mandate compliance with these anti-bribery laws. We operate in many parts of the world that may have experienced governmental corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. We train our staff concerning FCPA, the UK Bribery Act and related anti-bribery laws. We have established procedures and controls to monitor internal and external compliance. There can be no assurance that our internal controls and procedures always will protect us from reckless or criminal acts committed by our employees or agents. If we are found to be liable for FCPA, the UK Bribery Act and other anti-bribery law violations (either due to our own acts or inadvertence, or due to the acts or inadvertence of others), we could incur criminal or civil penalties or other sanctions, which could have a material adverse effect on our business.

We are subject to foreign currency risk as a result of our international operations.

We face exposure to adverse movements in foreign currency exchange rates, principally the Chinese Yuan, the Taiwanese dollar, the Euro and the British Pound Sterling and, to a lesser extent, the Japanese Yen and the Hong Kong dollar. Our income and expenses are based on a mix of currencies and a decline in one currency relative to the other currencies could adversely affect our results of operations. Furthermore, our results of operations are reported in U.S. dollars, which is our reporting currency. In the event the U.S. dollar weakens against a foreign currency, we will experience a currency transaction loss, which could adversely affect our results of operations. Also, fluctuations in foreign currency exchange rates may have an adverse impact and be increasingly influential to our overall sales, profits and results of operations as amounts that are measured in foreign currency are translated back to U.S. dollars for reporting purposes. Our foreign currency risk may change over time as the level of activity in foreign markets grows and could have an adverse impact upon our financial results, especially as the portion of our sales attributable to Europe increases. We do not usually employ hedging techniques designed to mitigate foreign currency exposures and, therefore, we could experience currency losses as these currencies fluctuate against the U.S. dollar.

China is experiencing rapid social, political and economic change, which has increased labor costs and other related costs that could make doing business in China less advantageous than in prior years. Increased labor costs in China could adversely affect our business, results of operations and financial condition.

Historically, labor in China has been readily available at a lower cost compared to other countries, and any increase in labor cost in China has been consistent with the projected annual increase in the inflation index and the amount of past labor cost increases. However, because China is experiencing rapid social, political and economic change, there can be no assurance that labor will continue to be available in China at costs consistent with historical levels. Any future increase in labor cost in China is likely to be higher than historical and projected amounts and may occur multiple times in any given year. As a result of experiencing such rapid social, political and economic change, China is also likely to enact new, and/or revise its existing, labor laws and regulations on employee compensation and benefits. These changes in Chinese labor laws and regulations will likely to have an adverse effect on product manufacturing costs in China. Furthermore, if China workers go on strike to demand higher wages, our operations could be disrupted. Many of our suppliers are currently dealing with labor shortages in China, which may result in future supply delays and disruptions and may drive a substantial increase in their labor costs that is likely to be shared by us in the form of price increases to us. New or revised government labor laws or regulations, strikes or labor shortages could cause our product costs to rise and/or could cause manufacturing partners on whom we rely to exit the business. These events could have a material adverse impact on our product availability and quality, which would affect our business, results of operations and financial condition.

We may not continue to receive preferential tax treatment in Asia, thereby increasing our income tax expense and reducing our net income.

As an incentive for establishing our manufacturing subsidiaries in China, we received preferential tax treatment. We also receive preferential tax treatment in Taiwan. Governmental changes in foreign tax law may cause us not to be able to continue receiving these preferential tax treatments in the future, which may cause an increase in our income tax expense, thereby reducing our net income.

The distribution of any earnings of our foreign subsidiaries to the United States may be subject to United States income taxes, thus reducing our net income.

With the establishment of our holding companies in 2007 and 2011, we intend to permanently reinvest overseas all earnings from foreign subsidiaries. Although we intend to permanently reinvest overseas all earnings, certain unusual circumstances may require us to repatriate funds. This was the case during the first quarter of 2009, in which we repatriated approximately $29 million of accumulated earnings from one of our Chinese subsidiaries, resulting in additional non-cash U.S. federal and state income tax expense of approximately $5 million.

As of December 31, 2012, accumulated and undistributed earnings of our subsidiaries in China were approximately $192 million, which we consider as a permanent investment.

As of December 31, 2012, we have undistributed earnings from non-U.S. operations of approximately $311 million (including approximately $38 million of restricted earnings, which are not available for dividends). Additional U.S. federal and state income taxes of approximately $58 million would be required should such earnings be repatriated to the U.S.

We may, in the future, plan to distribute earnings of our foreign subsidiaries to the U.S. We may be required to pay U.S. income taxes on these earnings to the extent we have not previously recorded deferred U.S. taxes on such earnings. Any such taxes would reduce our net income in the period in which these earnings are distributed.

RISKS RELATED TO OUR COMMON STOCK

Variations in our quarterly operating results may cause our stock price to be volatile.

We have experienced substantial variations in net sales, gross profit margin and operating results from quarter to quarter. We believe that the factors that influence this variability of quarterly results include:

- strength of the global economy and the stability of the financial markets;
- general economic conditions in the countries where we sell our products;
- seasonality and variability in the computing and communications market and our other end-markets;
- the timing of our and our competitors' new product introductions;
- product obsolescence;
- the scheduling, rescheduling and cancellation of large orders by our customers;
- the cyclical nature of the demand for our customers' products;
- our ability to develop new process technologies and achieve volume production at our fabrication facilities;
- changes in manufacturing yields;
- adverse movements in exchange rates, interest rates or tax rates; and
- the availability of adequate supply commitments from our outside suppliers or subcontractors.

Accordingly, a comparison of our results of operations from period to period is not necessarily meaningful to investors and our results of operations for any period do not necessarily indicate future performance. Variations in our quarterly results may trigger volatile changes in our stock price.

We may enter into future acquisitions and take certain actions in connection with such acquisitions that could adversely affect the price of our Common Stock.

As part of our growth strategy, we expect to review acquisition prospects that would implement our vertical integration strategy or offer other growth opportunities. On December 26, 2012, we entered into an Agreement and Plan of Merger with BCD Semiconductor Manufacturing Limited and expect the acquisition to close late in the first quarter or early in the second quarter of 2013. In addition, from time to time, we may be in various stages of discussions and we may acquire businesses, products or technologies in the future. In the event of future acquisitions, we could:

- use a significant portion of our available cash;
- issue equity securities, which would dilute current stockholders' percentage ownership;
- incur substantial debt;
- incur or assume contingent liabilities, known or unknown;
- incur amortization expenses related to intangibles; and
- incur large, immediate accounting write-offs.

Such actions by us could harm our results from operations and adversely affect the price of our Common Stock.

Our directors, executive officers and significant stockholders hold a substantial portion of our Common Stock, which may lead to conflicts with other stockholders over corporate transactions and other corporate matters.

Our directors, executive officers and our affiliate, LSC, beneficially own approximately 27% of our outstanding Common Stock, including options to purchase shares of our Common Stock that are exercisable within 60 days of December 31, 2012. These stockholders, acting together, will be able to influence significantly all matters requiring stockholder approval, including the election of directors and significant corporate transactions such as mergers or other business combinations. This control may delay, deter or prevent a third party from acquiring or merging with us, which could adversely affect the market price of our Common Stock.

LSC, our largest stockholder, owns approximately 18% (approximately 8 million shares) of our Common Stock. Some of our directors and executive officers may have potential conflicts of interest because of their positions with LSC or their ownership of LSC common stock. Raymond Soong, the Chairman of the Board of Directors, is the Chairman of LSC, and is the Chairman of Lite-On Technology Corporation, a significant shareholder of LSC. C.H. Chen, our former President and Chief Executive Officer and currently the Vice Chairman of the Board of Directors, is also Vice Chairman of LSC and Lite-On Technology Corporation. Dr. Keh-Shew Lu, our President and Chief Executive Officer and a member of our Board of Directors, is a member of the Board of Directors of Lite-On Technology Corporation. L.P. Hsu, a member of the Board of Directors since 2007, serves as a consultant to Lite-On Technology Corporation. Several of our directors and executive officers own LSC common stock and hold options to purchase LSC common stock. Service on our Board of Directors and as a director or officer of LSC, or ownership of LSC common stock by our directors and executive officers, could create, or appear to create, actual or potential conflicts of interest when directors and officers are faced with decisions that could have different implications for LSC and us. For example, potential conflicts could arise in connection with decisions involving the Common Stock owned by LSC, or under the other agreements we may enter into with LSC. In each of 2012, 2011 and 2010, LSC accounted for less than 1% of our net sales. Also, in 2012, 2011 and 2010, approximately 3%, 5% and 7%, respectively, of our net sales were from products manufactured by LSC, making LSC our largest external supplier of discrete semiconductor products.

We may have difficulty resolving any potential conflicts of interest with LSC, and even if we do, the resolution may be less favorable than if we were dealing with an unrelated third party.

We were formed in 1959, and our early corporate records are incomplete. As a result, we may have difficulty in assessing and defending against claims relating to rights to our Common Stock purporting to arise during periods for which our records are incomplete.

We were formed in 1959 under the laws of California and reincorporated in Delaware in 1968. We have had several transfer agents over the past 50 years. In addition, our early corporate records, including our stock ledger, are incomplete. As a result, we may have difficulty in assessing and defending against claims relating to rights to our Common Stock purporting to arise during periods for which our records are incomplete.

Non-cash tender offers, debt equity swaps or equity exchanges to consummate our business activities are likely to have the effect of diluting the ownership interest of existing stockholders, including qualified stockholders who receive shares of our Common Stock in such business activities.

We, from time to time, may utilize non-cash tender offers, debt equity swaps or equity exchanges in accordance with the guidance and rules promulgated by the United States Securities and Exchange Commission to consummate our business activities.

Such means to consummate our business activities will likely involve issuance of our Common Stock in large quantities and will subsequently dilute the ownership interest of existing stockholders, including stockholders who previously received shares of our Common Stock in such transactions. Any sales in the public market of the newly issued Common Stock could adversely affect prevailing market prices of our Common Stock. In addition, utilizing non-cash tender offers, debt equity swaps or equity exchanges may encourage short selling because such utilization could depress the price of our Common Stock.

Anti-takeover effects of certain provisions of Delaware law and our Certificate of Incorporation and Bylaws, may hinder a take-over attempt.

Some provisions of Delaware law, our certificate of incorporation and bylaws may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Section 203 of Delaware General Corporation Law may deter a take-over attempt.

Section 203 of the Delaware General Corporation Law prohibits transactions between a Delaware corporation and an "interested stockholder," which is defined as a person who, together with any affiliates or associates, beneficially owns, directly or indirectly, 15.0% or more of the outstanding voting shares of a Delaware corporation. This provision prohibits certain business combinations between an interested stockholder and a Delaware corporation for a period of three years after the date the stockholder becomes an interested stockholder, unless:

(i) either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder is approved by the corporation's board of directors prior to the date the interested stockholder becomes an interested stockholder;

(ii) the interested stockholder acquired at least 85.0% of the voting stock of the corporation (other than stock held by directors who are also officers or by certain employee stock plans) in the transaction in which the stockholder became an interested stockholder; or

(iii) the business combination is approved by a majority of the board of directors and by the affirmative vote of 66.66% of the outstanding voting stock that is not owned by the interested stockholder.

For this purpose, business combinations include mergers, consolidations, sales or other dispositions of assets having an aggregate value in excess of 10.0% of the aggregate market value of the consolidated assets or outstanding stock of the corporation, and certain transactions that would increase the interested stockholder's proportionate share ownership in the corporation.

Certificate of Incorporation and Bylaw Provisions may deter a take-over attempt.

Provisions of our certificate of incorporation and bylaws may have the effect of making it more difficult for a third party to acquire control of our Company. In particular, our certificate of incorporation authorizes our Board of Directors to issue, without further action by the stockholders, up to 1,000,000 shares of preferred stock with rights and preferences, including voting rights, designated from time to time by the Board of Directors. The existence of authorized but unissued shares of preferred stock enables our Board of Directors to render it more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

Item 1B. **Unresolved Staff Comments**

None

Item 2. Properties

Our primary physical properties at December 31, 2012 were as follows:

Primary use	Location	Lease Expiration	Year Purchased	Sq. Ft.
Regional sales office	Shanghai, China		2010	7,000
Regional sales office	Shenzhen, China	April 2014		5,000
Manufacturing facility/Logistics	Shanghai, China	February 2017		723,000
Manufacturing facility/Logistics	Shanghai, China	March 2017		230,000
Headquarters/R&D center	Plano, Texas		2010	42,000
Sales/Administrative office	Westlake Village, California	August 2013		2,000
Sales office/R&D center	San Jose, California	July 2013		4,000
Regional sales office	Amherst, New Hampshire	Monthly		1,000
Regional sales office	Great River, New York	December 2013		2,000
Regional sales office	Beauzelle, France	February 2015		1,000
Manufacturing facility/R&D center	Lee's Summit, Missouri	June 2013		70,000
Regional sales office	Seongnam-si, South Korea	December 2014		2,000
R&D center	Hsinchu, Taiwan	November 2015		26,000
Warehouse	Taipei, Taiwan		1987	12,000
Sales/Administrative/Logistics	Taipei, Taiwan		2006	35,500
Regional sales office	Kaohsiung City, Taiwan	April 2013		1,000
Regional sales office	Munich, Germany	July 2016		6,000
Manufacturing facility/R&D center	Manchester, England		1998	75,000
Administrative/Logistics	Manchester, England		2004	81,000
Manufacturing facility	Neuhaus, Germany		1996	53,000
Manufacturing facility	Chengdu, China	October 2013		25,000
Vacant land	Plano, Texas		2008	16 acres
Manufacturing facility/Logistics	Chengdu, China	May 2061		32 acres
Sales/Administrative office	Shanghai, China	October 2013		9,000
Sales/Administrative office	Taipei, Taiwan		2000-2008	11,000
Manufacturing facility	Taipei, Taiwan	June 2014		67,000
R&D/Warehouse/Administrative office	Taipei, Taiwan	April 2013		44,000

We believe our current facilities are adequate for the foreseeable future.

Item 3. Legal Proceedings

From time to time, the Company is involved in various routine legal proceedings incidental to the conduct of its business. The Company is not currently a party to any pending litigation.

Item 4. Mine Safety Disclosures

Not Applicable.

PART II

Item 5. **Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities**

Market Information

Our Common Stock is traded on the Nasdaq Global Select Market ("NasdaqGS") under the symbol "DIOD." In July 2000, November 2003, December 2005 and July 2007, we effected 50% stock dividends in the form of three-for-two stock splits. The following table shows the range of high and low closing sales prices per share for our Common Stock for each fiscal quarter from January 1, 2011 as reported by NasdaqGS.

Calendar Quarter Ended	Closing Sales Price of Common Stock	
	High	Low
First quarter 2013 (through February 22, 2013)	$ 21.48	$17.58
Fourth quarter 2012	17.35	13.29
Third quarter 2012	19.54	17.01
Second quarter 2012	23.32	17.60
First quarter 2012	27.29	21.29
Fourth quarter 2011	24.18	16.97
Third quarter 2011	26.94	17.57
Second quarter 2011	34.22	22.98
First quarter 2011	34.06	24.95

Holders and Recent Stock Price

On February 22, 2013, the closing sales price of our Common Stock as reported by NasdaqGS was $20.49, and there were approximately 415 holders of record of our Common Stock.

Dividends

We have never declared or paid cash dividends on our Common Stock, and currently do not intend to pay dividends in the foreseeable future as we intend to retain any earnings for use in our business. Our credit agreement, dated January 8, 2013, with Bank of America N.A. and other lender parties permits us to pay dividends up to $1.5 million per fiscal year to our stockholders so long as we have not defaulted and are in continuing operation at the time of such dividend. The payment of dividends is within the discretion of our Board of Directors, and will depend upon, among other things, our earnings, financial condition, capital requirements, and general business conditions. We have never repurchased shares of our Common Stock.

Securities Authorized for Issuance Under Equity Compensation Plans

The information regarding the Company's equity compensation plans required to be disclosed by Item 201(d) of Regulation S-K is incorporated by reference from the Company's 2013 definitive proxy statement into Item 12 of Part III of this Annual report.

Performance Graph

Set forth below is a line graph comparing the yearly percentage change in the cumulative total stockholder return of our Common Stock against the cumulative total return of the Nasdaq Composite and the Nasdaq Industrial Index for the five calendar years ending December 31, 2012. The graph is not necessarily indicative of future price performance.

The graph shall not be deemed incorporated by reference by any general statement incorporating by reference this Annual Report into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934, except to the extent that the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.



Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100
December 2012
140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
2007
2008
2009
2010
2011
2012
Diodes Incorporated
NASDAQ Industrials Index
NASDAQ Composite-Total Returns

CUMULATIVE TOTAL RETURN SUMMARY							
December 2012							
		2007	2008	2009	2010	2011	2012
Diodes Incorporated	Return %		-79.85	236.78	32.24	-21.09	-18.54
	Cum $	100.00	20.15	67.87	89.76	70.83	57.70
NASDAQ Industrials Index	Return %		-44.84	-4.42	38.40	0.31	21.52
	Cum $	100.00	55.16	52.72	72.97	73.19	88.94
NASDAQ Composite-Total Returns	Return %		-39.98	45.36	18.16	-0.79	17.74
	Cum $	100.00	60.02	87.25	103.09	102.28	120.42

Source: Data provided by Zacks Investment Research, Inc., copyright 2013. Used with permission. All rights reserved.

The graph assumes $100 invested on December 31, 2007 in our Common Stock, the stock of the companies in the Nasdaq Composite Index and the stock of companies in the Nasdaq Industrial Index, and that all dividends received within a quarter, if any, were reinvested in that quarter.

Issuer Purchases of Equity Securities

There have been no repurchases of our Common Stock during the fourth quarter of 2012.

Item 6. Selected Financial Data

The following selected consolidated financial data for the fiscal years ended December 31, 2012 through 2008 is qualified in its entirety by, and should be read in conjunction with, the other information and consolidated financial statements, including the notes thereto, appearing elsewhere herein. Certain amounts as presented in the accompanying consolidated financial statements have been reclassified to conform to 2012 financial statement presentation.

(In thousands, except per share data)	Years ended December 31,				
Statement of Income Data	2012	2011	2010	2009	2008
Net sales	$ 633,806	$ 635,251	$ 612,886	$ 434,357	$ 432,785
Gross profit	161,586	193,697	224,869	121,207	132,528
Selling, general and administrative	101,363	89,974	88,784	70,396	68,373
Research and development	33,761	27,231	26,584	23,757	21,882
Amortization of acquisition-related intangible assets	5,122	4,503	4,425	4,665	3,706
In-process research and development	-	-	-	-	7,865
Restructuring	-	-	-	(440)	4,089
Gain on sale of assets	(3,556)	-	-	-	-
Other	-	-	144	-	-
Total operating expenses	136,690	121,708	119,937	98,378	105,915
Income from operations	24,896	71,989	104,932	22,829	26,613
Interest income	778	1,024	2,842	4,871	11,991
Interest expense	(876)	(3,139)	(5,229)	(7,471)	(9,044)
Amortization of debt discount	-	(6,032)	(7,656)	(8,302)	(10,690)
Gain (loss) on securities carried at fair value	7,100	(1,039)	-	-	-
Other income (expense)	(1,091)	861	3,214	(777)	9,501
Income before income taxes and noncontrolling interest	30,807	63,664	98,103	11,150	28,371
Income tax provision (benefit)	4,825	10,157	17,839	1,302	(2,158)
Net income	25,982	53,507	80,264	9,848	30,529
Less: net income attributable to noncontrolling interest	(1,830)	(2,770)	(3,531)	(2,335)	(2,290)
Net income attributable to common stockholders	24,152	50,737	76,733	7,513	28,239
Earnings per share attributable to common stockholders:					
Basic	$ 0.53	$ 1.12	$ 1.74	$ 0.18	$ 0.69
Diluted	$ 0.51	$ 1.09	$ 1.68	$ 0.17	$ 0.66
Number of shares used in computation:					
Basic	45,780	45,202	44,146	42,237	40,709
Diluted	46,899	46,713	45,546	43,449	42,638

	As of December 31,				
Balance Sheet Data	2012	2011	2010	2009	2008
Total assets	$ 920,063	$ 793,064	$ 846,550	$ 1,021,898	$ 890,712
Working capital	377,892	317,087	289,387	354,309	209,565
Long-term debt, net of current portion	44,131	2,857	3,393	124,797	372,597
Total Diodes Incorporated stockholders' equity	677,185	633,760	541,444	440,634	390,159

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following section discusses management's view of the financial condition, results of operations and cash flows of Diodes Incorporated and its subsidiaries (collectively, "the Company," "our Company," "we," "our," "ours," or "us") and should be read together with the consolidated financial statements and the notes to consolidated financial statements included elsewhere in this Form 10-K.

The following discussion contains forward-looking statements and information relating to our Company. We generally identify forward-looking statements by the use of terminology such as "may," "will," "could," "should," "potential," "continue," "expect," "intend," "plan," "estimate," "anticipate," "believe," "project," or similar phrases or the negatives of such terms. We base these statements on our beliefs as well as assumptions we made using information currently available to us. Such statements are subject to risks, uncertainties and assumptions, including those identified in Part I, Item 1A."Risk Factors," as well as other matters not yet known to us or not currently considered material by us. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. Forward-looking statements do not guarantee future performance and should not be considered as statements of fact.

You should not unduly rely on these forward-looking statements, which speak only as of the date of this Annual Report on Form 10-K. Unless required by law, we undertake no obligation to publicly update or revise any forward-looking statements to reflect new information or future events or otherwise. The Private Securities Litigation Reform Act of 1995 (the "Act") provides certain "safe harbor" provisions for forward-looking statements. All forward-looking statements made in this Annual Report on Form 10-K are made pursuant to the Act.

Summary of the Year Ended December 31, 2012

- Net sales for 2012 was $634 million, compared to $635 million in 2011;
- Gross profit for 2012 was $162 million, or 25% of net sales, a decrease of 17% from the $194 million, or 30% of net sales, in 2011;
- Net income attributable to common stockholders for 2012 was $24 million, or $0.51 per diluted share, a decrease of 53% from the $51 million, or $1.09 per diluted share, in 2011;
- Cash flow from operations for 2012 was $64 million, an increase of 4% from the $62 million in 2011; and
- Announced three acquisitions as part of our strategy to purse selective strategic acquisitions.

Overview of 2012

Late in the first quarter of 2012, we began to see signs of a recovery in our end-markets. We took advantage of this renewed strength by significantly reducing our lower margin finished goods inventory, which helped to support revenue and secure incremental market share gains. As a result, we achieved moderate sequential revenue growth, which was significantly better than the typical seasonal slowness. However, our decision to reduce inventory combined with increased pricing pressure and lower utilization, continued to impact margins during the quarter. We believed that the first quarter represented the low point in the cycle and that overall demand was beginning to improve across all of our geographies. As such, we shifted our strategy back to our growth model to aggressively capture additional market share. We begun adding capacity for new, more advanced packaging at our Shanghai facilities to support our anticipated growth. As the demand and pricing environment improves further, we will transition available capacity to higher margin products to enhance our product mix and margins going forward.

During the second quarter of 2012, we had 10% sequential growth in net sales driven by improved demand across all of our geographies and end-markets as we continued to gain market share. The second quarter benefited from the ramping of new projects for our products used in smartphones and tablets, where we are very well positioned. Our growth was particularly noteworthy considering our stronger than seasonal results in the first quarter, which traditionally is the low point in the demand cycle. Margins also improved in the second quarter as we began to slowly shift to higher margin products, while also benefiting from new product initiatives and manufacturing efficiency improvements. In addition, we have made targeted capital expenditures in our Shanghai facilities to increase capacity for specific packages and products.

Despite the slowdown in the general market during the third quarter of 2012, we were able to achieve 5% sequential growth and meet our expectations due to past design wins and new product initiatives that drove further market share gains. The third quarter was our third consecutive quarter of growth as we continued to increase sales for our products used in smartphones and tablets, while also benefiting from a rebound in LED TVs and a strong quarter in automotive. Gross margin improved moderately in the third quarter but remained under pressure primarily due to the effects of the generally weak global economy. Although we were gaining market share for our more advanced packages as supported by the capital investments we made in the second and third quarters, we were still underloaded on our standard packages. The unstable demand environment also caused pricing to weaken in the third quarter and product mix to be less favorable than we had anticipated. However, our cost reductions and manufacturing efficiency improvements were able to largely offset these factors and contributed to margins improving slightly over the prior quarter.

During the fourth quarter of 2012, revenue grew 14% over the fourth quarter of 2011as we continued to gain momentum for our products used in smartphones and tablets. Our new product initiatives and increasing customer content remained key drivers of our market share gains throughout the year. Despite gold prices being up approximately 4% and the loading down from third quarter to fourth quarter, margins improved due mainly to additional copper wire conversion and, productivity improvements, coupled with a small mix improvement. Also during the quarter, we began integrating our two recent acquisitions and announced a third proposed acquisition.

Business Acquisitions

Eris Technology Corporation

On August 31, 2012, we acquired approximately 51% of the outstanding common stock of Eris Technology Corporation ("Eris") and consolidated Eris beginning September 1, 2012. The purpose of obtaining a controlling interest in Eris was to expand our semiconductor product offerings and to maximize our market opportunities. In addition, our main interest in Eris is for its automatic manufacturing capabilities in test and assembly for various diode products. The business scope for Eris comprises schottky diodes, TVS diodes, zener diodes, bridge diodes, wafers, LEDs and the relevant devices.

Power Analog Microelectronics, Inc.

On October 29, 2012, the Company acquired Power Analog Microelectronics, Inc. ("PAM"). PAM is a provider of advanced analog and high-voltage power ICs, and its product portfolio includes Class D audio amplifiers, DC-DC converters and LED backlighting drivers. PAM was founded in Silicon Valley in 2004 and has technical and business centers in Shanghai, Shenzhen, Taipei and Tokyo. We acquired PAM to strengthen our position as a global provider of high-quality analog products by expanding Diodes' product portfolio with innovative 'filter-less' digital audio amplifiers, application-specific power management ICs, as well as high-performance LED drivers and DC-DC converters.

BCD Semiconductor Manufacturing Limited

On December 26, 2012, we entered into an Agreement and Plan of Merger (the "Merger Agreement") with BCD Semiconductor Manufacturing Limited ("BCD"). The acquisition is expected to close late in the first quarter or early in the second quarter of 2013. We expect this acquisition to enhance our analog product portfolio by expanding our standard linear and power management offerings, including AC/DC and DC/DC solutions for power adapters and chargers, as well as other electronics products. BCD's established presence in Asia with a particularly strong local market position in China offers us even greater penetration of the consumer, computing and communications markets. Likewise, we believe we can achieve increased market penetration for BCD's products by leveraging our global customer base and sales channels. In addition, BCD has in-house manufacturing capabilities in China, as well as a cost-effective development team that can be deployed across multiple product families. We also believe we will be able to apply our packaging capabilities and expertise to BCD's products in order to improve cost efficiencies, utilization as well as product mix.

See Note 17 of the "Notes to Consolidated Financial Statements" of this Annual Report for additional information about Eris, PAM and BCD.

Business Outlook

For 2013, we look to combine synergies with our acquisitions to enhance profitability and growth opportunities with our global customer base and sales channels, especially in China. We expect our business to continue to benefit from increasing demand in China, as we consider the China market a major growth driver for our business. We expect revenue for the first quarter of 2013 to be slightly better than the normal seasonal pattern, although the first quarter is typically a seasonally down quarter. The success of our business depends, among other factors, on the strength of the global economy and the stability of the financial markets, our customers' demand for our products, the ability of our customers to meet their payment obligations, the likelihood of customers canceling or deferring existing orders and end-user consumers' demand for items containing our products in the end-markets we serve. We believe the long-term outlook for our business remains generally favorable despite the recent volatility in the global economy and the equity and credit markets as we continue to execute on the strategy that has proven successful for us over the years. See "Risk Factors – *The success of our business depends on the strength of the global economy and the stability of the financial markets, and any weaknesses in these areas may have a material adverse effect on our revenues, results of operations and financial condition.*" in Part I, Item 1A of this Annual Report for additional information.

Factors Relevant to Our Results of Operations

In 2012, the following factors affected, and, we believe, will continue to affect, our results of operations:

- We have experienced pressure from our customers and competitors to reduce the selling price for our standard products, and we expect future improvements in net income to result primarily from increases in sales volume and improvements in product mix as well as manufacturing cost reductions in order to offset any reduced average selling prices ("ASP") of our products. See "Risk Factors – *We are and will continue to be under continuous pressure from our customers and competitors to reduce the price of our products, which could adversely affect our growth and profit margins*" in Part I, Item 1A of this Annual Report for additional information.

- For the years ended December 31, 2012, 2011 and 2010, our original equipment manufacturers ("OEM") and electronic manufacturing services ("EMS") customers together accounted for 47%, 47% and 46% of net sales, respectively, while our global network of distributors accounted for 53%, 53% and 54% of net sales, respectively.

- Our gross profit margin was 25% in 2012, compared to 30% in 2011 and 37% in 2010. Our gross profit margin decreased in 2012 primarily due to a weaker pricing environment and product mix coupled with increased manufacturing costs due mainly to raw materials cost increases, particularly gold, and lower equipment utilization. Future gross profit margins will depend primarily on our product mix, manufacturing cost savings, and the demand for our products.

- For 2012, the percentage of our net sales derived from our Asian subsidiaries was 79%, compared to 75% in 2011 and 73% in 2010. The 2012 increase in sales in Asia was helped by the increased demand for smartphones and tablets. Europe accounted for approximately 11%, 13% and 12% of our net sales in 2012, 2011 and 2010, respectively. The 2012 decrease in Europe was mainly due to continued economic uncertainty. In addition, North America accounted for approximately 10%, 12% and 15% of our net sales in 2012, 2011 and 2010, respectively. The 2012 decrease in North America was mainly due to the decline in the industrial market.

- As of December 31, 2012, we had invested approximately $398 million in our manufacturing facilities in China. During 2012, we invested approximately $50 million in these manufacturing facilities, and we expect to continue to invest in our manufacturing facilities, although the amount to be invested will depend on product demand and new product developments.

- For 2012, our capital expenditures, excluding capital expenditures related to our manufacturing facilities in Chengdu, China, were approximately 7% of our net sales, which is lower than our historical 10% to 12% of net sales model as we delayed capital investments in the third and fourth quarters in response to market conditions. For 2013, based on current market conditions and excluding Chengdu building expenditures, we expect capital expenditures to be 7% to 9% of net sales.

- Our investment in research and development for 2012 increased to $34 million, or 5% of net sales, compared to $27 million, or 4% of net sales, in 2011. We expect research and development costs to continue to increase as we look to invest in developing new products.

Description of Sales and Expenses

Net sales

The principal factors that have affected or could affect our net sales from period to period are:

- The condition of the economy in general and of the semiconductor industry in particular,
- Our customers' adjustments in their order levels,
- Changes in our pricing policies or the pricing policies of our competitors or suppliers,
- The addition or termination of key supplier relationships,
- The rate of introduction and acceptance by our customers of new products,
- Our ability to compete effectively with our current and future competitors,
- Our ability to enter into and renew key corporate and strategic relationships with our customers, vendors and strategic alliances,
- Changes in foreign currency exchange rates,
- A major disruption of our information technology infrastructure,
- Unforeseen catastrophic events, such as armed conflict, terrorism, fires, typhoons and earthquakes, and
- Any other disruptions, such as labor shortages, unplanned maintenance or other manufacturing problems.

Cost of goods sold

Cost of goods sold includes manufacturing costs for our semiconductors and our wafers. These costs include raw materials used in our manufacturing processes as well as labor costs and overhead expenses. Cost of goods sold is also impacted by yield improvements, capacity utilization and manufacturing efficiencies. In addition, cost of goods sold includes the cost of products that we purchase from other manufacturers and sell to our customers. Cost of goods sold is also affected by inventory obsolescence if our inventory management is not efficient.

Selling, general and administrative expenses

Selling, general and administrative expenses relate primarily to compensation and associated expenses for personnel in general management, sales and marketing, information technology, engineering, human resources, procurement, planning and finance, and sales commissions, as well as outside legal, accounting and consulting expenses, and other operating expenses.

Research and development expenses

Research and development expenses consist of compensation and associated costs of employees engaged in research and development projects, as well as materials and equipment used for these projects. Research and development expenses are primarily associated with our wafer facilities near Kansas City, Missouri and Manchester, United Kingdom ("U.K.") and our manufacturing facilities in China, as well as with our engineers in the U.S. and Taiwan. All research and development expenses are expensed as incurred.

Amortization of acquisition-related intangible assets

Amortization of acquisition-related intangible assets consists of amortization of acquisition-related intangible assets, such as developed technologies and customer relationships.

Gain on sale of assets

Gain on sale of assets consists of the sale of certain assets such as intangibles or buildings.

Interest income / expense

Interest income consists of interest earned on our cash and investment balances. Interest expense consists of interest payable on our outstanding credit facilities and other debt instruments including the stated rate on our convertible senior notes with an aggregate principal amount of $230 million due 2026 (the "Notes"), which were retired in 2011.

Amortization of debt discount

Amortization of debt discount consists of non-cash amortization expense related to our Notes. The amortization period ended September 30, 2011.

Gain (loss) on securities carried at fair value

From time to time we may hold investments in the form of common stock or some other similar equivalent and have elected fair value accounting treatment.

Income tax provision

Our global presence requires us to pay income taxes in a number of jurisdictions. See Note11 of "Notes to Consolidated Financial Statements" for additional information.

Net income attributable to noncontrolling interest

Noncontrolling interest represents the minority investors' share of earnings of our subsidiaries.

Net income attributable to common stockholders

Net income attributable to common stockholders is net income less net income attributable to noncontrolling interest.

Results of Operations

The following table sets forth, for the periods indicated, the percentage that certain items in the statement of income bear to net sales and the percentage dollar increase (decrease) of such items from period to period.

	Percent of Net sales Year Ended December 31,			Percentage Dollar Increase (Decrease) Year Ended December 31,	
	2012	2011	2010	'11 to '12	'10 to '11
Net sales	100 %	100 %	100 %	- %	3 %
Cost of goods sold	(75)	(70)	(63)	7	14
Gross profit	25	30	37	(17)	(14)
Operating expenses	(21)	(19)	(20)	12	2
Income from operations	4	11	17	(65)	(31)
Interest income	-	-	1	(24)	(64)
Interest expense and amortization of debt discount	-	(1)	(2)	(138)	(29)
Gain (loss) on securities carried at fair value	1	-	-	783	(29)
Other income (expense)	-	-	1	(227)	(94)
Income before taxes and noncontrolling interest	5	10	17	(52)	(35)
Income tax provision	1	2	3	(52)	(44)
Net income	4	8	14	(52)	(33)
Net income attributable to noncontrolling interest	-	-	(1)	(34)	(22)
Net income attributable to common stockholders	4	8	13	(53)	(34)

The following discussion explains in greater detail our consolidated operating results and financial condition. This discussion should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this Annual Report *(in thousands)*.

Year 2012 Compared to Year 2011

	2012	2011
<u>Net sales</u>	$ 633,806	$ 635,251

Net sales for 2012 decreased $1 million to $634 million from $635 million for 2011. The small decrease in net sales represented an approximately 10% increase in units sold, which was offset by a 10% decrease in ASP. ASP was impacted by pricing pressure and product mix.

The following table sets forth the geographic breakdown of our net sales for the periods indicated based on the country to which the product is billed:

	Net sales for the year ended December 31		Percentage of net sales	
	2012	**2011**	**2012**	**2011**
China	$ 223,473	$ 206,965	35%	33%
Taiwan	126,356	136,129	20%	21%
Switzerland	57,200	57,696	9%	8%
U.S.	54,949	47,892	9%	8%
Korea	50,896	37,643	8%	6%
U.K.	28,558	30,065	5%	5%
Singapore	27,013	23,492	4%	4%
Germany	24,416	30,838	4%	5%
All Others	40,945	64,531	6%	10%
Total	$ 633,806	$ 635,251	100%	100%

	2012	**2011**
Cost of goods sold	$ 472,220	$ 441,554
Gross profit	$ 161,586	$ 193,697
Gross profit margin	25%	30%

Cost of goods sold increased $31 million, or 7%, for 2012 to $472 million, compared to $442 million for 2011. As a percent of sales, cost of goods sold increased from 70% for 2011 to 75% for 2012. Our average unit cost ("AUP") decreased approximately 3%. Although AUP decreased, it was not enough to offset the reduction in ASP.

Gross profit for 2012 decreased 17% to $162 million from $194 million for 2011. Gross profit as a percentage of net sales was 25% for 2012, compared to 30% for 2011. The decrease in gross margin was primarily due to a weaker pricing environment and product mix coupled with increased manufacturing costs due mainly to raw material cost increases, particularly gold, and lower equipment utilization.

	2012	**2011**
Selling, general and administrative ("SG&A")	$ 101,363	$ 89,974

SG&A for 2012 increased $11 million, or 13%, to $101 million, compared to $90 million for 2011. SG&A, as a percentage of net sales, was 16% in 2012, compared to 14% in 2011. The increase in SG&A was primarily due to increases in wages and benefits, freight and professional fees.

	2012	**2011**
Research and development ("R&D")	$ 33,761	$ 27,231

R&D for 2012 increased to $34 million, or 5% of net sales, compared to $27 million, or 4% of net sales, for 2011. The increase in R&D was due to increase in engineering supplies, material purchases, development services and wages and benefits

	2012	**2011**
Amortization of acquisition-related intangible assets	$ 5,122	$ 4,503

Amortization of acquisition-related intangibles was approximately $5 million for 2012 and 2011.

		2012		2011
Gain on sale of assets	$	3,556	$	-

Gain on sale of assets was approximately $4 million for 2012, which was mainly from the sale of an intangible asset located in Europe and a sale of a building located in Taiwan.

		2012		2011
Interest income	$	778	$	1,024

Interest income for 2012 and 2011 was $1 million, which was mainly from interest earned on bank accounts.

		2012		2011
Interest expense	$	876	$	3,139

Interest expense for 2012 was $1 million, compared to $3 million for 2011. The $2 million decrease is due primarily to the reduced interest paid on our Notes, which were repurchased in 2011.

		2012		2011
Amortization of debt discount	$	-	$	6,032

Amortization of debt discount for 2012 was $0 million as the amortization period on our Notes ended as of September 30, 2011.

		2012		2011
Gain (loss) on securities carried at fair value	$	7,100	$	(1,039)

Gain on securities carried at fair value for 2012 was $7 million compared to loss on securities carried at fair value of $1 million for 2011. For 2012, the gain was from a $4 million gain on the shares of common stock of BCD held as an investment and a $3 million gain on the shares of common stock of Eris prior to obtaining a controlling interest. For 2011, the loss was from the shares of common stock of Eris that would have otherwise been accounted for under the equity method of accounting.

		2012		2011
Other income (expense)	$	(1,091)	$	861

Other expense for 2012 was $1 million, compared to other income of $1 million for 2011. Included in other expense for 2012 was foreign currency losses, partially offset by miscellaneous income. Included in other income for 2011 was foreign currency gains and miscellaneous income.

		2012		2011
Income tax provision	$	4,825	$	10,157

We recognized income tax expense of $5 million for 2012, resulting in an effective tax rate of 16%, which is the same effective tax rate as 2011.

		2012		2011
Net income attributable to noncontrolling interest	$	1,830	$	2,770

Net income attributable to noncontrolling interest primarily represents the minority investor's share of the earnings of certain China subsidiaries for 2012 and 2011 and Eris for part of 2012. On August 31, 2012, the Company acquired approximately 51% of the outstanding common stock of Eris, which the 49% noncontrolling interest is included in this account. The joint venture investments were eliminated in the consolidations of our financial statements, and the activities of our subsidiaries were included therein. The noncontrolling interest in the subsidiaries and their equity balances are reported separately in the consolidation of our financial statements, and the activities of these subsidiaries are included therein.

	2012	2011
Net income attributable to common stockholders	$ 24,152	$ 50,737

Net income attributable to common stockholders decreased 53% to $24 million (or $0.53 basic earnings per share and $0.51 diluted earnings per share) for 2012, compared to $51 million (or $1.12 basic earnings per share and $1.09 diluted earnings per share) for 2011, due primarily to increased cost of goods sold and operating expenses.

Year 2011 Compared to Year 2010

	2011	2010
Net sales	$ 635,251	$ 612,886

Net sales for 2011 increased $22 million to $635 million from $613 million for 2010. The 4% increase in net sales represented an approximately 6% increase in units sold and a 2% decrease in ASP. The revenue increase for 2011 was attributable to increase in demand for our products in Asia and Europe, offset in part by a decline in North America.

The following table sets forth the geographic breakdown of our net sales for the periods indicated based on the country to which the product is billed:

	Net sales for the year ended December 31		Percentage of net sales	
	2011	2010	2011	2010
China	$ 206,965	$ 187,633	33%	31%
Taiwan	136,129	141,388	21%	23%
Switzerland	57,696	58,583	8%	10%
U.S.	47,892	76,328	8%	12%
Korea	37,643	35,180	6%	6%
Germany	30,838	31,704	5%	5%
U.K.	30,065	24,337	5%	4%
Singapore	23,492	24,468	4%	4%
All Others	64,531	33,265	10%	5%
Total	$ 635,251	$ 612,886	100%	100%

	2011	2010
Cost of goods sold	$ 441,554	$ 388,017
Gross profit	$ 193,697	$ 224,869
Gross profit margin	30%	37%

Cost of goods sold increased $54 million, or 14%, for 2011 to $442 million, compared to $388 million for 2010. As a percent of sales, cost of goods sold increased from 63% for 2010 to 70% for 2011. Our average unit cost ("AUP") increased approximately 7%. The increase in cost of goods sold as a percentage of net sales and the increase in AUP was due to lower capacity utilization in our manufacturing operations.

Gross profit for 2011 decreased 14% to $194 million from $225 million for 2010. Gross profit as a percentage of net sales was 30% for 2011, compared to 37% for 2010. The decreased gross margin was primarily due to a weak pricing environment and a shift in product mix to lower margin products in an effort to maintain capacity utilization at our wafer fabrication facilities and Shanghai packaging facilities.

	2011	2010
SG&A	$ 89,974	$ 88,784

SG&A for 2011 increased $1 million, or 1%, to $90 million, compared to $89 million for 2010. SG&A, as a percentage of net sales, was 14% in 2011, compared to 15% in 2010.

	2011	2010
R&D	$ 27,231	$ 26,584

R&D for 2011 remained relativity flat at $27 million, or 4% of net sales, compared to $27 million, or 4% of net sales, for 2010.

	2011	2010
Amortization of acquisition-related intangible assets	$ 4,503	$ 4,569

Amortization of acquisition-related intangibles was approximately $4 million for 2011 and 2010.

	2011	2010
Interest income	$ 1,024	$ 2,842

Interest income for 2011 decreased to $1 million, compared to $3 million for 2010, due primarily to a decrease in interest income earned on our auction rate securities, which were put back to UBS AG at par value on June 30, 2010 in accordance with the settlement agreement and lower interest earned on cash balances in 2011.

	2011	2010
Interest expense	$ 3,139	$ 5,229

Interest expense for 2011 was $3 million, compared to $5 million for 2010. The $2 million decrease is due primarily to the reduced interest paid on our "no net cost" loan that was paid off on June 30, 2010 in connection with the settlement agreement with UBS AG and the retirement of our Notes.

	2011	2010
Amortization of debt discount	$ 6,032	$ 7,656

Amortization of debt discount for 2011 was approximately $6 million, compared to $8 million for 2010. The $2 million decrease in amortization of debt discount was due primarily to the amortization period on our Notes ending as of September 30, 2011.

	2011	2010
Gain (loss) on securities carried at fair value	$ (1,039)	$ -

The loss on securities carried at fair value for 2011 of $1 million was from the shares of common stock of Eris that would have otherwise been accounted for under the equity method of accounting.

	2011	2010
Other income (expense)	$ 861	$ 3,214

Other income for 2011 was $1 million, compared to other income of $3 million for 2010. Included in other income for 2011 was foreign currency gains. Included in other income for 2010 was a $1.7 million gain on sale of non- core intellectual property for which no intangible assets were recorded and a $1.1 million gain on forgiveness of debt from government subsidies in China.

	2011	2010
Income tax provision	$ 10,157	$ 17,839

We recognized income tax expense of $10 million for 2011, resulting in an effective tax rate of 16%, as compared to 18% for 2010. Our effective tax rate compared with the same period last year was lower due to lower income in higher-taxed jurisdictions.

	2011	2010
Net income attributable to noncontrolling interest	$ 2,770	$ 3,531

Net income attributable to noncontrolling interest primarily represents the minority investor's share of the earnings of certain China subsidiaries for 2011 and 2010. The joint venture investments were eliminated in the consolidations of our financial statements, and the activities of our subsidiaries were included therein. The noncontrolling interest in the subsidiaries and their equity balances are reported separately in the consolidation of our financial statements, and the activities of these subsidiaries are included therein.

	2011	2010
Net income attributable to common stockholders	$ 50,737	$ 76,733

Net income attributable to common stockholders decreased 34% to $51 million (or $1.12 basic earnings per share and $1.09 diluted earnings per share) for 2011, compared to $77 million (or $1.74 basic earnings per share and $1.68 diluted earnings per share) for 2010, due primarily to increased cost of goods sold and decreased gross profit.

Financial Condition

Liquidity and Capital Resources

Our primary sources of liquidity are cash and cash equivalents, funds from operations and borrowings under our credit facilities. As of December 31, 2012, we had a U.S. credit agreement for a $10 million revolving credit facility with $8 million outstanding borrowings, a $10 million uncommitted facility with no outstanding borrowings and foreign credit facilities giving us total borrowing capacity of approximately $102 million of which approximately $1 million had been used for import and export guarantees. In addition, as of December 31, 2012, we had an outstanding $40 million term loan. Our primary liquidity requirements have been to meet our inventory and capital expenditure needs and to fund on-going operations. For 2012, 2011 and 2010, our working capital was $378 million, $317 million, and $289 million, respectively. Our working capital increased in 2012 primarily due to the increase in cash and cash equivalents, mainly due to a draw down on our $40 million term loan, and an increase in accounts receivable and inventories, which were partially offset by the increase in accrued liabilities and other current liabilities. Our working capital increased in 2011 mainly due to an increase in inventory and prepaid expenses and a decrease in accounts payable, accrued liabilities and income tax payable, partially offset by an increase in lines of credit. We expect cash generated by our U.S. and international operations, together with existing cash, cash equivalents, and available credit facilities to be sufficient to cover cash needs for working capital and capital expenditures for at least the next 12 months.

During 2012 we amended our credit agreement with Bank of America, N.A. ("Bank of America") to provide for a term loan in the amount of $40 million, which bore interest at the Eurocurrency Rate (as defined) plus 1.25% per annum. On January 8, 2013, we entered into a new credit agreement with Bank of America and other participating lenders. The new credit agreement provides for a five-year, $300 million revolving senior credit facility. We intend to draw down on the revolving senior credit facility to, at least partially, fund the acquisition of BCD. In addition, as part of the new credit agreement, our credit agreement with Bank of America, as amended on February 1, 2012, was terminated and we drew down $45 million on the revolving senior credit facility to retire the existing term loan and pay fees and expenses in connection with entering into the new credit agreement on January 8, 2013. See "*Debt instruments*" *below* for additional information on our credit agreements with Bank of America.

In 2012, 2011 and 2010, our capital expenditures were $60 million, $83 million and $87 million, respectively , which includes $14 million and $18 million of capital expenditures related to the investment agreement with the Management Committee of the Chengdu Hi-Tech Industrial Development Zone (the "CDHT") for 2012 and 2011, respectively. Our capital expenditures for these periods were primarily related to manufacturing expansion in our facilities in China and, to a lesser extent, our wafer fabrication facility in the U.S. and office buildings in the U.S. and China. Capital expenditures, excluding capital expenditures related to the investment agreement, for 2012 were approximately 7% of our net sales, which was lower than our historical 10% to 12% of net sales model as we delayed capital investments in the third and fourth quarters in response to market conditions.

During 2010, we announced an investment agreement with the Management Committee of the CDHT. Under this agreement, we have agreed to form a joint venture with a Chinese partner, Chengdu Ya Guang Electronic Company Limited, to establish a semiconductor manufacturing facility for surface-mounted component production, assembly and test in Chengdu, China. We initially will own at least 95% of the joint venture. The manufacturing facility will be developed in phases over a ten year period, and in order to qualify for certain financial incentives, we were obligated to contribute at least $48 million to the joint venture in installments by December 14,2012. Due to pending approval from the Chinese government for completion of the restructuring of our China corporate entities, we received an extension to contribute the required amount until December 31, 2013. The CDHT will grant the joint venture a fifty year land lease, provides temporary facilities for up to three years at a subsidized rent while the joint venture builds the manufacturing facility and provides corporate and employee tax incentives, tax refunds, subsidies and other financial support to the joint venture and its qualified employees. If the joint venture fails to achieve specified levels of investment, the investment agreement allows for a renegotiation as well as the option to repay a portion of such financial support. This is a long-term, multi-year project that will provide us additional capacity as needed. As of December 31, 2012, we have invested approximately $25 million of which $20 million were for capital expenditures.

In 2011, we purchased approximately $14 million worth of Eris common stock. In 2012, we purchased approximately $10 million of additional shares of common stock of Eris. On August 30, 2012, we acquired over 50% of the outstanding common stock of Eris and obtained a controlling financial interest. We may from time to time seek to purchase additional shares of Eris common stock in the open market, in privately negotiated transactions or otherwise. Such purchases, if any, will depend on prevailing market conditions, our liquidity requirements, and other factors. The amounts involved may be material. On October 29, 2012, we acquired PAM for which we paid $16 million, $3 million of which was held back and will be paid over the next two years subject to the satisfaction of certain terms and conditions. On December 26, 2012, we entered into an agreement to acquire BCD for approximately $151 million; we intend to draw down on the revolving senior credit facility to, at least partially, fund the acquisition. In addition, as part of our strategy to expand our semiconductor product offerings and to maximize our market opportunities, we may acquire product lines or companies in order to enhance our portfolio and accelerate our new offerings, which could have a material impact on liquidity and require us to draw down on or increase our credit facilities borrowings. See Note 17 of the "Notes to Consolidated Financial Statements" of this Annual Report for additional information about Eris, PAM and BCD and Part I, Item 1 of this Annual Report for additional information about our strategy.

Discussion of Cash Flows

Cash and cash equivalents have decreased from $271 million at December 31, 2010, to $130 million at December 31, 2011, then increased to $157 million at December 31, 2012. The decrease from 2010 to 2011 was primarily due to cash used in financing activities for the retirement of our Notes. The increase during 2012 was primarily due to the draw down on our $40 million term loan.

	Year Ended December 31,					
	2012	**2011**	**Change**	**2011**	**2010**	**Change**
Net cash provided by operating activities	$ 64,221	$ 61,650	$ 2,571	$ 61,650	$ 118,005	$ (56,355)
Net cash provided by (used by) investing activities	(77,419)	(98,312)	20,893	(98,312)	209,569	(307,881)
Net cash provided by (used by) financing activities	38,542	(107,713)	146,255	(107,713)	(295,349)	187,636
Effect of exchange rates on cash and cash equivalents	2,267	2,984	(717)	2,984	(3,277)	6,261
Net increase (decrease) in cash and cash equivalents	$ 27,611	$ (141,391)	$ 169,002	$ (141,391)	$ 28,948	$ (170,339)

Operating Activities

Net cash provided by operating activities during 2012 was $64 million, resulting primarily from $26 million of net income in the period, $64 million of depreciation and amortization and $14 million from non-cash share-based compensation, partially offset by changes in operating assets and liabilities. Net cash provided by operating activities was $62 million for 2011 and $118 million for 2010.

Net cash provided by operating activities increased by $2 million from 2011 to 2012. This increase resulted primarily from the treatment of certain tax items relating to the retirement of our Notes in 2011 that did not occur in 2012, partially offset by the decrease in net income (from $54 million in 2011 to $26 million in 2012).

Net cash provided by operating activities decreased by $56 million from 2010 to 2011. This decrease resulted primarily from a decrease in net income (from $80 million in 2010 to $54 million in 2011) and increase in tax related items.

Investing Activities

Net cash used by investing activities for 2012 was $77 million, resulting primarily from $20 million in acquisitions, net of cash acquired and $58 million in capital expenditures.

Net cash used by investing activities for 2011 was $98 million, resulting primarily from $14 million in purchases of securities and $81 million in capital expenditures.

Net cash provided by investing activities for 2010 was $210 million, resulting primarily from $297 million in proceeds from sale of auction rate securities, offset by $89 million in capital expenditures.

Financing Activities

Net cash provided by financing activities for 2012 was $39 million, resulting primarily from $40 million draw down on our term loan.

Net cash used by financing activities for 2011 was $108 million, resulting primarily from $135 million in repayments of short-term debt, which was mainly the retirement of our Notes.

Net cash used by financing activities for 2010 was $295 million, resulting primarily from $303 million in repayments of lines of credit and short-term debt, which was mainly the repayment of our "no net cost" loan.

Debt instruments

On November 25, 2009 we entered into a credit agreement with Bank of America as modified by certain amendments, including the Sixth Amendment to Credit Agreement dated as of April 30, 2012 (collectively the "Credit Agreement"). The Credit Agreement provided for a $10 million revolving credit facility (the "Revolver") and a $10 million uncommitted facility (the "Uncommitted Facility"). The Fifth Amendment added an additional borrower, Diodes International B.V. (the "BV Entity"), to the Credit Agreement and provided for an additional term loan in the amount of $40 million (the "Term Loan"). The Term Loan bore interest at a rate per annum equal to the Eurocurrency Rate (as defined) plus 1.25% per annum. On February 1, 2012, the BV Entity drew down the full $40 million of the Term Loan.

On January 8, 2013, we and the B.V. Entity (collectively with us, the "Borrowers") and certain subsidiaries of ours as guarantors, entered into a Credit Agreement (the "New Credit Agreement") with Bank of America and other participating lenders (collectively, the "Lenders"). Certain capitalized terms used in this description of the New Credit Agreement have the meanings given to them in the New Credit Agreement.

The New Credit Agreement provides for a five-year, $300 million revolving senior credit facility (the "Revolver"), which includes $10 million swing line sublimit, a $10 million letter of credit sublimit, and $20 million alternative currency sublimit. The Borrowers may from time to time request increases in the aggregate commitment under the New Credit Agreement of up to $200 million, subject to the lenders electing to increase their commitments or by means of the addition of new Lenders, and subject to at least half of each increase in aggregate commitment being in the form of term loans ("Incremental Term Loans"), with the remaining amount of each being an increase the amount of the Revolver.

The Revolver matures on January 8, 2018 (the "Revolver Maturity Date"). Incremental Term Loans mature no earlier than the Revolver Maturity Date. The proceeds under the Revolver and the Incremental Term Loans may be used for the purposes of refinancing certain existing debt, for working capital and capital expenditures, and for general corporate purposes, including financing permitted acquisitions.

The B.V. Entity's obligations under the New Credit Agreement are guaranteed by us. Each Borrower's obligations under the New Credit Agreement are guaranteed by certain of that Borrower's subsidiaries. The Borrower's obligations under the New Credit Agreement are secured by substantially all assets of the Borrowers and certain of their subsidiaries.

Under the Revolver, the Borrowers may borrow through Base Rate Loans (as defined) in United States Dollars ("USD") or through Eurocurrency Rate Loans (as defined) in USD, Euros, British Pounds Sterling or another currencies approved by the Lenders subject, as to all currencies other than USD, to the Alternative Currency sublimit. Base Rate Loans bear interest at a fluctuating rate per annum equal to the sum of (a) the highest of (i) the Federal Funds Rate plus ½ of 1.00%, (ii) the rate of interest in effect for such day as publicly announced from time to time by Bank of America as its "prime rate," and (iii) the Eurocurrency Rate plus 1.00%, plus (b) an amount between 0.50% per annum and 1.25% per annum, based upon the Borrowers' and their subsidiaries' Consolidated Leverage Ratio. Eurocurrency Rate Loans bear interest at LIBOR plus an amount between 1.50% and 2.25% per annum, based upon the Borrowers' and their subsidiaries' Consolidated Leverage Ratio.

Incremental Term Loans will be on pricing and amortization terms to be agreed upon.

As part of the New Credit agreement, our Credit Agreement with Bank of America, as amended, was terminated with no penalties and on January 8, 2013, we drew down $45 million on the Revolver to retire the existing Term Loan and pay fees and expenses in connection with entering into the New Credit Agreement.

The New Credit Agreement contains certain financial and non-financial covenants, including, but not limited to, a maximum Consolidated Leverage Ratio, a minimum Consolidated Fixed Charge Coverage Ratio, and restrictions on liens, indebtedness, investments, fundamental changes, dispositions, and restricted payments (including dividends).

As of December 31, 2012, our U.S., Asia and Europe subsidiaries had available lines of credit of up to an aggregate of approximately $102 million, with several financial institutions. These lines of credit are unsecured, uncommitted and, in some instances, may be repayable on demand, except for two Taiwanese credit facilities that are collateralized by assets. Loans under these lines of credit bear interest at LIBOR or similar indices plus a specified margin. At December 31, 2012, there was $8 million outstanding on these lines of credit, and the interest rates ranged from 1.4% to 3.3%. See Note 10 of "Notes to Consolidated Financial Statements" of this Annual Report for additional information.

Off-Balance Sheet Arrangements

We do not have any transactions, arrangements and other relationships with unconsolidated entities that will affect our liquidity or capital resources. We have no special purpose entities that provided off-balance sheet financing, liquidity or market or credit risk support, nor do we engage in leasing, hedging or research and development services, that could expose us to liability that is not reflected on the face of our financial statements.

Contractual Obligations

The following table represents our contractual obligations as of December 31, 2012:

	Payments due by period (in thousands)				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt	**$ 45,195**	$ 1,063	$ 1,901	$ 40,737	$ 1,494
Capital leases	**1,175**	346	625	204	-
Operating leases	**17,837**	6,404	6,746	4,385	302
Defined benefit obligations	**21,319**	3,046	6,091	6,091	6,091
Purchase obligations	**9,817**	9,817	-	-	-
Other obligations (1)	**22,800**	22,800	-	-	-
Total obligations	**$ 118,143**	**$ 43,476**	**$ 15,363**	**$ 51,417**	**$ 7,887**

(1) See "Other Commitments" in Note 16 of "Notes to Consolidated Financial Statements" for additional information.

Tax liabilities are not included in the above contractual obligations as we cannot make reasonable estimates of the amount and period in which those tax liabilities would be paid. See *"Accounting for income taxes"* below and Note 11 of "Notes to Consolidated Financial Statements" of this Annual Report for additional information.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. GAAP requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, we evaluate our estimates, which are based upon historical experiences, market trends and financial forecasts and projections, and upon various other assumptions that management believes to be reasonable under the circumstances at that certain point in time. Actual results may differ, significantly at times, from these estimates under different assumptions or conditions.

We believe the following critical accounting policies and estimates affect the significant estimates and judgments we use in the preparation of our consolidated financial statements, and may involve a higher degree of judgment and complexity than others.

Revenue recognition

Revenue is recognized when there is persuasive evidence that an arrangement exists, when delivery has occurred, when the price to the buyer is fixed or determinable and when collectability of the receivable is reasonably assured. These elements are met when title to the products is passed to the buyers, which is generally when product is shipped to the customers. Generally, we recognize revenue upon shipment to manufacturers (direct ship) as well as upon sales to distributors using the "sell in" model, which is when product is shipped to the distributors (point of purchase).

Certain customers have limited rights of return and/or are entitled to price adjustments on products held in their inventory or upon sale to their end customers. We reduce net sales in the period of sale for estimates of product returns, distributor price adjustments and other allowances. Our reserve estimates are based upon historical data as well as projections of sales, distributor inventories, price adjustments, average selling prices and market conditions. Actual returns and adjustments could be significantly different from our estimates and provisions, resulting in an adjustment to net sales.

We record allowances/reserves for the following items: (i) ship and debit, which arise when we, from time to time based on market conditions, issue credit to certain distributors upon their shipments to their end customers, (ii) stock rotation, which are contractual obligations that permit certain distributors, twice a year, to return a portion of their inventory based on historical shipments to them in exchange for an equal and offsetting order, and (iii) price protection, which arise when market conditions cause average selling prices to decrease and we issue credit to certain distributors on their inventory.

Ship and debit reserves are recorded as a reduction to net sales with a corresponding reduction to accounts receivable. Stock rotation reserves are recorded as a reduction to net sales with a corresponding reduction to cost of goods sold for the estimated cost of inventory that is expected to be returned. Price protection reserves are recorded as a reduction to net sales with a corresponding increase in accrued liabilities.

Inventories

Inventories are stated at the lower of cost or market value. Cost is determined principally by the first-in, first-out method. On an on-going basis, we evaluate our inventory for obsolescence and slow-moving items. This evaluation includes analysis of sales levels, sales projections, and purchases by item, as well as raw material usage related to our manufacturing facilities. If our review indicates a reduction in utility below carrying value, we reduce our inventory to a new cost basis. If future demand or market conditions are different than our current estimates, an inventory adjustment may be required, and would be reflected in cost of goods sold in the period the revision is made.

Accounting for income taxes

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the tax jurisdictions in which we operate. This process involves using an asset and liability approach whereby deferred tax assets and liabilities are recorded for differences in the financial reporting bases and tax bases of our assets and liabilities. Deferred tax accounting requires that we evaluate net deferred tax assets by jurisdiction to determine if these assets will more likely than not be realized. This analysis requires considerable judgment and is subject to change to reflect future events and changes in the tax laws.

A tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained based on its technical merits in a tax examination, using the presumption the tax authority has full knowledge of all relevant facts regarding the position. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on ultimate settlement with the tax authority. For tax positions not meeting the more likely than not test, no tax benefit is recorded.

Goodwill and long-lived assets

Goodwill is tested for impairment on an annual basis, on October 1, and between annual tests if indicators of potential impairment exist. For 2012 and 2011, we used the simplified goodwill impairment test, which allows us to first assess qualitatively whether it is necessary to perform step one of the two-step annual goodwill impairment test. We are required to perform step one and calculate the fair value of its reporting units only if we conclude that it is more likely than not that a reporting unit's fair value is less than its carrying value (that is, a likelihood of more than 50%). The qualitative analysis, which we refer to as step zero, was performed and we considered all relevant factors specific to its reporting units. Some factors considered in step zero were macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, events affecting a reporting unit and other relevant entity-specific events. Our conclusion of step zero was that goodwill is deemed to be not impaired and no further testing is required until the next annual test date (or sooner if conditions or events before that date raise concerns of potential impairment in the business). No impairment of goodwill has been identified during any of the periods presented.

Share-based compensation

We use the Black-Scholes-Merton model to determine the fair value of stock options on the date of grant. The amount of compensation expense recognized using the Black-Scholes-Merton model requires us to exercise judgment and make assumptions relating to the factors that determine the fair value of our stock option grants. The fair value calculated by this model is a function of several factors, including the grant price, the expected future volatility, the expected term of the option and the risk-free interest rate of the option. The expected term and expected future volatility of the options require our judgment. In addition, we are required to estimate the expected forfeiture rate and only recognize expense for those stock options expected to vest. We estimate the forfeiture rate based on historical experience and to the extent our actual forfeiture rate is different from our estimate, share-based compensation expense is adjusted accordingly. Restricted stock grants are measured based on the fair market value of the underlying stock on the date of grant.

Fair value measurements

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on the assumptions that market participants would use in pricing an assets or liability. Fair value is based on a hierarchy of valuation techniques, which is determined on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. These two types of inputs create a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1: Quoted prices for identical instruments in active markets.

Level 2: Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3: Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

Our defined benefit plan assets are valued under methods of fair value. All of the securities held by the plan are publicly traded and highly liquid. Therefore, the majority of the securities are valued under Level 1 and one security is valued under Level 2 using quoted prices for identical or similar securities.

Defined benefit plan

We maintain a pension plan covering certain of our employees in the U.K. For financial reporting purposes, the net pension and supplemental retirement benefit obligations and the related periodic pension costs are calculated based upon, among other things, assumptions of the discount rate for plan obligations, estimated return on pension plan assets and mortality rates. These obligations and related periodic costs are measured using actuarial techniques and assumptions. The projected unit credit method is the actuarial cost method used to compute the pension liabilities and related expenses. See *"Fair value measurements"* above in regard to pension plan assets.

Contingencies

From time to time, we are involved in a variety of legal matters that arise in the normal course of business. Based on information available, we evaluate the likelihood of potential outcomes. We record the appropriate liability when the amount is deemed probable and reasonably estimable. In addition, we do not accrue for estimated legal fees and other directly related costs as they are expensed as incurred.

Recently Issued Accounting Pronouncements

See Note 1 of "Notes to Consolidated Financial Statements" of this Annual Report for additional information regarding the status of recently issued accounting pronouncements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Risk

We face exposure to adverse movements in foreign currency exchange rates, primarily in Asia and Europe. Our foreign currency risk may change over time as the level of activity in foreign markets grows and could have a material adverse impact upon our financial results. Certain of our assets, including certain bank accounts and accounts receivable, and liabilities exist in non-U.S. dollar denominated currencies, which are sensitive to foreign currency exchange fluctuations. These currencies are principally the Chinese Yuan, the Taiwanese dollar and the British Pound Sterling and, to a lesser extent, the Japanese Yen, the Euro and the Hong Kong dollar. In the future, we may enter into hedging arrangements designed to mitigate foreign currency fluctuations. See "Risk Factors – *We are subject to foreign currency risk as a result of our international operations.*" in Part I, Item 1A of this Annual Report for additional information.

Effect on Reporting Income

Certain of our subsidiaries have a functional currency that differs from the currencies in which some of their expenses are denominated. Our income and expenses are based on a mix of currencies and a decline in one currency relative to the other currencies could adversely affect our results of operations. Furthermore, our results of operations are reported in U.S. dollars, which is our reporting currency. In the event the U.S. dollar weakens against a foreign currency, we will experience a currency transaction loss, which could adversely affect our results of operations. If a foreign currency were to weaken (or strengthen) by 1.0% against the U.S. dollar, we would experience currency transaction gain (or loss) of less than $1 million per quarter.

Foreign Currency Transaction Risk

We also are subject to foreign currency risk arising from intercompany transactions that are expected to be settled in cash in the near term where the cash balances are held in denominations other than our subsidiaries' functional currency. If exchange rates weaken against the functional currency, we would incur a remeasurement gain in the value of the cash balances, and if the exchange rates strengthen against the functional currency, we would incur a remeasurement loss in the value of the cash balances, assuming the net monetary asset balances remained constant. Our ultimate realized gain or loss with respect to currency fluctuations will generally depend on the size and type of transaction, the size and currencies of the net monetary assets and the changes in the exchange rates associated with these currencies. If the Chinese Yuan, the Taiwanese dollar, the Euro and the British Pound Sterling were to weaken (or strengthen) by 1.0% against the U.S. dollar, we would experience currency transaction gain (or loss) of less than $1 million. Net foreign exchange transaction gains (or losses) are included in other income and expense.

Foreign Currency Translation Risk

When our foreign subsidiaries' books are maintained in their functional currency, fluctuations in foreign currencies impact the amount of total assets and liabilities that we report for our foreign subsidiaries upon the translation of these amounts into U.S. dollars for reporting purposes. All elements of the subsidiaries' financial statements, except for stockholders' equity accounts, are translated using a currency exchange rate. Assets and liabilities denominated in foreign currencies are translated at the exchange rate on the balance sheet date. Income and expense accounts denominated in foreign currencies are translated at the weighted-average exchange rate during the period presented. Resulting translation adjustments are recorded as a separate component of accumulated other comprehensive income or loss within stockholders' equity in the consolidated balance sheets, which are accumulated in this account until sale or liquidation of the foreign entity investment, at which time they are reported as adjustments to the gain or loss on sale of investment.

Foreign Currency Denominated Defined Benefit Plans

We have a contributory defined benefit plan that covers certain employees in the U.K., which is closed to new entrants and frozen with respect to future benefit accruals. The retirement benefit is based on the final average compensation and service of each eligible employee. December 31 is our annual measurement date and on measurement date, defined benefit plan assets are determined based on fair value. Defined benefit plan assets consist primarily of high quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating to the terms of the related pension liability. The net pension and supplemental retirement benefit obligations and the related periodic costs are based on, among other things, assumptions of the discount rate, estimated return on plan assets and mortality rates. These obligations and related periodic costs are measured using actuarial techniques and assumptions. The projected unit credit method is the actuarial cost method used to compute the pension liabilities and related expenses.

As of December 31, 2012, the plan was underfunded and a liability of approximately $18 million was reflected in our consolidated financial statements as a noncurrent liability. The amount recognized in accumulated other comprehensive income was a net loss of $11 million. If the British Pound Sterling were to (weaken) or strengthen by 1.0% against the U.S. dollar, we would experience currency translation liability (decrease) or increase of less than $1 million. The weighted-average discount rate assumption used to determine benefit obligations as of December 31, 2012 was 5.1%. A 0.2% increase/(decrease) in the discount rate used to calculate the net period benefit cost for the year would reduce annual benefit cost by less than $1 million. A 0.2% increase/(decrease) in the discount rate used to calculate the year- end projected benefit obligation would increase/(decrease) the year- end projected benefit obligation by approximately $4 million. The expected return on plan assets is determined based on historical and expected future returns of the various assets classes and as such, each 1.0% increase/(decrease) in the expected rate of return assumption would increase/(decrease) the net period benefit cost by approximately $1 million. The asset value of the defined benefit plan has been volatile in recent years due primarily to wide fluctuations in the U.K. equity markets and bond markets. See "Risk Factors - *Due to the recent fluctuations in the United Kingdom's equity markets and bond markets, changes in actuarial assumptions for our defined benefit plan could increase the volatility of the plan's asset value, require us to increase cash contributions to the plan and have a negative impact on our results of operations and financial condition.*" in Part I, Item 1A of this Annual Report for additional information.

Interest Rate Risk

We have credit facilities with financial institutions in the U.S., Asia and Europe as well as other debt instruments with interest rates equal to LIBOR or similar indices plus a negotiated margin. A rise in interest rates could have an adverse impact upon our cost of working capital and our interest expense. As a matter of policy, we do not enter into derivative transactions for speculative purposes. As of December 31, 2012, our outstanding principal debt included our $40 million term loan, lines of credit of $8 million and $1 million used for import and export guarantees. Based on an increase or decrease in interest rates by 1.0% for the year on our credit facilities, our annual interest rate expense would increase or decrease by less than $1 million. In addition, on January 8, 2013, we entered into a five year $300 million revolving senior credit facility, which will further increase our sensitivity to raising interest rates, depending on how much we draw down on the facility.

Political Risk

We have a significant portion of our assets in mainland China, Taiwan and the U.K. The possibility of political conflict between the any of these countries or with the U.S. could have a material adverse impact upon our ability to transact business through these important business channels and to generate profits. See "Risk Factors" – *Risks Related to our International Operations*" in Part I, Item 1A of this Annual Report for additional information.

Inflation Risk

Inflation did not have a material effect on net sales or net income in fiscal year 2012. A significant increase in inflation could affect future performance.

Credit Risk

The success of our business depends, among other factors, on the strength of the global economy and the stability of the financial markets, which in turn affect our customers' demand for our products, the ability of our customers to meet their payment obligations, the likelihood of customers canceling or deferring existing orders and end-user consumers' demand for items containing our products in the end-markets we serve. We provide credit to customers in the ordinary course of business and perform ongoing credit evaluations, while at times providing extended terms. We believe that our exposure to concentrations of credit risk with respect to trade receivables is largely mitigated by dispersion of our customers over various geographic areas, operating primarily in electronics manufacturing and distribution. We believe our allowance for doubtful accounts is sufficient to cover customer credit risks.

Item 8. Financial Statements and Supplementary Data

See Part IV, Item 15 "Exhibits and Financial Statement Schedules" for the Company's Consolidated Financial Statements and the notes and schedules thereto filed as part of this Annual Report.

Item 9. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

Not Applicable.

Item 9A. **Controls and Procedures**

Disclosure Controls and Procedures

Our Chief Executive Officer, Keh-Shew Lu, and Chief Financial Officer, Richard D. White, with the participation of the Company's management, carried out an evaluation of the effectiveness of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(e). Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer believe that, as of the end of the period covered by this report, our disclosure controls and procedures are effective at the reasonable assurance level to ensure that information required to be included in this report is:

- recorded, processed, summarized and reported within the time period specified in the Commission's rules and forms; and
- accumulated and communicated to our management, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions required disclosure.

Disclosure controls and procedures, no matter how well designed and implemented, can provide only reasonable assurance of achieving an entity's disclosure objectives. The likelihood of achieving such objectives is affected by limitations inherent in disclosure controls and procedures. These include the fact that human judgment in decision-making can be faulty and that breakdowns in internal control can occur because of human failures such as simple errors, mistakes or intentional circumvention of the established processes.

Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Company's Chief Executive Officer and the Chief Financial Officer and implemented by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America.

The Company's internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of management, including our Chief Executive Officer and the Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). This evaluation included review of the documentation of controls, testing of operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2012.

Moss Adams LLP, an independent registered public accounting firm, has audited and reported on the consolidated financial statements of Diodes Incorporated and on the effectiveness of our internal control over financial reporting. The report of Moss Adams LLP is contained in this Annual Report.

Changes in Controls over Financial Reporting

There was no change in our internal control over financial reporting, known to the Chief Executive Officer or the Chief Financial Officer, that occurred during the last fiscal quarter covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting, except as follows:

On October 29, 2012, the Company completed the acquisition of Power Analog Microelectronics, Inc. ("PAM"), whose financial statements reflect total assets and revenues constituting less than 1% for both, of the consolidated financial statement amounts for the year ended December 31, 2012. As permitted by the rules of the SEC, the Company will exclude PAM from its annual assessment of the effectiveness of internal control over financial reporting for the year ending December 31, 2012, the year of acquisition. Management continues to monitor PAMs internal control over financial reporting and evaluate conformance with the Company's internal control over financial reporting.

Item 9B. **Other Information**

None.

PART III

Item 10. **Directors, Executive Officers and Corporate Governance**

The information concerning the directors, executive officers and corporate governance of the Company is incorporated herein by reference from the section entitled "Proposal One – Election of Directors" contained in the definitive proxy statement of the Company to be filed pursuant to Section 14(a) of the Securities Exchange Act of 1934 within 120 days after the Company's fiscal year end of December 31, 2012, for its annual stockholders' meeting for 2013 (the "Proxy Statement").

We have adopted a code of ethics that applies to our Chief Executive Officer and senior financial officers. The code of ethics has been posted on our website under the Corporate Governance portion of the Investor Relations section at www.diodes.com. We intend to satisfy disclosure requirements regarding amendments to, or waivers from, any provisions of our code of ethics on our website.

Item 11. **Executive Compensation**

The information concerning executive compensation is incorporated herein by reference from the section entitled "Proposal One – Election of Directors" contained in the Proxy Statement.

Item 12. **Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters**

The information concerning the security ownership of certain beneficial owners and management and related stockholder matters is incorporated herein by reference from the section entitled "General Information – Security Ownership of Certain Beneficial Owners and Management" and "Proposal One - Election of Directors" contained in the Proxy Statement.

Item 13. **Certain Relationships, Related Transactions and Director Independence**

The information concerning certain relationships, related transactions and director independence is incorporated herein by reference from the section entitled "Proposal One – Election of Directors – Certain Relationships, Related Transactions and Director Independence" and "Proposal One – Elections of Directors" contained in the Proxy Statement.

Item 14. **Principal Accounting Fees and Services**

The information concerning the Company's principal accountant's fees and services is incorporated herein by reference from the section entitled "Ratification of the Appointment of Independent Registered Public Accounting Firm" contained in the Proxy Statement.

PART IV

Item 15. **Exhibits, Financial Statement Schedules.**

(a) **Financial Statements and Schedules**

Our consolidated financial statements are as set forth under Item 8 of this report on Form 10-K.

(1) Financial statements:

(2) Schedules:

None

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements and note thereto.

(b) **Exhibits**

The exhibits listed on the Index to Exhibits are filed as exhibits or incorporated by reference to this Annual Report.

(c) **Financial Statements of Unconsolidated Subsidiaries and Affiliates**

Not Applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Diodes Incorporated and Subsidiaries

We have audited the accompanying consolidated balance sheets of Diodes Incorporated and Subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2012. We also have audited the Company's internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also include performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Diodes Incorporated and Subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, Diodes Incorporated and Subsidiaries, maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ Moss Adams LLP

Los Angeles, California
February 27, 2013

DIODES INCORPORATED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)

December 31,		2012		2011
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	$	157,121	$	129,510
Accounts receivable, net		152,073		132,408
Inventories		153,293		140,337
Deferred income taxes, current		9,995		5,450
Prepaid expenses and other		18,928		19,093
Total current assets		491,410		426,798
PROPERTY, PLANT AND EQUIPMENT, net		243,296		225,393
DEFERRED INCOME TAXES, non-current		36,819		26,863
OTHER ASSETS				
Goodwill		87,359		67,818
Intangible assets, net		44,337		24,197
Other		16,842		21,995
Total assets	$	920,063	$	793,064

The accompanying notes are an integral part of these financial statements.

DIODES INCORPORATED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (Continued)

(Amounts in thousands, except share data)

December 31,	2012	2011
LIABILITIES AND EQUITY		
CURRENT LIABILITIES		
Lines of credit and short-term debt	$ 7,629	$ 8,000
Accounts payable	64,072	66,063
Accrued liabilities	41,139	30,793
Income tax payable	678	4,855
Total current liabilities	113,518	109,711
LONG-TERM DEBT, net of current portion		
Long-term borrowings	44,131	2,857
CAPITAL LEASE OBLIGATIONS, net of current portion	789	1,082
OTHER LONG-TERM LIABILITIES	41,185	30,699
Total liabilities	199,623	144,349
COMMITMENTS AND CONTINGENCIES		
EQUITY		
Diodes Incorporated stockholders' equity		
Preferred stock - par value $1.00 per share; 1,000,000 shares authorized; no shares issued or outstanding	-	-
Common stock - par value $0.666 2/3 per share; 70,000,000 shares authorized; 46,010,815 and 45,432,252 issued and outstanding at December 31, 2012 and December 31, 2011, respectively	30,674	30,423
Additional paid-in capital	280,571	263,455
Retained earnings	399,796	375,644
Accumulated other comprehensive loss	(33,856)	(35,762)
Total Diodes Incorporated stockholders' equity	677,185	633,760
Noncontrolling interest	43,255	14,955
Total equity	720,440	648,715
Total liabilities and equity	$ 920,063	$ 793,064

The accompanying notes are an integral part of these financial statements.

DIODES INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands, except per share data)

Years ended December 31,	2012	2011	2010
NET SALES	$ 633,806	$ 635,251	$ 612,886
COST OF GOODS SOLD	472,220	441,554	388,017
Gross profit	161,586	193,697	224,869
OPERATING EXPENSES			
Selling, general and administrative	101,363	89,974	88,784
Research and development	33,761	27,231	26,584
Amortization of acquisition related intangible assets	5,122	4,503	6,406
Gain on sale of assets	(3,556)	-	(1,837)
Total operating expenses	136,690	121,708	119,937
Income from operations	24,896	71,989	104,932
OTHER INCOME (EXPENSES)			
Interest income	778	1,024	2,842
Interest expense	(876)	(3,139)	(5,229)
Amortization of debt discount	-	(6,032)	(7,656)
Gain (loss) on securities carried at fair value	7,100	(1,039)	-
Other	(1,091)	861	3,214
Total other income (expenses)	5,911	(8,325)	(6,829)
Income before income taxes and noncontrolling interest	30,807	63,664	98,103
INCOME TAX PROVISION	4,825	10,157	17,839
NET INCOME	25,982	53,507	80,264
Less: NET INCOME attributable to noncontrolling interest	(1,830)	(2,770)	(3,531)
NET INCOME attributable to common stockholders	$ 24,152	$ 50,737	$ 76,733
EARNINGS PER SHARE attributable to common stockholders			
Basic	$ 0.53	$ 1.12	$ 1.74
Diluted	$ 0.51	$ 1.09	$ 1.68
Number of shares used in computation			
Basic	45,780	45,202	44,146
Diluted	46,899	46,713	45,546

The accompanying notes are an integral part of these financial statements.

DIODES INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Twelve Months Ended December 31,		
	2012	2011	2010
Net income	$ 25,982	$ 53,507	$ 80,264
Translation adjustment	7,317	(690)	(1,519)
Unrealized gain (loss) on defined benefit plan, net of tax	(5,411)	10,008	4,750
Comprehensive income	27,888	62,825	83,495
Less: Comprehensive income attributable to noncontrolling interest	(1,830)	(2,770)	(3,531)
Total comprehensive income attributable to common stockholders	$ 26,058	$ 60,055	$ 79,964

The accompanying notes are an integral part of these financial statements.

DIODES INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY

(Amounts in thousands)

Years ended December 31, 2009, 2010 and 2011

	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive gain (loss)	Total Diodes Incorporated Stockholders' equity	Noncontrolling interest	Total equity
	Shares	Amount						
BALANCE, December 31, 2009	43,729	$ 29,153	$ 211,618	$ 248,174	$ (48,311)	$ 440,634	$ 10,290	$ 450,924
Comprehensive income, net of tax:								
Net income	-	-	-	76,733		76,733	3,531	80,264
Translation adjustment	-	-	-	-	(1,519)	(1,519)	-	(1,519)
Unrealized gain on defined benefit plan	-	-	-	-	4,750	4,750	-	4,750
Total comprehensive income						79,964	3,531	83,495
Dividend to noncontrolling interest	-	-	-	-	-	-	(2,373)	(2,373)
Common stock issued for share-based plans	934	622	4,157	-	-	4,779	-	4,779
Excess tax benefit from share-based compensation	-	-	3,073	-	-	3,073	-	3,073
Convertible senior notes	-	-	(57)	-	-	(57)	-	(57)
Share-based compensation	-	-	13,051	-	-	13,051	-	13,051
BALANCE, December 31, 2010	44,663	$ 29,775	$ 231,842	$ 324,907	$ (45,080)	$ 541,444	$ 11,448	$ 552,892
Comprehensive income, net of tax:								
Net income	-	-	-	50,737	-	50,737	2,770	53,507
Translation adjustment	-	-	-	-	(690)	(690)	-	(690)
Unrealized gain on defined benefit plan	-	-	-	-	10,008	10,008	-	10,008
Total comprehensive income						60,055	2,770	62,825
Dividend to noncontrolling interest	-	-	-	-	-	-	737	737
Common stock issued for share-based plans	769	648	2,886	-	-	3,534	-	3,534
Excess tax benefit from share-based compensation	-	-	15,024	-	-	15,024	-	15,024
Share-based compensation	-	-	13,703	-	-	13,703	-	13,703
BALANCE, December 31, 2011	45,432	$ 30,423	$ 263,455	$ 375,644	$ (35,762)	$ 633,760	$ 14,955	$ 648,715
Comprehensive income, net of tax:								
Net income	-	-	-	24,152	-	24,152	1,830	25,982
Translation adjustment	-	-	-	-	7,317	7,317	-	7,317
Unrealized loss on defined benefit plan	-	-	-		(5,411)	(5,411)	-	(5,411)
Total comprehensive income						26,058	1,830	27,888
Acquisition of noncontrolling interest	-	-	-	-	-	-	26,470	26,470
Common stock issued for share-based plans	579	251	1,074	-	-	1,325	-	1,325
Excess tax benefit from share-based compensation	-	-	1,644	-	-	1,644	-	1,644
Share-based compensation	-		14,398	-	-	14,398	-	14,398
BALANCE, December 31, 2012	**46,011**	**$ 30,674**	**$ 280,571**	**$ 399,796**	**$ (33,856)**	**$ 677,185**	**$ 43,255**	**$ 720,440**

The accompanying notes are an integral part of these financial statements.

DIODES INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands) Years ended December 31,	2012	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 25,982	$ 53,507	$ 80,264
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of acquisitions:			
Depreciation	59,063	56,927	47,365
Amortization of intangibles	5,130	4,511	4,431
Amortization of convertible senior notes issuance costs	-	412	549
Amortization of discount on convertible senior notes	-	6,032	7,656
Share-based compensation	14,398	13,703	13,051
Excess tax benefit from share-based compensation	(1,639)	(15,024)	(3,073)
Loss (gain) on disposal of property, plant and equipment	(3,554)	31	(1,665)
Loss (gain) on securities carried at fair value	(7,100)	1,039	-
Deferred income taxes	(13,051)	(21,916)	(4,040)
Other	(334)	(297)	(464)
Changes in operating assets:			
Accounts receivable	(6,360)	(4,406)	(23,604)
Inventories	(5,492)	(20,187)	(30,388)
Prepaid expenses and other current assets	3,162	(7,483)	(2,290)
Changes in operating liabilities:			
Accounts payable	(7,440)	(3,584)	7,032
Accrued liabilities	2,257	(8,513)	8,022
Other liabilities	(4,179)	3,069	2,445
Income taxes payable	3,378	3,829	12,714
Net cash provided by operating activities	64,221	61,650	118,005
CASH FLOWS FROM INVESTING ACTIVITIES			
Acquisitions, net of cash acquired	(20,048)	-	-
Purchases of equity securities	(3,413)	(14,117)	-
Proceeds from sale of debt securities	-	-	296,600
Purchases of property, plant and equipment	(58,166)	(80,941)	(88,809)
Proceeds from sales of property, plant and equipment	1,969	40	2,163
Proceeds from sales of intangibles	2,122	-	-
Other	117	(3,294)	(385)
Net cash provided by (used by) investing activities	(77,419)	(98,312)	209,569
CASH FLOWS FROM FINANCING ACTIVITIES			
Advance on lines of credit and short term debt	3,659	8,000	3,762
Repayments on lines of credit and short-term debt	(9,556)	-	(303,192)
Net proceeds from the issuance of common stock	1,318	3,526	4,818
Excess tax benefit from share-based compensation	1,639	15,024	3,073
Dividend to noncontrolling interest	-	-	(2,373)
Proceeds from long-term debt	71,720	-	-
Repayments of long-term debt	(30,445)	(134,706)	(1,165)
Repayments of capital lease obligations	(295)	(285)	(268)
Other	502	728	(4)
Net cash provided by (used by) financing activities	38,542	(107,713)	(295,349)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	2,267	2,984	(3,277)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	27,611	(141,391)	28,948
CASH AND CASH EQUIVALENTS, beginning of year	129,510	270,901	241,953
CASH AND CASH EQUIVALENTS, end of year	$ 157,121	$ 129,510	$ 270,901

The accompanying notes are an integral part of these financial statements.

DIODES INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Amounts in thousands) **Years ended December 31,**	**2012**	**2011**	**2010**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash paid during the year for:			
Interest	$ 914	$ 3,322	$ 4,638
Income taxes	$ 17,086	$ 12,118	$ 9,617
Non-cash activities:			
Property, plant and equipment purchased on accounts payable	$ (1,957)	$ (1,934)	$ 2,229
Acquisition:			
Fair value of assets acquired	$ 76,438	$ -	$ -
Liabilities assumed	(13,924)	-	-
Cash acquired	6,108	-	-
Net assets acquired	$ 68,622	$ -	$ -

The accompanying notes are an integral part of these financial statements.

NOTE 1 – SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of operations – Diodes Incorporated and its subsidiaries (collectively, the "Company") is a leading global manufacturer and supplier of high-quality, application specific standard products within the broad discrete, logic and analog semiconductor markets, serving the consumer electronics, computing, communications, industrial and automotive markets. These products include diodes, rectifiers, transistors, MOSFETs, protection devices, functional specific arrays, single gate logic, amplifiers and comparators, Hall-effect and temperature sensors, power management devices including LED drivers, DC-DC switching and linear voltage regulators and voltage references along with special function devices including USB power switches, load switches, voltage supervisors and motor controllers. The products are sold primarily throughout Asia, North America and Europe.

Principles of consolidation – The consolidated financial statements include the accounts of Diodes Incorporated, its wholly-owned subsidiaries and its controlled majority-owned subsidiaries. The Company accounts for equity investments in companies over which it has the ability to exercise significant influence, but does not hold a controlling interest, under the equity method, and it records its proportionate share of income or losses in interest and other, net in the consolidated statements of income. All significant intercompany balances and transactions have been eliminated.

Revenue recognition – Revenue is recognized when there is persuasive evidence that an arrangement exists, when delivery has occurred, when the price to the buyer is fixed or determinable and when collectability of the receivable is reasonably assured. These elements are met when title to the products is passed to the buyers, which is generally when product is shipped to the customers. Generally, the Company recognizes revenue upon shipment to manufacturers (direct ship) as well as upon sales to distributors using the "sell in" model, which is when product is shipped to the distributors (point of purchase).

Certain customers have limited rights of return and/or are entitled to price adjustments on products held in their inventory or upon sale to their end customers. The Company reduces net sales in the period of sale for estimates of product returns, distributor price adjustments and other allowances. The Company's reserve estimates are based upon historical data as well as projections of sales, distributor inventories, price adjustments, average selling prices and market conditions. Actual returns and adjustments could be significantly different from the Company's estimates and provisions.

The Company records allowances/reserves for the following items: (i) ship and debit, which arise when the Company, from time to time based on market conditions, issues credit to certain distributors upon their shipments to their end customers, (ii) stock rotation, which are contractual obligations that permit certain distributors, twice a year, to return a portion of their inventory based on historical shipments to them in exchange for an equal and offsetting order, and (iii) price protection, which arise when market conditions cause average selling prices to decrease and the Company issues credit to certain distributors on their inventory.

Ship and debit reserves are recorded as a reduction to net sales with a corresponding reduction to accounts receivable. Stock rotation reserves are recorded as a reduction to net sales with a corresponding reduction to cost of goods sold for the estimated cost of inventory that is expected to be returned. Price protection reserves are recorded as a reduction to net sales with a corresponding increase in accrued liabilities. Revenue is reduced in the period of sale for estimates of product returns and other allowances including distributor adjustments, which were approximately $48 million, $41 million and $32 million in 2012, 2011 and 2010, respectively.

Product warranty – The Company generally warrants its products for a period of one year from the date of sale. Historically, warranty expense has not been material.

Cash and cash equivalents – The Company considers all highly liquid investments with maturity of three months or less at the date of purchase to be cash equivalents. The Company currently maintains substantially all of its day-to-day operating cash balances with major financial institutions.

Allowance for doubtful accounts – The Company evaluates the collectability of its accounts receivable based upon a combination of factors, including the current business environment and historical experience. If the Company is aware of a customer's inability to meet its financial obligations, it records an allowance to reduce the receivable to the amount it reasonably believes will be collected from the customer. For all other customers, the Company records an allowance based upon the amount of time the receivables are past due. If actual accounts receivable collections differ from these estimates, an adjustment to the allowance may be necessary with a resulting effect on operating expense. Accounts receivable are presented net of a valuation allowances, which were approximately $2 million, $2 million and $1 million in 2012, 2011 and 2010, respectively.

(Table amounts in thousands except per share data)

Inventories – Inventories are stated at the lower of cost or market value. Cost is determined principally by the first-in, first-out method. Cost includes materials, labor, and manufacturing overhead related to the purchase and production of inventories. Any write-down of inventory to the lower of cost or market at the close of a fiscal period creates a new cost basis that subsequently would not be marked up based on changes in underlying facts and circumstances. On an on-going basis, the Company evaluates inventory for obsolescence and slow-moving items. This evaluation includes analysis of sales levels, sales projections, and purchases by item, as well as raw material usage related to the Company's manufacturing facilities. If the Company's review indicates a reduction in utility below carrying value, it reduces inventory to a new cost basis. If future demand or market conditions are different than the Company's current estimates, an inventory adjustment to write down inventory may be required, and would be reflected in cost of goods sold in the period the revision is made.

Property, plant and equipment – Purchased property, plant and equipment is recorded at historical cost and acquired property, plant and equipment is recorded at fair value on the date of acquisition. Property, plant and equipment is depreciated using straight-line methods over the estimated useful lives, which range from 20 to 55 years for buildings and 3 to 10 years for machinery and equipment. The estimated lives of leasehold improvements range from 3 to 5 years, and are amortized over the shorter of the remaining lease term or their estimated useful lives.

Goodwill and other intangible assets – Goodwill is tested for impairment on an annual basis, on October 1, and between annual tests if indicators of potential impairment exist. For 2012 and 2011, the Company used the simplified goodwill impairment test, which allows the Company to first assess qualitatively whether it is necessary to perform step one of the two-step annual goodwill impairment test. The Company is required to perform step one and calculate the fair value of its reporting units only if the Company concludes that it is more likely than not that a reporting unit's fair value is less than its carrying value (that is, a likelihood of more than 50%). The qualitative analysis, which we refer to as step zero, was performed and the Company considered all relevant factors specific to its reporting units. Some factors considered in step zero were macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, events affecting a reporting unit and other relevant entity-specific events. The Company's conclusion of step zero was that goodwill is deemed to be not impaired and no further testing is required until the next annual test date (or sooner if conditions or events before that date raise concerns of potential impairment in the business). No impairment of goodwill has been identified during any of the periods presented.

Impairment of long-lived assets – The Company's long-lived assets are reviewed whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Company considers assets to be impaired if the carrying value exceeds the undiscounted projected cash flows from operations. If impairment exists, the assets are written down to fair value or to the projected discounted cash flows from related operations. As of December 31, 2012, the Company expects the remaining carrying value of assets to be recoverable. No impairment of long-lived assets has been identified during any of the periods presented. The weighted average amortization period for amortizable intangible assets is approximately 8 years.

Income taxes – Income taxes are accounted for using an asset and liability approach whereby deferred tax assets and liabilities are recorded for differences in the financial reporting bases and tax bases of the Company's assets and liabilities. If it is more likely than not that some portion of deferred tax assets will not be realized, a valuation allowance is recorded.

Generally accepted accounting principles in the United States of America ("GAAP") prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Tax positions shall initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions shall initially and subsequently be measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and all relevant facts.

Research and development costs – Research and development costs are expensed as incurred. Acquired in-process research and development ("IPR&D") is capitalized as an indefinite-lived intangible asset and evaluated periodically for impairment. When the project is completed, an expected life is determined and the IPR&D is amortized to expense over the expected life.

Shipping and handling costs – Shipping and handling costs for products shipped to customers, which are included in selling, general and administrative expenses, were $7 million, $6 million and $5 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Concentration of credit risk – Financial instruments, which potentially subject the Company to concentrations of credit risk, include trade accounts receivable. Credit risk is limited by the dispersion of the Company's customers over various geographic areas,

(Table amounts in thousands except per share data)

operating primarily in electronics manufacturing and distribution. The Company performs on-going credit evaluations of its customers, and generally requires no collateral. Historically, credit losses have not been significant.

The Company currently maintains substantially all of its day-to-day cash balances with major financial institutions. Cash balances are usually in excess of Federal and/or foreign deposit insurance limits.

Valuation of financial instruments – The carrying value of the Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, working capital line of credit, and long-term debt approximate fair value due to their current market conditions, maturity dates and other factors.

Use of estimates – The preparation of financial statements in conformity with GAAP requires that management make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The level of uncertainty in estimates and assumptions increases with the length of time until the underlying transactions are completed. Actual results may differ from these estimates in amounts that may be material to the consolidated financial statements and accompanying notes.

Earnings per share – Basic earnings per share is calculated by dividing net earnings by the weighted-average number of shares of Common Stock outstanding during the period. Diluted earnings per share is calculated similarly but includes potential dilution from the exercise of stock options and stock awards, except when the effect would be anti-dilutive. Earnings per share are computed using the "treasury stock method."

For the three years ended December 31, 2012, 2011 and 2010, options and share grants outstanding for 2 million shares, of common stock have been excluded from the computation of diluted earnings per share because their effect was anti-dilutive.

	Year Ended December 31,		
	2012	**2011**	**2010**
Basic			
Weighted average number of common shares outstanding used in computing basic earnings per share	45,780	45,202	44,146
Net income attributable to common stockholders	$ 24,152	$ 50,737	$ 76,733
Basic earnings per share attributable to common stockholders	$ 0.53	$ 1.12	$ 1.74
Diluted			
Weighted average number of common shares outstanding used in computing basic earnings per share	45,780	45,202	44,146
Add: Assumed exercise of stock options and stock awards	1,119	1,511	1,400
Weighted average number of common shares outstanding used in computing diluted earnings per share	46,899	46,713	45,546
Net income attributable to common stockholders	$ 24,152	$ 50,737	$ 76,733
Diluted earnings per share attributable to common stockholders	$ 0.51	$ 1.09	$ 1.68

Share-based compensation – The Company uses the Black-Scholes-Merton model to determine the fair value of stock options on the date of grant and recognizes compensation expense for stock options on a straight-line basis. Restricted stock grants are measured based on the fair market value of the underlying stock on the date of grant and compensation expense for restricted stock grants is recognized on a straight-line basis over the requisite service period.

The amount of compensation expense recognized using the Black-Scholes-Merton model requires the Company to exercise judgment and make assumptions relating to the factors that determine the fair value of its stock option grants. The fair value calculated by this model is a function of several factors, including the grant price, the expected future volatility, the expected term of the option and the risk-free interest rate of the option. The expected term and expected future volatility of the options require judgment. In addition, the Company is required to estimate the expected forfeiture rate and only recognize expense for those stock options expected to vest. The Company estimates the forfeiture rate based on historical experience, and to the extent its actual forfeiture rate is different from its estimate, share-based compensation expense is adjusted accordingly.

Functional currencies and foreign currency translation – The functional currency for most of the Company's international operations is the U.S. dollar. In some cases, we enter into transactions involving foreign currencies. Some subsidiaries functional currency is their local currency, as the Company believes it is the appropriate currency. The Company believes the New Taiwan ("NT") dollar is the functional currency for its Taiwan based entities and the British Pound Sterling ("GBP") is the functional currency for its U.K. based entities, which most appropriately reflects the current economic facts and circumstances of their operations. Assets and liabilities denominated in foreign currencies are translated at the exchange rate on the balance sheet date. Income and expense accounts denominated in foreign currencies are translated at the weighted-average exchange rate during the period presented. Resulting translation adjustments are recorded as a separate component of accumulated other comprehensive income or loss within stockholders' equity in the consolidated balance sheets. Included in other income are foreign exchange losses of $2 million, $1 million and $0 million for the years ended December 31, 2012, 2011 and 2010, respectively.

The Company uses the U.S. dollar as the functional currency for its mainland China and Hong Kong based entities as substantially all monetary transactions are made in U.S. dollars, and other significant economic facts and circumstances currently support that position. As these factors may change in the future, the Company periodically assesses its position with respect to the functional currency of its foreign subsidiaries.

Defined benefit plan – The Company maintains pension plans covering certain of its employees in the U.K. The overfunded or underfunded status of pension and postretirement benefit plans are recognized on the balance sheet. Actuarial gains and losses, prior service costs or credits, are recognized in other comprehensive income, net of tax effects, until they are amortized as a component of net periodic benefit cost. For financial reporting purposes, the net pension and supplemental retirement benefit obligations and the related periodic pension costs are calculated based upon, among other things, assumptions of the discount rate for plan obligations, estimated return on pension plan assets and mortality rates. These obligations and related periodic costs are measured using actuarial techniques and assumptions. The projected unit credit method is the actuarial cost method used to compute the pension liabilities and related expenses.

Investment in joint ventures – Investment in joint ventures over which the Company does not have the ability to exercise significant influence and that, in general, are at least 20 percent owned are stated at cost plus equity in undistributed net income (loss) of the joint venture. These investments are evaluated for impairment, in which an impairment loss would be recorded whenever a decline in the value of an equity investment below its carrying amount is determined to be "other than temporary." In judging "other than temporary," the Company would consider the length of time and extent to which the fair value of the investment has been less than the carrying amount of the investment, the near-term and longer-term operating and financial prospects of the investee, and the Company's longer-term intent of retaining the investment in the investee.

Noncontrolling interest - Noncontrolling interest (previously referred to as minority interest) primarily relate to the minority investors' share of the earnings of certain China and Taiwan subsidiaries. Noncontrolling interests are a separate component of equity and not as a liability, which increases or decreases in the Company's ownership interest, that leave control intact, be treated as equity transactions, rather than step acquisitions or diluted gain or losses. The noncontrolling interest in the Company's subsidiaries and their equity balances are reported separately in the consolidated financial statements, and activities of these subsidiaries are included therein.

Contingencies – From time to time, the Company may be involved in a variety of legal matters that arise in the normal course of business. Based on information available, the Company evaluates the likelihood of potential outcomes. The Company records the appropriate liability when the amount is deemed probable and reasonably estimable. In addition, the Company does not accrue for estimated legal fees and other directly related costs as they are expensed as incurred.

Comprehensive income (loss) – GAAP generally requires that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities are reported as separate components of the equity section of the consolidated balance sheet, such items, along with net income, are components of comprehensive income or loss. The components of other comprehensive income or loss include foreign currency translation adjustments, unrealized gain or loss on defined benefit plan, foreign

(Table amounts in thousands except per share data)

currency gain (loss) on forward contracts and other items. Accumulated other comprehensive loss was $(34) million, $(36) million and $(45) million at December 31, 2012, 2011 and 2010, respectively.

There is no income tax expense or benefit associated with each component of comprehensive income. As of December 31, 2012, the accumulated balance for each component of comprehensive income are as follows:

	2012	2011
Translation adjustment	$ (22,663)	$ (29,919)
Unrealized loss on defined benefit plan	$ (11,254)	$ (5,843)

Reclassifications – Certain amounts from prior periods have been reclassified to conform to the current years' presentation such as certain statement of income line items.

Recently issued accounting pronouncements – In July 2012, the FASB issued ASU No. 2012-02, *Intangibles-Goodwill and Other*. ASU No. 2012-02 will allow the Company the option to first assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that an indefinite-lived intangible asset is impaired. Determining that it is more likely than not that an indefinite-lived intangible asset is impaired will require quantitative impairment testing, otherwise, no further action will be required. This ASU is effective for annual and interim impairment tests performed for fiscal years beginning after September 18, 2012, with early adoption permitted. The adoption is not expected to have an impact on the Company's consolidated financial statements.

NOTE 2 – FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. The price in the principal (or most advantageous) market used to measure the fair value of the asset or liability shall not be adjusted for transaction costs. An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets and liabilities; it is not a forced transaction. Market participants are buyers and sellers in the principal market that are (i) independent, (ii) knowledgeable, (iii) able to transact and (iv) willing to transact.

The Company uses valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets and liabilities. The income approach uses valuation techniques to convert future amounts, such as cash flows or earnings, to a single present amount on a discounted basis. The cost approach is based on the amount that currently would be required to replace the service capacity of an asset (replacement costs). Valuation techniques should be consistently applied. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. These two types of inputs create a three-tier fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

Level 1 Inputs - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 Inputs - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (for example, interest rates, volatilities, prepayment speeds, loss severities, credit risks and default rates) or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 Inputs - Significant unobservable inputs that reflect an entity's own assumptions that market participants would use in pricing the assets or liabilities.

(Table amounts in thousands except per share data)

As of December 31, 2012, the Company had investments in shares of common stock of BCD Semiconductor Manufacturing Limited ("BCD"), which were purchased on the open market and records unrealized gains and losses in other income (expense). The shares of common stock are valued under the fair value hierarchy as a Level 1 Input. See Note 17 for further information about BCD.

Financial assets and liabilities carried at fair value as of December 31, 2012 are classified in the following table:

Trading Securities	Fair Market Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Changes in Fair Values Included in Current Period Earnings
BCD	$ 7,092	$ 7,092	$ -	$ -	$ 3,679

On September 7, 2011, the Company purchased 10 million shares of the common stock of Eris Technology Corporation ("Eris"), a publicly traded company listed on Taiwan's GreTai Securities Market that provides design, manufacturing and after-market services for diode products. The Company paid NT$39 per share or NT$390 million (approximately US$14 million), which represents an approximately 30 percent ownership in Eris after the transaction. As of December 31, 2011, the Company held 12,413,604 shares of Eris.

The accounting rules permit a company to choose, at specified election dates, to measure at fair value certain eligible financial assets and liabilities that are not currently required to be measured at fair value. The specified election dates include, but are not limited to, the date when an entity first recognizes the item, when an entity enters into a firm commitment or when changes in the financial instrument causes it to no longer qualify for fair value accounting under a different accounting standard. The fair value option may be elected for each entire financial instrument, but need not be applied to all similar instruments. Once the fair value option has been elected, it is irrevocable. Unrealized gains and losses on items for which the fair value option has been elected will be reported in other income (expense).

The Company has elected the fair value option for the shares of Eris common stock. Fair value is the price that would be received on the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The shares of Eris common stock will be valued under the fair value hierarchy as a Level 1 Input.

Financial assets and liabilities carried at fair value as of December 31, 2011 are classified in the following table:

		Fair Value Measurements			Changes in Fair Values for Items Measured at Fair Value Pursuant to Election of the Fair Value Option	
Description	Fair Value Estimate	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Other Gains and (Losses)	Total Changes in Fair Values Included in Current-Period Earnings
Securities carried at fair value *	**$ 13,078**	$ 13,078	$ -	$ -	**$** (1,039)	**$ (1,039)**

(*) Represents investments that would otherwise be accounted for under the equity method of accounting and is included in other assets.

(Table amounts in thousands except per share data)

On August 31, 2012, the Company acquired approximately 51% of the outstanding common stock of Eris. The Company has accounted for the additional purchase of shares as a business combination achieved in stages ("step acquisition") and consolidated Eris beginning September 1, 2012. See Note 17 for further information about Eris.

Certain financial assets and financial liabilities are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). Financial assets and financial liabilities measured at fair value on a non-recurring basis were not significant at December 31, 2012 and 2011. Certain non-financial assets and non-financial liabilities measured at fair value on a recurring and non-recurring basis include goodwill, other intangible assets and other non-financial long-lived assets.

NOTE 3 – INVENTORIES

Inventories, stated at the lower of cost or market value, at December 31 were:

		2012		2011
Finished goods	$	59,319	$	52,027
Work-in-progress		30,564		22,937
Raw materials		63,410		65,373
	$	153,293	$	140,337

NOTE 4 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment at December 31 were:

		2012		2011
Buildings and leasehold improvements	$	53,068	$	46,654
Machinery and equipment		465,106		410,559
		518,174		457,213
Less: Accumulated depreciation and amortization		(322,403)		(266,228)
		195,771		190,985
Construction in-progress		31,227		19,468
Land		16,298		14,940
	$	212,069	$	205,925

Depreciation and amortization of property, plant and equipment was $59 million, $57 million and $47 million for the years ended December 31, 2012, 2011 and 2010, respectively.

(Table amounts in thousands except per share data)

NOTE 5 – INTANGIBLE ASSETS

Intangible assets subject to amortization at December 31 were as follows:

December 31, 2012					
Intangible Assets	Useful life	Gross Carrying Amount	Accumulated Amortization	Currency Exchange	**Net**
Amortized intangible assets:					
Patents	5-15 years	$ 11,795	$ (5,393)	$ (273)	$ 6,129
Software license	3 years	1,212	(1,149)	(63)	-
Developed product technology	2-10 years	42,408	(15,316)	(5,481)	21,611
Customer relationships	12 years	14,292	(2,303)	(1,234)	10,755
Total amortized intangible assets:		$ 69,707	$ (24,161)	$ (7,051)	$ 38,495
Intangible assets with indefinite lives:					
Trademarks and trade names	Indefinite	$ 6,403	$ -	$ (561)	$ 5,842
Total Intangible assets with indefinite lives:		$ 6,403	$ -	$ (561)	$ 5,842
Total intangible assets:		$ 76,110	$ (24,161)	$ (7,612)	$ 44,337

December 31, 2011					
Intangible Assets	Useful life	Gross Carrying Amount	Accumulated Amortization	Currency Exchange and Other	**Net**
Amortized intangible assets:					
Patents	5-15 years	$ 10,892	$ (4,619)	$ (339)	$ 5,934
Software license	3 years	1,212	(1,149)	(63)	-
Developed product technology	2-10 years	29,643	(11,765)	(5,958)	11,920
Customer relationships	12 years	6,917	(1,660)	(1,400)	3,857
Total amortized intangible assets:		$ 48,664	$ (19,193)	$ (7,760)	$ 21,711
Intangible assets with indefinite lives:					
Trademarks and trade names	Indefinite	$ 3,162	$ -	$ (676)	$ 2,486
Total Intangible assets with indefinite lives:		$ 3,162	$ -	$ (676)	$ 2,486
Total intangible assets:		$ 51,826	$ (19,193)	$ (8,436)	$ 24,197

Amortization expense related to intangible assets subject to amortization was $5 million, $5 million and $4 million for the years ended December 31, 2012, 2011 and 2010, respectively.

(Table amounts in thousands except per share data)

Amortization of intangible assets through 2017 is as follows:

Years		
2013	$	5,647
2014		5,247
2015		4,726
2016		4,310
2017		4,281

NOTE 6 – GOODWILL

Changes in goodwill for the years ended December 31 were as follows:

Balance at December 31, 2010	$	68,949
Currency exchange		(1,131)
Balance at December 31, 2011	$	67,818
Acquisitions		16,913
Currency exchange		2,628
Balance at December 31, 2012	**$**	**87,359**

NOTE 7 – BANK CREDIT AGREEMENTS AND OTHER SHORT-TERM AND LONG-TERM DEBT

Credit Facilities – The Company maintains credit facilities with several financial institutions through its entities in the U.S., Asia and Europe totaling $102 million. These credit facilities, except for one Taiwanese credit facility, are collateralized by each subsidiary's premises, are unsecured, uncommitted and, in some instances, may be repayable on demand.

On November 25, 2009 the Company entered into a credit agreement with Bank of America, N.A. ("Bank of America") as modified by a certain letter dated March 31, 2010, the First Amendment to Credit Agreement dated as of July 16, 2010, the Second Amendment to Credit Agreement dated as of November 24, 2010, the Third Amendment to Credit Agreement dated as of February 4, 2011, the Fourth Amendment to Credit Agreement dated as of November 23, 2011, the Fifth Amendment to Credit Agreement dated as of February 1, 2012, and the Sixth Amendment to Credit Agreement dated as of April 30, 2012 (collectively the "Credit Agreement"). The Credit Agreement provides for a $10 million revolving credit facility (the "Revolver") and a $10 million uncommitted facility (the "Uncommitted Facility").

The Fifth Amendment added an additional borrower, Diodes International B.V. (the "BV Entity"), to the Credit Agreement and provides for an additional term loan in the amount of $40 million (the "Term Loan"). The Term Loan matures on January 17, 2015 and bears interest at a rate per annum equal to the Eurocurrency Rate plus 1.25% per annum. One February 1, 2012, BV Entity drew down the full $40 million. The Term Loan is not a revolving credit facility, and any amount repaid may not be reborrowed.

The Revolver includes a $2 million sublimit for letters of credit. Both the Revolver and the Uncommitted Facility mature on January 17, 2013 (the "Maturity Date"). The proceeds under the Revolver and the Uncommitted Facility may be used for general corporate purposes, to finance temporary cash shortages and to minimize taxes associated with moving cash between countries. Any borrowing and obligations under the Revolver or under the Uncommitted Facility is secured by accounts, chattel paper, deposit accounts and inventory, and all dividends, distributions, and income attributable to proceeds, products, additions to, substitutions, replacements and supporting obligations for, model conversions, and accessions of the foregoing, of the Company and of certain of its subsidiaries. Certain subsidiaries of the Company also guaranty any borrowing and obligations and pledge their interests to Bank of America in certain subsidiary stock owned by such subsidiary guarantors. In addition, as amended, 65% of our interest in the BV Entity have been pledged as security for all obligations under the Credit Agreement.

In addition, the Credit Agreement contains certain restrictive and financial covenants, including, but not limited to, the following: (a) the Company shall maintain on a consolidated basis a Fixed Charge Coverage Ratio of not less than 2.00 to 1.0 and a Quick Ratio of not less than 1.50 to 1.0 (excluding the Company's Notes for both ratios); (b) the Company and its subsidiaries shall not create, incur, assume or suffer to exist any lien upon any of its property, assets or revenues except as specified in the Credit Agreement; (c) the Company and its subsidiaries shall not make any investments except as specified in the Credit Agreement; (d) the Company and its subsidiaries shall not create, incur, assume or suffer to exist any indebtedness except as specified in the Credit

(Table amounts in thousands except per share data)

Agreement; (e) the Company and its subsidiaries shall not dissolve or merge or consolidate with or into another entity except as specified in the Credit Agreement; (f) the Company and its subsidiaries shall not make any disposition except as specified in the Credit Agreement; (g) the Company and its subsidiaries shall not make any restricted payment, or issue or sell any equity interests, except as specified in the Credit Agreement; (h) the Company and its subsidiaries shall not engage in any material line of business substantially different from those lines of business that are currently conducted by the Company and its subsidiaries; (i) the Company and its subsidiaries shall not enter into any transaction of any kind with any affiliate of the Company except as specified in the Credit Agreement; (j) the Company and its subsidiaries shall not enter into certain burdensome contractual obligations except as specified in the Credit Agreement; (k) the Company and its subsidiaries shall not use the proceeds of any credit extension to purchase or carry margin stock or to extend credit to others for the purpose of purchasing or carrying margin stock or to refund indebtedness originally incurred for such purpose; (l) Interest Coverage Ratio (as defined) will be at least 3.0 to 1.0 on a consolidated basis; and (m) Funded Debt to EBITDA Ratio (as defined) will not exceed 2.50 to 1.0 on a consolidated basis. As of December 31, 2012, the Company was in compliance with these covenants.

The credit unused and available under the various facilities as of December 31, 2012, was $93 million (net of $1 million credit used for import and export guarantee), as follows:

2012 Lines of Credit	Terms	Outstanding at December 31, 2012	2011
$ 81,581	Unsecured, interest at LIBOR plus margin, due quarterly	$ 5,629	$ -
10,000	Secured, interest at LIBOR plus margin, due monthly (Revolver)	2,000	8,000
10,000	Secured, uncommitted, interest at LIBOR plus margin, due monthly (Uncommitted Facility)	-	-
$ **101,581**		$ 7,629	$ 8,000

See Note 19 for additional information regarding the Company's lines of credit.

Long-term debt – The balances as of December 31, consist of the following:

	2012	2011
Notes payable to Taiwan bank, principal amount of TWD 158 million, variable interest (approximately 3.3% and 2.0% as of December 31, 2012 and 2011, respectively), of which TWD 132 million matures on July 6, 2021, and TWD 26 million matures July 6, 2013, secured by land and building.	2,979	3,265
Notes payable to Taiwan banks, variable interest between 1.8% and 2.5% as of December 31, 2012, maturity dates range from 2013 to 2023, secured by land, building and equipment.	2,215	-
Term Loan	40,000	-
Total long-term debt	45,194	3,265
Less: Current portion	(1,063)	(408)
Long-term debt, net of current portion	$ 44,131	$ 2,857

(Table amounts in thousands except per share data)

The annual contractual maturities of long-term debt at December 31, 2012 are as follows:

2013	1,063
2014	947
2015	954
2016	40,374
2017	363
Thereafter	1,493
Total long-term debt	**$ 45,194**

Convertible senior notes – In October 2006, the Company issued and sold Notes with an aggregate principal amount of $230 million due 2026. On September 30, 2011, substantially all of the note holders surrendered their Notes for purchase. On December 1, 2011, the Company elected to purchase the remaining outstanding principal amount plus accrued and unpaid interest to, but excluding, December 1, 2011, the redemption date. The Company has delivered the aggregate purchase price for the accepted Notes, which includes accrued and unpaid interest, to the Paying Agent for distribution to the note holders. As of December 31, 2011, all Notes have been redeemed.

The amount of interest expense, including amortization of debt discount for the liability component and debt issuance costs, for the years ended December 31, 2011 and 2010 is as follows:

	2011	2010
Notes contractual interest expense	$ 2,267	$ 3,077
Amortization of debt discount	6,032	7,656
Amortization of debt issuance costs	412	549
Total	$ 8,711	$ 11,282

NOTE 8 – CAPITAL LEASE OBLIGATIONS

Future minimum lease payments under capital lease agreements are summarized as follows:

For years ending December 31,

2013	$ 346
2014	346
2015	279
2016	185
Thereafter	19
	1,175
Less: Interest	(76)
Present value of minimum lease payments	1,099
Less: Current portion	(310)
Long-term portion	$ 789

At December 31, 2012, property under capital leases had a cost of $3 million, and the related accumulated depreciation was $2 million. Depreciation of assets held under capital lease is included in depreciation expense.

(Table amounts in thousands except per share data)

NOTE 9 – ACCRUED LIABILITIES AND OTHER LONG-TERM LIABILITIES

Accrued liabilities at December 31 were:

	2012	2011
Compensation and payroll taxes	$ 12,837	$ 10,120
Accrued expenses	12,338	6,544
Accrued pricing adjustments	1,304	1,130
Equipment purchases	7,081	5,412
Accrued professional services	2,512	1,423
Other	5,067	6,164
	$ 41,139	$ 30,793

Other long-term liabilities at December 31 were:

	2012	2011
Accrued defined benefit plan	$ 17,853	$ 13,493
Unrecognized tax benefits	14,591	10,177
Deferred compensation	2,213	1,932
Other	6,528	5,097
	$ 41,185	$ 30,699

NOTE 10 – STOCKHOLDERS' EQUITY

The Company has never declared or paid cash dividends on its Common Stock, and currently does not intend to pay dividends in the foreseeable future as it intends to retain any earnings for use in the business. The Company's credit agreement, dated January 8, 2013, with Bank of America N.A. and other lenders parties permits the Company to pay dividends up to $1.5 million per fiscal year to its stockholders so long as it has not defaulted and is in continuing operation at the time of such dividend. The payment of dividends is within the discretion of the Company's Board of Directors, and will depend upon, among other things, the Company's earnings, financial condition, capital requirements, and general business conditions. See Note 7 for additional information regarding the Company's credit agreements.

NOTE 11 – INCOME TAXES

Income before income taxes	2012	2011	2010
U.S.	$ (24,411)	$ (28,238)	$ (32,260)
Foreign	55,218	91,902	130,363
Total	$ 30,807	$ 63,664	$ 98,103

(Table amounts in thousands except per share data)

The components of the income tax provision (benefit) are as follows:

	2012	2011	2010
Current tax provision (benefit)			
Federal	$ 1,424	$ 14,049	$ 330
Foreign	10,756	18,324	23,211
State	142	214	25
	12,322	32,587	23,566
Deferred tax provision (benefit)			
Federal	(8,784)	(20,906)	243
Foreign	(3,247)	(1,165)	(7,079)
State	317	(466)	-
	(11,714)	(22,537)	(6,836)
Liability for unrecognized tax benefits	4,217	107	1,109
Total income tax provision	$ 4,825	$ 10,157	$ 17,839

Effective Tax Rate Reconciliation

Reconciliation between the effective tax rate and the statutory tax rates for the years ended December 31, 2012, 2011 and 2010 is as follows:

	2012		2011		2010	
	Amount	Percent of pretax earnings	Amount	Percent of pretax earnings	Amount	Percent of pretax earnings
Federal tax	$ 10,783	35.0	$ 22,282	35.0	$ 34,336	35.0
State income taxes, net of federal tax provision (benefit)	213	0.7	(366)	(0.6)	293	0.3
Foreign income taxed at lower tax rates (1)	(15,515)	(50.4)	(6,356)	(10.0)	(5,050)	(5.2)
Subpart F income and foreign dividends	496	1.6	1,115	1.8	1,786	1.8
Foreign tax credits, net of valuation allowance (2)	3,135	10.2	(5,843)	(9.2)	(6,503)	(6.6)
Liability for unrecognized tax benefits	4,217	13.7	107	0.2	1,109	1.1
U.S. provision-to-return adjustments	(102)	(0.3)	(167)	(0.3)	(2,345)	(2.4)
Valuation allowance - net operating loss carryforwards	521	1.7	-	-	(5,820)	(5.9)
Other	1,077	3.5	(615)	(1.0)	33	0.1
Income tax provision	$ 4,825	15.7	$ 10,157	15.9	$ 17,839	18.2

(1) The increase in 2012 compared to 2011 and 2010 in foreign income taxed at lower tax rates was primarily due to decreased earnings in the U.K.
(2) The change in 2012 to expense rather than a benefit as in 2011 and 2010 was primarily due to decreased earnings in the U.K. and a correction of the 2011 valuation allowance recorded in 2012.

(Table amounts in thousands except per share data)

Uncertain Tax Positions

In accordance with the provisions related to accounting for uncertainty in income taxes, the Company recognizes the benefit of a tax position if the position is "more likely than not" to prevail upon examination by the relevant tax authority. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2012	2011
Balance at January 1,	$ 10,177	$ 9,173
Additions based on tax positions related to the current year	1,593	2,233
Additions for prior years tax positions	3,945	-
Reductions for prior years tax positions	(1,124)	(1,229)
Balance at December 31,	**$ 14,591**	**$ 10,177**

It is reasonably possible that the amount of the unrecognized benefit with respect to certain of the Company's unrecognized tax positions will significantly increase or decrease within the next 12 months. These changes may be the result of settlements of ongoing audits or competent authority proceedings. At this time, an estimate of the range of the reasonably possible outcomes cannot be made.

The Company files income tax returns in the U.S. federal jurisdiction and in various state and foreign jurisdictions. The Company is no longer subject to U.S. federal income tax examinations by tax authorities for tax years before 2007. With respect to state and local jurisdictions and countries outside of the U.S., with limited exceptions, the Company is no longer subject to income tax audits for years before 2009. Although the outcome of tax audits is always uncertain, the Company believes that adequate amounts of tax, interest and penalties, if any, have been provided for in the Company's reserve for any adjustments that may result from future tax audits. The Company recognizes accrued interest and penalties, if any, related to unrecognized tax benefits in income tax expense. The Company had an insignificant amount of accrued interest and penalties at December 31, 2012, 2011 and 2010.

Deferred Taxes

At December 31, 2012 and 2011, the Company's deferred tax assets and liabilities are comprised of the following items:

		2012		2011
Deferred tax assets, current				
Inventory cost	$	6,158	$	2,158
Accrued expenses and accounts receivable		2,047		1,754
Share based compensation and others		1,790		1,538
Total deferred tax assets, current	$	9,995	$	5,450
Deferred tax assets, non-current				
Plant, equipment and intangible assets	$	(3,775)	$	(1,818)
Foreign tax credits		22,391		19,354
Research and development tax credits		4,331		4,098
Net operating loss carryforwards		13,977		1,600
Accrued pension		10,089		11,750
Share based compensation and others		21,646		23,945
		68,659		58,929
Valuation allowances		(28,876)		(28,099)
Total deferred tax assets, non-current		39,783		30,830
Deferred tax liabilities, non-current				
Step up in basis - acquisition		(2,964)		(3,967)
Total deferred tax liabilities, non-current		(2,964)		(3,967)
Net deferred tax assets, non-current	$	36,819	$	26,863

(Table amounts in thousands except per share data)

At December 31, 2012, the Company had federal and state tax credit carryforwards of approximately $24 million and $1 million, respectively which are available to offset future income tax liabilities. The federal tax credit carryforwards begin to expire in 2013 and the state tax credit carryforwards will begin to expire in 2020. The Company determined that it is more likely than not that a portion of its federal foreign tax credit and research credit carryforwards will expire before they are utilized. Accordingly, the Company recorded valuation allowances of $4 million, $1 million and $2 million during the years ended December 31, 2012, 2011 and 2010, respectively.

At December 31, 2012, the Company had federal and state net operating loss ("NOL") carryforwards of approximately $36 million and $13 million, respectively, which are available to offset future taxable income. The federal NOL carryforwards will begin to expire in 2018. The Company determined that it is more likely than not that the federal NOL carryforwards will be utilized; thus, no valuation allowance has been recorded. The state NOL carryforwards will begin to expire in 2013. The Company determined that it is more likely than not that the state NOL carryforwards will expire before they are fully utilized and recorded a full valuation allowance on the state NOL carryforwards in prior years. The Company maintained this full valuation allowance for the year ended December 31, 2012.

Supplemental Information

Funds repatriated from foreign subsidiaries to the U.S. may be subject to federal and state income taxes. The Company intends to permanently reinvest overseas all of its earnings from its foreign subsidiaries; accordingly, U.S. taxes are not being recorded on undistributed foreign earnings. As of December 31, 2012, the Company has undistributed earnings from its non-U.S. operations of approximately $311 million (including approximately $38 million of restricted earnings which are not available for dividends). Additional federal and state income taxes of approximately $58 million would be required should such earnings be repatriated to the U.S.

The impact of tax holidays decreased the Company's tax expense by approximately $6 million, $7 million and $8 million for the years ended December 31, 2012, 2011 and 2010, respectively. The benefit of the tax holidays on basic and diluted earnings per share for the year ended December 31, 2012 was approximately $0.14 and $0.13, respectively. The benefit of the tax holidays on both basic and diluted earnings per share for the year ended December 31, 2011 was approximately $0.15. The benefit of the tax holidays on basic and diluted earnings per share for the year ended December 31, 2010 was approximately $0.19 and $0.18, respectively. During 2012, the China government began an audit of the Company's High and New Technology Enterprise status for its largest Chinese subsidiary for 2009-2011 as part of an overall evaluation of the reduced tax rates provided to many high tech companies. This subsidiary has a reduced tax rate of 15%.

During 2012, the Company realized a tax benefit of $2 million related to exercises of non-qualified stock options and to disqualified dispositions of incentive stock options. The Company credited additional paid-in capital to record this benefit.

NOTE 12 – EMPLOYEE BENEFIT PLANS

Defined Benefit Plan

The Company has adopted a contributory defined benefit plan that covers certain employees in the U.K. The defined benefit plan is closed to new entrants and frozen with respect to future benefit accruals. The retirement benefit is based on the final average compensation and service of each eligible employee. The Company determined the fair value of the defined benefit plan assets and utilizes an annual measurement date of December 31. At subsequent measurement dates, defined benefit plan assets will be determined based on fair value. Defined benefit plan assets consist primarily of high quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related pension liability. The net pension and supplemental retirement benefit obligations and the related periodic costs are based on, among other things, assumptions of the discount rate, estimated return on plan assets and mortality rates. These obligations and related periodic costs are measured using actuarial techniques and assumptions. The projected unit credit method is the actuarial cost method used to compute the pension liabilities and related expenses.

Net period benefit costs associated with the defined benefit were less than $1 million for both the years ended December 31, 2012 and 2011, respectively. All unrecognized actuarial gains and losses, prior service costs and accumulated other comprehensive income are eliminated and the balance sheet liability is set equal to the funded status of the defined benefit plan at acquisition date.

(Table amounts in thousands except per share data)

The following table summarizes the net periodic benefit costs of the Company's plan for the years ended December 31, 2012 and 2011:

	Defined Benefit Plan	
Components of net periodic benefit cost:	**2012**	**2011**
Service cost	$ 317	$ 321
Interest cost	5,638	6,088
Recognized actuarial loss	(70)	-
Expected return on plan assets	(5,446)	(6,241)
Net periodic benefit cost	$ 439	$ 168

The following tables set forth the benefit obligation, the fair value of plan assets, and the funded status as of December 31:

	Defined Benefit Plan	
	2012	**2011**
Change in benefit obligation:		
Beginning balance	$ 109,877	$ 118,505
Service cost	317	321
Interest cost	5,638	6,088
Actuarial gain (loss)	7,134	(10,576)
Benefits paid	(3,506)	(3,825)
Currency changes	5,291	(636)
Benefit obligation at December 31	$ 124,751	$ 109,877
Change in plan assets:		
Beginning balance - fair value	$ 96,384	$ 93,642
Employer contribution	1,904	1,524
Actual return on plan assets	7,536	5,852
Benefits paid	(3,506)	(3,825)
Currency changes	4,580	(809)
Fair value of plan assets at December 31	**$ 106,898**	**$ 96,384**
Underfunded status at December 31	**$ (17,853)**	**$ (13,493)**

Based on an actuarial study performed as of December 31, 2012, the plan is underfunded by approximately $18 million and the liability is reflected in the Company's consolidated balance sheets as a noncurrent liability and the amount recognized in accumulated other comprehensive income was approximately $12 million.

(Table amounts in thousands except per share data)

The Company applies the "10% corridor" approach to amortize unrecognized actuarial gains (losses). Under this approach, only actuarial gains (losses) that exceed 10% of the greater of the projected benefit obligation or the market-related value of the plan assets are amortized. For the year ended December 31, 2012, the plans total recognized loss decreased by $5 million. The variance between the actual and expected return to plan assets during 2012 decreased the total unrecognized net loss by $2 million. The total unrecognized net loss is less than 10% of the projected benefit obligation and 10% of the plan assets. Therefore, there will not be any excess amount to be amortized over the average term to retirement of plan participants not yet in receipt of pension, which as of December 31, 2012 the average term was 11 years.

The following weighted-average assumptions were used to determine net periodic benefit costs for the year ended December 31:

	2012	2011
Discount rate	5.1%	5.1%
Expected long-term return on plan assets	5.6%	5.6%

The following weighted-average assumption was used to determine the benefit obligations for the year ended December 31:

	2012	2011
Discount rate	4.6%	5.1%

The expected long-term return on plan assets was determined based on historical and expected future returns of the various asset classes. The plans investment policy includes a mandate to diversify assets and invest in a variety of asset classes to achieve its expected long-term return and is currently invested in a variety of funds representing most standard equity and debt security classes. Trustees of the plan may make changes at any time. The following summarizes the plan asset allocations of the assets in the plan and expected long-term return by asset category:

Asset category	Expected long-term return	Assets allocation
Cash	0.5%	1%
Equity securities	7.0%	43%
Debt securities	3.8%	44%
Target return funds	7.0%	12%
Total	5.5%	100%

Benefit plan payments are primarily made from funded benefit plan trusts and current assets. The following summarizes the expected future benefit payments, including future benefit accrual, as of December 31, 2012:

Year	
2013	$ 3,804
2014	4,454
2015	4,584
2026	4,503
2017	4,823
2018-2022	32,055

The Company adopted a payment plan with the trustees of the defined benefit plan, in which the Company will pay approximately £2 million GBP (approximately $3 million based on a USD:GBP exchange rate of 1.6:1) every year from 2012 through 2019.

(Table amounts in thousands except per share data)

The Company's overall defined benefit plan investment strategy is to achieve a mix of investments for long-term growth and for near-term benefit payments with a wide diversification of asset types and fund strategies. The target allocations for plan assets are 48% equity securities, 40% corporate bonds and government securities, and 12% to absolute return funds. Equity securities primarily include investments in large-cap and mid-cap companies primarily located in the U.K. Fixed income securities include corporate bonds of companies from diversified industries, and U.K. government bonds. The absolute return fund is mainly invested in a mixture of equities and bonds.

The plan's trustees appoint fund managers to carry out all the day-to-day functions relating to the management of the fund and its administration. The fund managers must invest their portion of the plan's assets in accordance with their investment manager agreement agreed by the trustees. The trustees are responsible for agreeing these investment manager agreements and for deciding on the portion of the plan's assets that will be invested with each fund manager. When making decisions, the trustees take advice from experts including the plan's actuary and also consult with the Company.

The following table summarizes the major categories of the plan assets:

December 31, 2012

Assets Category	Level 1	Level 2	Level 3	Total
Cash	$ 1,087	$ -	$ -	$ 1,087
Equity securities:				
U.K.	23,898	-	-	23,898
North America	8,248	-	-	8,248
Europe (excluding U.K.)	7,123	-	-	7,123
Japan	3,139	-	-	3,139
Pacific Basin (excluding Japan)	3,145	-	-	3,145
Emerging markets	970	-	-	970
Fixed income securities:				
Corporate bonds	-	25,770	-	25,770
Index linked securities:				
U.K. Treasuries	21,188	-	-	21,188
Other types of investments:				
Absolute return funds	12,330	-	-	12,330
Total	$ 81,128	$ 25,770	$ -	$ 106,898

Fair value is taken to mean the bid value of securities, as supplied by the fund managers. All the plan's securities are publically traded and highly liquid. Therefore, the majority of the securities are valued under Level 1 and one security is valued under Level 2 using quoted prices for identical or similar securities. The plan does not hold any level 3 securities. See Note 2 for additional information regarding fair value and Levels 1, 2 and 3.

The investment manager agreements require the fund managers to invest in a diverse range of stocks and bonds across each particular asset class. The stocks held by the plan in a particular asset class should therefore match closely the underlying stocks in the relevant index. The Company believes that this leads to minimal concentration of risk within each asset class; although it recognizes that some asset classes are inherently more risky than others.

The Company also has pension plans in Asia for which the benefit obligation, fair value of the plan assets and the funded status amounts are deemed immaterial and therefore, not included in the amounts or assumptions above.

(Table amounts in thousands except per share data)

401(k) Retirement Plan

The Company maintains a 401(k) retirement plan (the Plan) for the benefit of qualified employees at its U.S. locations. Employees who participate may elect to make salary deferral contributions to the Plan up to 100% of the employees' eligible payroll subject to annual Internal Revenue Code maximum limitations. The Company makes a matching contribution of $1 for every $2 contributed by the participant up to 6% (3% maximum matching) of the participant's eligible payroll, which vests over four years. In addition, the Company may make a discretionary contribution to the entire qualified employee pool, in accordance with the Plan.

As stipulated by the regulations of China, the Company maintains a retirement plan pursuant to the local municipal government for the employees in China. The Company is required to make contributions to the retirement plan at a rate between 10% and 22% of the employee's eligible payroll. Pursuant to the Taiwan Labor Standard Law and Factory Law, the Company maintains a retirement plan for the employees in Taiwan, whereby the Company makes contributions at a rate of 6% of the employee's eligible payroll.

For the years ended December 31, 2012, 2011 and 2010, total amounts expensed under these plans were approximately $6 million, $5 million and $4 million, respectively.

Deferred Compensation Plan

The Company maintains a Non-Qualified Deferred Compensation Plan (the "Deferred Compensation Plan") for executive officers, key employees and members of the Board of Directors (the "Board"). The Deferred Compensation Plan allows eligible participants to defer the receipt of eligible compensation, including equity awards, until designated future dates. The Company offsets its obligations under the Deferred Compensation Plan by investing in the actual underlying investments. These investments are classified as trading securities and are carried at fair value. At December 31, 2012, these investments totaled approximately $3 million. All gains and losses in these investments are equally offset by corresponding gains and losses in the deferred compensation plan liabilities.

Share-Based Plans

The Company maintains share-based compensation plans for its Board, officers and key employees, which provide for stock options and stock awards under its 2001 Omnibus Equity Incentive Plan.

NOTE 13 - SHARE-BASED COMPENSATION

The following table shows the total compensation cost charged against income for share-based compensation plans, including stock options and share grants, recognized in the statements of income for the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
Cost of goods sold	$ 458	$ 394	$ 350
Selling, general and administrative expense	12,715	12,266	11,347
Research and development expense	1,226	1,043	1,354
Total share-based compensation expense	$ 14,399	$ 13,703	$ 13,051

(Table amounts in thousands except per share data)

Stock Options – Stock options generally vest in equal annual installments over a four-year period and expire ten years after the grant date. Share-based compensation expense for stock options granted during 2012, 2011 and 2010 was calculated on the date of grant using the Black-Scholes-Merton option-pricing model with the following weighted-average assumptions:

	2012	2011	2010
Expected volatility	53.86%	52.53%	57.99%
Expected term (years)	7.5	7.5	7.3
Risk free interest rate	1.16%	2.37%	2.60%
Forfeiture rate	0.76%	0.47%	0.88%
Dividend yield	N/A	N/A	N/A

Expected volatility – The Company estimates expected volatility using historical volatility. Public trading volume on options in the Company's stock is not material. As a result, the Company determined that utilizing an implied volatility factor would not be appropriate. The Company calculates historical volatility for the period that is commensurate with the option's expected term assumption. For 2012, the expected volatility for grants to officers and the Board is 52.45%, while the expected volatility for grants to all other employees is 53.90%.

Expected term – The Company has evaluated expected term based on history and exercise patterns across its demographic population. The Company believes that this historical data is the best estimate of the expected term of a new option. For 2012, the expected term for grants to officers and the Board is 8 years, while the expected term for grants to all other employees is 5 years.

Risk free interest rate – The Company estimate the risk-free interest rate based on zero-coupon U.S. treasury securities for a period that is commensurate with the expected term assumption.

Forfeiture rate - The amount of stock-based compensation recognized during a period is based on the value of the portion of the awards that are ultimately expected to vest as forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The term "forfeitures" is distinguished from "cancellations" or "expirations" and represents only the unvested portion of the surrendered option. This analysis will be re-evaluated at least annually, and the forfeiture rate will be adjusted as necessary.

Dividend yield – The Company historically has not paid a cash dividend on its common stock; therefore this input is not applicable.

Discount for post vesting restrictions – This input is not applicable.

The weighted-average grant-date fair value of options granted during 2012, 2011 and 2010 was $10.60, $16.55, and $11.45, respectively. The total cash received from option exercises was $1 million, $4 million and $5 million during 2012, 2011 and 2010, respectively.

For the years ended December 31, 2012, 2011 and 2010, stock option expense was $5 million, $5 million and $4, respectively.

At December 31, 2012, unamortized compensation expense related to unvested options, net of estimated forfeitures, was approximately $9 million. The weighted average period over which share-based compensation expense related to these options will be recognized is approximately 2 years.

(Table amounts in thousands except per share data)

A summary of the Company's stock option plans is as follows:

Stock Options	Shares		Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)		Aggregate Intrinsic Value
Outstanding at January 1, 2010	3,980	$	12.50	5.2	$	34,989
Granted	405		18.98			
Exercised	(669)		7.16			9,712
Forfeited or expired	(9)		27.39			
Outstanding at January 1, 2010	3,707		14.14	5.2		47,891
Exercisable at December 31, 2010	2,785		12.53	4.1		40,420
Outstanding at January 1, 2011	3,707		14.14			
Granted	385		29.07			
Exercised	(496)		7.17			11,120
Forfeited or expired	(9)		20.80			
Outstanding at December 31, 2011	3,587		16.69	5.1		22,299
Exercisable at December 31, 2011	2,622		14.51	3.9		20,201
Outstanding at January 1, 2012	3,587		16.69			
Granted	402		19.31			
Exercised	(274)		4.81			4,249
Forfeited or expired	(2)		20.10			
Outstanding at December 31, 2012	**3,713**		**17.85**	**5.0**		**9,744**
Exercisable at December 31, 2012	**2,715**		**16.48**	**3.7**		**9,472**

The following table summarizes information about stock options outstanding at December 31, 2012:

Plan		Range of exercise prices	Number outstanding	Weighted average remaining contractual life (years)		Weighted average exercise price
2001 Plan	$	5.80-29.21	3,713	5.0	$	17.85

The following summarizes information about stock options exercisable at December 31, 2012:

Plan	Range of exercise prices	Number exercisable	Weighted average remaining contractual life (years)	Weighted average exercise price
2001 Plan	5.80-29.21	2,715	3.7	16.48

Share Grants - Restricted stock awards and restricted stock units generally vest in equal annual installments over a four-year period. A summary of the Company's non-vested share grants in 2012, 2011 and 2010 are presented below:

(Table amounts in thousands except per share data)

Restricted Stock Grants	Shares		Weighted Average Grant Date Fair Value		Aggregate Intrinsic Value
Nonvested at January 1, 2010	714	$	20.50		
Granted	477		17.89		
Vested	(265)		21.94		
Forfeited	(55)		20.12		
Nonvested at December 31, 2010	871	$	18.66	$	7,257
Nonvested at January 1, 2011	871	$	18.66		
Granted	472		25.78		
Vested	(274)		20.23		
Forfeited	(45)		19.68		
Nonvested at December 31, 2011	1,024	$	21.48	$	-
Nonvested at January 1, 2012	1,024	$	21.48		
Granted	482		18.95		
Vested	(305)		21.48	$	6,560
Forfeited	(37)		21.67		
Nonvested at December 31, 2012	**1,164**	**$**	**20.42**	**$**	**-**

For each of the years ended December 31 of 2012, 2011 and 2010, there was approximately $9 million of total recognized share-based compensation expense related to restricted stock arrangements granted under the plans. The total unrecognized share-based compensation expense as of December 31 2012 was approximately $20 million, which is expected to be recognized over a weighted average period of approximately 2 years.

On September 22, 2009, the Company entered into an employment agreement (the "Agreement") with Dr. Keh-Shew Lu, President and Chief Executive Officer of the Company (the "Employee"), pursuant to which he will continue to be employed by the Company in such positions for an additional six-year term. As part of the Agreement, the Company and the Employee entered into a Stock Award Agreement that provides that: (i) the Company shall grant to the Employee 100,000 shares of Common Stock in the form of restricted stock awards on each of April 14, 2010, 2011, 2012, 2013, 2014 and 2015; (ii) each such installment would vest only if the Company achieved a specified amount of net sales; (iii) upon the termination of the Employee's employment, the Company's obligation to grant any subsequent installment would terminate; and (iv) any granted shares would be automatically forfeited and returned to the Company if the Employee's employment with the Company is terminated before the Company achieves the specified target amount of net sales, except in the case of death or disability (as defined) in which case the granted shares would become fully vested on the date of death or disability. The estimated fair value of this grant is approximately $12 million and is being expensed on a straight line basis through April 14, 2015. As of December 31, 2012, no installments have vested. As of December 31, 2012, three annual installments have been granted and are included in the above table as granted but not vested.

NOTE 14 – RELATED PARTY TRANSACTIONS

The Company conducts business with one related party company, Lite-On Semiconductor Corporation, and its subsidiaries and affiliates ("LSC"). LSC is the Company's largest stockholder, owning 18% of the Company's outstanding Common Stock as of December 31, 2012, and is a member of the Lite-On Group of companies. C.H. Chen, the Company's former President and Chief Executive Officer and currently the Vice Chairman of the Board of Directors, is also Vice Chairman of LSC and Lite-On Technology Corporation. Raymond Soong, the Chairman of the Board of Directors, is the Chairman of LSC, and is the Chairman of Lite-On Technology Corporation, a significant shareholder of LSC. Dr. Keh-Shew Lu, the Company's President and Chief Executive Officer and a member of its Board of Directors, is a member of the Board of Directors of Lite-On Technology Corporation. L.P. Hsu, a member of the Board of Directors since May 2007 serves as a consultant to Lite-On Technology Corporation. The Company considers its relationship with LSC, a member of the Lite-On Group of companies, to be mutually beneficial and the Company plans to continue its strategic alliance with LSC.

(Table amounts in thousands except per share data)

The Company also conducts business with one significant company, Keylink International (B.V.I.) Inc. and its subsidiaries and affiliates ("Keylink"). Keylink is the Company's 5% joint venture partner in the Company's Shanghai manufacturing facilities.

The Audit Committee of the Company's Board reviews all related party transactions for potential conflict of interest situations on an ongoing basis, all in accordance with such procedures as the Audit Committee may adopt from time to time.

Lite-On Semiconductor Corporation (LSC) – The Company sold products to LSC totaling approximately 1% of its net sales for the years ended December 31, 2012, 2011 and 2010, respectively. Also for the years ended December 31, 2012, 2011 and 2010, 3%, 5% and 7%, respectively, of the Company's net sales were from semiconductor products purchased from LSC for subsequent sale, making LSC one of the Company's largest suppliers. The Company also rented warehouse space in Hong Kong, which the lease term ended March 2011 from a member of the Lite-On Group.

Net sales to, and purchases from, LSC were as follows for years ended December 31:

	2012	2011	2010
Net sales	$ 1,054	$ 1,980	$ 6,918
Purchases	$ 33,928	$ 37,879	$ 42,867

Keylink International (B.V.I.) Inc. – The Company sells products to, and purchases inventory from, companies owned by Keylink. The Company sold products to companies owned by Keylink, totaling 3%, 2% and 3% of net sales for the years ended December 31, 2012, 2011 and 2010, respectively. Also for the years ended December 31, 2012, 2011 and 2010, 1%, 1% and 2%, respectively of the Company's net sales were from semiconductor products purchased from companies owned by Keylink. In addition, the Company's subsidiaries in China lease their manufacturing facilities in Shanghai from, and subcontract a portion of their manufacturing process (metal plating and environmental services) to, Keylink. The Company also pays a consulting fee to Keylink. The aggregate amounts for these services for the years ended December 31, 2012, 2011 and 2010 were $16 million, $17 million and $14 million, respectively.

Net sales to, and purchases from, companies owned by Keylink were as follows for years ended December 31:

	2012	2011	2010
Net sales	$ 19,336	$ 11,965	$ 15,209
Purchases	$ 7,826	$ 11,168	$ 10,824

Accounts receivable from, and accounts payable to, LSC and Keylink were as follows as of December 31:

		2012	2011
Accounts receivable			
	LSC	$ 204	$ 133
	Keylink	10,457	11,237
		$ 10,661	$ 11,370
Accounts payable			
	LSC	$ 5,308	$ 5,106
	Keylink	5,095	6,002
		$ 10,403	$ 11,108

(Table amounts in thousands except per share data)

Eris Technology Corporation – Prior to the Company obtaining a controlling financial interest in Eris on August 31, 2012, it treated Eris as a related party. The Company subcontracted to Eris some of its wafers for assembly and test and also purchased finished goods not sourced from the Company's wafers. With respect to assembly and test fees and the finished goods purchases, the Company paid Eris approximately $10 million, $16 million and $18 million for the years ended December 31, 2012, 2011 and 2010, respectively. See Note 17 for further information about business combinations.

NOTE 15 – SEGMENT INFORMATION AND ENTERPRISE-WIDE DISCLOSURES

An operating segment is defined as a component of an enterprise about which separate financial information is available that is evaluated regularly by the chief decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company's chief decision-making group consists of the President and Chief Executive Officer, Chief Financial Officer, Senior Vice President of Operations and Senior Vice President of Sales and Marketing. For financial reporting purposes, the Company operates in a single segment, standard semiconductor products, through its various manufacturing and distribution facilities. The Company aggregates its products in a single segment because the products have similar economic characteristics, are similar in production process and manufacture flow, and share the same customers and target end-equipment markets.

The Company's primary operations include the operations in Asia, North America and Europe. Revenues are attributed to geographic areas based on the location of subsidiaries producing the revenues:

2012	**Asia**	**North America**	**Europe**	**Consolidated**
Total sales	$ 573,085	$ 133,973	$ 154,955	$ 862,013
Inter-company sales	(75,230)	(66,626)	(86,351)	(228,207)
Net sales	$ 497,855	$ 67,347	$ 68,604	$ 633,806
Property, plant and equipment	$ 186,563	$ 31,309	$ 25,424	$ 243,296
Assets	$ 554,603	$ 136,261	$ 229,199	$ 920,063

2011	Asia	North America	Europe	Consolidated
Total sales	$ 559,109	$ 137,789	$ 194,455	$ 891,353
Inter-company sales	(82,958)	(61,907)	(111,237)	(256,102)
Net sales	$ 476,151	$ 75,882	$ 83,218	$ 635,251
Property, plant and equipment	$ 162,022	$ 33,684	$ 29,687	$ 225,393
Assets	$ 494,375	$ 112,863	$ 185,826	$ 793,064

2010	Asia	North America	Europe	Consolidated
Total sales	$ 499,315	$ 149,029	$ 177,063	$ 825,407
Inter-company sales	(54,782)	(54,909)	(102,830)	(212,521)
Net sales	$ 444,533	$ 94,120	$ 74,233	$ 612,886
Property, plant and equipment	$ 137,225	$ 33,115	$ 30,405	$ 200,745
Assets	$ 444,729	$ 178,018	$ 223,803	$ 846,550

The accounting policies of the operating entities are the same as those described in the summary of significant accounting policies. Sales are attributed to geographic areas based on the location of the subsidiaries producing the sales.

(Table amounts in thousands except per share data)

Geographic Information - Revenues were derived from (billed to) customers located in the following countries. "All Others" represents countries with less than 4% of total revenues each:

2012		**Revenue**	**% of Total Revenue**
China	$	223,473	35%
Taiwan		126,356	20%
Switzerland		57,200	9%
U.S.		54,949	9%
Korea		50,896	8%
U.K.		28,558	5%
Singapore		27,013	4%
Germany		24,416	4%
All others		40,945	6%
Total	$	633,806	100%

2011		Revenue	% of Total Revenue
China	$	206,965	33%
Taiwan		136,129	21%
Switzerland		57,696	8%
U.S.		47,892	8%
Korea		37,643	6%
Germany		30,838	5%
U.K.		30,065	5%
Singapore		23,492	4%
All others		64,531	10%
Total	$	635,251	100%

2010		Revenue	% of Total Revenue
China	$	187,633	31%
Taiwan		141,388	23%
U.S.		76,328	12%
Switzerland		58,583	10%
Korea		35,180	6%
Germany		31,704	5%
Singapore		24,468	4%
U.K.		24,337	4%
All others		33,265	5%
Total	$	612,886	100%

Major customers – No customer accounted for 10% or greater of the Company's total net sales in 2012, 2011 and 2010.

(Table amounts in thousands except per share data)

NOTE 16 – COMMITMENTS

Operating leases – The Company leases offices, manufacturing plants and warehouses under operating lease agreements expiring through December 2018. Rental expense amounted to approximately $7 million for the years ended December 31, 2012, 2011 and 2010.

Future minimum lease payments under non-cancelable operating leases at December 31, 2012 are:

2013	$	6,404
2014		3,947
2015		2,799
2016		2,370
2017 and thereafter		2,317
	$	17,837

Purchase commitments – The Company has entered into non-cancelable purchase contracts for capital expenditures, primarily for manufacturing equipment in China, for approximately $10 million at December 31, 2012.

Other commitments – During 2010, The Company announced an investment agreement with the Management Committee of the Chengdu Hi-Tech Industrial Development Zone (the "CDHT"). Under this agreement, The Company has agreed to form a joint venture with a Chinese partner, Chengdu Ya Guang Electronic Company Limited, to establish a semiconductor manufacturing facility for surface-mounted component production, assembly and test in Chengdu, China. The Company initially will own at least 95% of the joint venture. The manufacturing facility will be developed in phases over a ten year period, and in order to qualify for certain financial incentives, the Company was obligated to contribute at least $48 million to the joint venture in installments by December 14, 2012. Due to pending approval from the Chinese government for completion of the restructuring of the Company's China corporate entities, it received an extension to contribute the required amount until December 31, 2013. The CDHT will grant the joint venture a fifty year land lease, provides temporary facilities for up to three years at a subsidized rent while the joint venture builds the manufacturing facility and provides corporate and employee tax incentives, tax refunds, subsidies and other financial support to the joint venture and its qualified employees. If the joint venture fails to achieve specified levels of investment, the investment agreement allows for a renegotiation as well as the option to repay a portion of such financial support. This is a long-term, multi-year project that will provide additional capacity for the Company has needed. As of December 31, 2012, the Company has invested approximately $25 million of which $20 million were for capital expenditures.

NOTE 17 – BUSINESS COMBINATION

Eris Technology Corporation

Prior to August 31, 2012, the Company owned less than 50% of the outstanding common stock of Eris, a publicly traded company listed on Taiwan's GreTai Securities Market that provides design, manufacturing and after-market services for diode products. The Company elected the fair value option to account for its less than 50% ownership that otherwise would have been accounted for under the equity method of accounting. See Note 2 for further information about the fair value option.

On August 31, 2012, the Company acquired approximately 51% of the outstanding common stock of Eris. The Company has accounted for the additional purchase of shares as a business combination achieved in stages ("step acquisition") and consolidated Eris beginning September 1, 2012. The consolidated revenue for Eris for the period ended December 31, 2012 was approximately $3 million. The Company may from time to time seek to purchase additional shares of Eris common stock in the open market, in privately negotiated transactions or otherwise. Such purchases, if any, will depend on prevailing market conditions, the Company's liquidity requirements, and other factors. The amounts involved may be material.

The Company's purpose for obtaining a controlling interest in Eris was to expand its semiconductor product offerings and to maximize its market opportunities. In addition, the Company's main interest in Eris is for its automatic manufacturing capabilities in test and assembly for various diode products. The business scope for Eris comprises Schottky Diodes, TVS Diodes, Zener Diodes, Bridge Diodes, Wafers, LEDs and the relevant devices.

(Table amounts in thousands except per share data)

Under the accounting guidance for step acquisitions, the Company is required to record all assets acquired, liabilities assumed, and noncontrolling interests at fair value, and recognize the entire goodwill of the acquired business. The step acquisition guidelines also require that the Company remeasure its preexisting investment in Eris at fair value, and recognize any gains or losses from such remeasurement. The fair value of the Company's interest immediately before the closing date was $27 million, which resulted in the Company recognizing a non-cash gain of approximately $2 million within other income (expense) for the year ended December 31, 2012. The shares of Eris common stock were valued under the fair value hierarchy as a Level 1 Input. In addition, Level 1 Input fair value measurements were used to measure both the fair value of the Company's preexisting investment and the fair value of the noncontrolling interest, which was $26 million.

The Company recorded $8 million of goodwill (which is not deductible for tax purposes) and $18 million of intangible assets associated with this acquisition. The intangible assets associated with this acquisition consist primarily of finite-lived intangibles of $15 million for developed technology and customer relationships to be amortized on a straight-line basis over a period of 12 years and 10 years, respectively. In addition, an indefinite-lived trade name in the amount of $3 million was also recorded. The fair value of the significant identified intangible assets was estimated by using the market approach, income approach and cost approach valuation methodologies. Inputs used in the methodologies primarily included projected future cash flows, discounted at a rate commensurate with the risk involved.

Unaudited pro forma results of operations assuming this acquisition had taken place at the beginning of each period are not provided as this acquisition does not meet the definition of a material business combination.

Power Analog Microelectronics, Inc.

On October 29, 2012, the Company acquired Power Analog Microelectronics, Inc. ("PAM") for $16 million, $3 million of which was held back and will be paid over the next two years subject to the satisfaction of certain terms and conditions. PAM is a provider of advanced analog and high-voltage power ICs, and its product portfolio includes Class D audio amplifiers, DC-DC converters and LED backlighting drivers. PAM was founded in Silicon Valley in 2004 and has technical and business centers in Shanghai, Shenzhen, Taipei and Tokyo.

The Company acquired PAM as it believes PAM will strengthen its position as a global provider of high-quality analog products by expanding Diodes' product portfolio with innovative 'filter-less' digital audio amplifiers, application-specific power management ICs, as well as high-performance LED drivers and DC-DC converters.

The Company recorded $9 million of goodwill (which is not deductible for tax purposes) and $6 million of intangible assets associated with this acquisition. The intangible assets associated with this acquisition consist of finite-lived intangibles for developed technology and customer relationships to be amortized on a straight-line basis over a period of 3 to 12 years. The fair value of the significant identified intangible assets was estimated by using the market approach, income approach and cost approach valuation methodologies. Inputs used in the methodologies primarily included projected future cash flows, discounted at a rate commensurate with the risk involved.

The consolidated revenue for PAM for the year ended December 31, 2012 was approximately $1 million. Unaudited pro forma results of operations assuming this acquisition had taken place at the beginning of each period are not provided as this acquisition does not meet the definition of a material business combination.

BCD Semiconductor Manufacturing Limited

On December 26, 2012, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with BCD. Under the Merger Agreement, each ordinary share, par value $0.001 per share, of BCD (the "Shares"), including Shares represented by American Depository Shares ("ADSs"), will be cancelled in exchange for the right to receive $1.33-1/3 in cash per Share, without interest. Each ADS represents six Shares and will be converted into the right to receive $8.00 in cash, without interest. The aggregate consideration will be approximately $151 million. The acquisition is expected to be funded by a combination of the Company's cash resources and drawings on the Company's bank credit facilities. The acquisition is expected to close late in the first quarter or early in the second quarter of 2013. See Notes 7 and 19 for additional information regarding the Company's bank credit facilities.

The acquisition is subject to customary conditions, including the affirmative vote of shareholders representing two-thirds or more of the Shares present and voting in person or by proxy as a single class at BCD's shareholder meeting to be held in accordance with the Cayman Companies Law, the affirmative vote of a majority of the Shares present and voting in person or by proxy at such

(Table amounts in thousands except per share data)

shareholder meeting and held by shareholders other than BCD's directors and executive officers, and no more than 20% of BCD's issued and outstanding Shares have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger prior to such shareholder meeting pursuant to Section 238 of the Cayman Companies Law.

BCD's directors have agreed to unanimously recommend that BCD's shareholders vote in favor of the Merger, and the Company has received undertakings to vote in favor of the Merger from directors and certain officers of BCD. These undertakings are irrevocable except in specified circumstances. BCD has agreed to pay the Company a fee of $6 million in certain circumstances, including in the event BCD's board of directors authorizes BCD to enter into another agreement. The Merger Agreement sets forth, among other things, various matters in relation to the implementation of the Merger, cooperation in relation to the Merger, the conduct of BCD's business.

The Company's purpose for entering into the Merger Agreement is in line with its strategy to expand its market and growth opportunities through select strategic acquisitions. This acquisition will enhance the Company's analog product portfolio by expanding its standard linear and power management offerings, including AC/DC and DC/DC solutions for power adapters and chargers, as well as other electronics products. BCD's established presence in Asia with a particularly strong local market position in China offers the Company even greater penetration of the consumer, computing and communications markets. Likewise, the Company can achieve increased market penetration for BCD's products by leveraging its global customer base and sales channels. In addition, BCD has in-house manufacturing capabilities in China, as well as a cost-effective development team that can be deployed across multiple product families. The Company will also be able to apply its packaging capabilities and expertise to BCD's products in order to improve cost efficiencies, utilization as well as product mix.

NOTE 18 – SELECTED QUARTERLY FINANCIAL DATA (Unaudited)

		Quarter Ended			
		March 31	**June 30**	**Sept. 30**	**Dec. 31 (i)**
Fiscal 2012					
	Net sales	$ 144,663	$ 159,239	$ 166,617	$ 163,287
	Gross profit	33,706	41,028	43,605	43,247
	Net income attributable to common shareholders	4,871	6,653	8,553	4,075
	Earnings per share attributable to common shareholders				
	Basic	$ 0.11	$ 0.15	$ 0.19	$ 0.09
	Diluted	0.10	0.14	0.18	0.09

		Quarter Ended			
		March 31	June 30	Sept. 30	Dec. 31
Fiscal 2011					
	Net sales	$ 161,555	$ 169,806	$ 160,577	$ 143,313
	Gross profit	57,393	55,615	45,194	35,495
	Net income attributable to common shareholders	19,684	17,981	9,957	3,115
	Earnings per share attributable to common shareholders				
	Basic	$ 0.44	$ 0.38	$ 0.22	$ 0.07
	Diluted	0.42	0.37	0.21	0.07

Note: The sum of the quarterly earnings per share may not equal the full year amount, as the computations of the weighted average number of common shares outstanding for each quarter and for the full year are performed independently.
(i) In the fourth quarter of 2012, a correction of the 2011 foreign tax credits valuation allowance was recorded.

(Table amounts in thousands except per share data)

NOTE 19 – SUBSEQUENT EVENTS

On January 8, 2013, the Company and Diodes International B.V. (the "Foreign Borrower" and collectively with the Company, the "Borrowers") and certain subsidiaries of the Company as guarantors, entered into a Credit Agreement (the "New Credit Agreement") with Bank of America and other participating lenders (collectively, the "Lenders").

The New Credit Agreement provides for a five-year, $300 million revolving senior credit facility (the "Revolver"), which includes $10 million swing line sublimit, a $10 million letter of credit sublimit, and $20 million alternative currency sublimit. The Borrowers may from time to time request increases in the aggregate commitment under the New Credit Agreement of up to $200 million, subject to the Lenders electing to increase their commitments or by means of the addition of new Lenders, and subject to at least half of each increase in aggregate commitment being in the form of term loans ("Incremental Term Loans"), with the remaining amount of each being an increase the amount of the Revolver.

The Revolver matures on January 8, 2018 (the "Revolver Maturity Date"). Incremental Term Loans mature no earlier than the Revolver Maturity Date. The proceeds under the Revolver and the Incremental Term Loans may be used for the purposes of refinancing certain existing debt, for working capital and capital expenditures, and for general corporate purposes, including financing permitted acquisitions.

The Foreign Borrower's obligations under the New Credit Agreement are guaranteed by the Company. Each Borrower's obligations under the New Credit Agreement are guaranteed by certain of that Borrower's subsidiaries. The Borrower's obligations under the New Credit Agreement are secured by substantially all assets of the Borrowers and certain of their subsidiaries.

Under the Revolver, the Borrowers may borrow in United States Dollars ("USD"), Euros, British Pounds Sterling or another currency approved by the Lenders. Borrowed amounts bear interest at a rate per annum equal to the sum of (a) the highest of (i) the Federal Funds Rate plus ½ of 1.00%, (ii) the rate of interest in effect for such day as publicly announced from time to time by Bank of America as its "prime rate," and (iii) the Eurocurrency Rate plus 1.00%, plus (b) an amount between 0.50% per annum and 1.25% per annum, based upon the Borrowers' and their subsidiaries' Consolidated Leverage Ratio. Eurocurrency loans bear interest at LIBOR plus an amount between 1.50% and 2.25% per annum, based upon the Borrowers' and their subsidiaries' Consolidated Leverage Ratio.

Incremental Term Loans will be on pricing and amortization terms to be agreed upon.

The New Credit Agreement contains certain financial and non-financial covenants, including, but not limited to, a maximum Consolidated Leverage Ratio, a minimum Consolidated Fixed Charge Coverage Ratio, and restrictions on liens, indebtedness, investments, fundamental changes, dispositions, and restrictive payments (including dividends).

As part of the New Credit agreement, the Company's Credit Agreement with Bank of America, as amended, was terminated with no penalties and on January 8, 2013, the Company drew down $45 million on the Revolver to retire the existing Term Loan and pay fees and expenses in connection with entering into the New Credit Agreement. In addition, the Company intends to draw down on the Revolver to, at least partially, fund the acquisition of BCD. See Note 7 for additional information regarding the Company's Credit Agreement and Note 17 about the acquisition of BCD.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIODES INCORPORATED (Registrant)

By: /s/ Keh-Shew Lu
KEH-SHEW LU
President and Chief Executive Officer
(Principal Executive Officer)

February 27, 2013

By: /s/ Richard D. White
RICHARD D. WHITE
Chief Financial Officer, Secretary, and Treasurer
(Principal Financial and Accounting Officer)

February 27, 2013

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Dr. Keh-Shew Lu, President and Chief Executive Officer, and Richard D. White, Chief Financial Officer, Secretary, and Treasurer, his true and lawful attorneys-in-fact and agents, with full power of substitution, to sign and execute on behalf of the undersigned and any and all amendments to this report, and to perform any acts necessary in order to file the same, with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requested and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agents, or their or his or her substitutes, shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on February 27, 2013.

/s/ Keh-Shew Lu
KEH-SHEW LU
President and Chief Executive Officer
(Principal Executive Officer)

/s/ Richard D. White
RICHARD D. WHITE
Chief Financial Officer, Secretary, and Treasurer
(Principal Financial and Accounting Officer)

/s/ Raymond Soong
RAYMOND SOONG
Chairman of the Board of Directors

/s/ Michael R. Giordano
MICHAEL R. GIORDANO
Director

/s/ Keh-Shew Lu
KEH-SHEW LU
Director

/s/ Michael K.C. Tsai
MICHAEL K.C. TSAI
Director

/s/ C.H. Chen
C.H. CHEN
Director

/s/ L.P. Hsu
L.P. HSU
Director

/s/ John M. Stich
JOHN M. STICH
Director

INDEX TO EXHIBITS

Number	Description	Form	Date of First Filing	Exhibit Number	Filed Herewith
3.1	Certificate of Incorporation, as amended.	S-3	September 8, 2005	3.1	
3.2	Amended By-laws of the Company dated May 21, 2012	8-K	May 24, 2012	3.1	
4.1	Form of Certificate for Common Stock, par value $0.66 2/3 per share	S-3	August 25, 2005	4.1	
4.2	Form of Convertible Senior Notes due 2026	S-3	October 4, 2006	4.1	
4.3	Form of Indenture for the Convertible Senior Notes due 2026	S-3	October 4, 2006	4.3	
10.1 *	Company's 1993 Non-Qualified Stock Option Plan	S-8	May 9, 1994		
10.2 *	Company's 1993 Incentive Stock Option Plan	10-K	March 31, 1995		
10.3	Loan Agreement between the Company and FabTech Incorporated	10-K	April 1, 1996	10.16	
10.4	KaiHong Joint Venture Agreement between the Company and Mrs. J.H. Xing	10-K	April 1, 1996	10.17	
10.5*	2001 Omnibus Equity Incentive Plan	DEF14A	April 27, 2001	B	
10.6	Sale and Leaseback Agreement between Shanghai Kaihong Electronic Co., Ltd. and Shanghai Ding Hong Company, Ltd.	10-Q	May 15, 2002	10.46	
10.7	Lease Agreement between Shanghai Kaihong Electronic Co., Ltd. and Shanghai Ding Hong Company, Ltd.	10-Q	May 15, 2002	10.47	
10.8	Lease Agreement for Plant #2 between Shanghai Kaihong Electronic Co., Ltd. and Shanghai Ding Hong Electronic Equipment Limited	10-Q	August 9, 2004	10.52	
10.9	Amendment to The Sale and Lease Agreement dated as January 31, 2002 with Shanghai Ding Hong Electronic Co., Ltd.	10-Q	August 9, 2004	10.56	
10.10	Lease Agreement between Diodes Shanghai Co., Ltd. (a/k/a Shanghai Kaihong Technology) and Shanghai Yuan Hao Electronic Co., Ltd.	10-Q	August 9, 2004	10.57	
10.11	Supplementary to the Lease agreement dated as September 30, 2003 with Shanghai Ding Hong Electronic Co., Ltd.	10-Q	August 9, 2004	10.58	
10.12*	Employment agreement between the Company and Mark King, dated August 29, 2005	8-K	September 2, 2005	10.2	
10.13*	Employment agreement between the Company and Joseph Liu, dated August 29, 2005	8-K	September 2, 2005	10.3	
10.14*	Form of Indemnification Agreement between the Company and its directors and executive officers.	8-K	September 2, 2005	10.5	
10.15	Wafer purchase Agreement dated January 10, 2006 between Diodes Taiwan Inc. and Lite-On Semiconductor Corporation	8-K	January 12, 2006	2.1	
10.16	Supplementary to the Lease Agreement dated on September 5, 2004 with Shanghai Ding Hong Electronic Co., Ltd.	10-Q	May 10, 2006	10.14	
10.17	Supplementary to the Lease Agreement dated on June 28, 2004 with Shanghai Yuan Hao Electronic Co., Ltd.	10-Q	May 10, 2006	10.15	
10.18	Agreement on Application, Construction and Transfer of Power Facilities, dated as of March 15, 2006, between the Company and Shanghai Yahong Electronic Co., Ltd	10-Q	May 10, 2006	10.16	
10.19	Amended and Restated Lease Agreement dated as of September 1, 2006, between Diodes FabTech Inc. with Townsend Summit, LLC	8-K	October 11, 2006	10.1	
10.20*	Deferred Compensation Plan effective January 1, 2007	8-K	January 8, 2007	99.1	

INDEX TO EXHIBITS (continued)

Number	Description	Form	Date of First Filing	Exhibit Number	Filed Herewith
10.21	A Supplement dated January 1, 2007 to the Lease Agreement on Disposal of Waste and Scraps between Diodes Shanghai Co., Ltd. (a/k/a Shanghai Kaihong Technology) and Shanghai Yuan Hao Electronic Co., Ltd.	10-K	February 29, 2008	10.50	
10.22	A Supplement dated January 1, 2007 to the Lease Agreement on Disposal of Waste and Scraps between Shanghai Kaihong Electronic Co., Ltd. and Shanghai Ding Hong Electronic Co., Ltd	10-K	February 29, 2008	10.51	
10.23	Supplementary Agreement dated December 31, 2007 to the Lease Agreement dated June, 28, 2004 for Leasing Diodes Shanghai New Building's Fourth and Fifth Floor between Diodes Shanghai Co., Ltd. (a/k/a Shanghai Kaihong Technology) and Shanghai Yuan Hao Electronic Co., Ltd.	10-K	February 29, 2008	10.53	
10.24	Accommodation Building Fourth and Fifth Floor Lease Agreement dated December 31, 2007 between Diodes Shanghai Co., Ltd. (a/k/a Shanghai Kaihong Technology) and Shanghai Ding Hong Electronic Co., Ltd.	10-K	February 29, 2008	10.54	
10.25	Consulting Agreement between the Company and Mr. M.K. Lu.	10-K	February 29, 2008	10.55	
10.26	Service Agreement between Diodes Zetex Limited and Colin Keith Greene, dated June 30, 2008.	10-Q	August 11, 2008	10.2	
10.27	Fourth Floor of the Accommodation Building Lease Agreement dated January 1, 2008, between Diodes Shanghai Co., Ltd. (a/k/a Shanghai Kaihong Technology) and Shanghai Ding Hong Electronic Co., Ltd.	10-Q	August 11, 2008	10.5	
10.28	Factory Building Lease Agreement dated March 1, 2008 between Diodes Shanghai Co., Ltd. (a/k/a Shanghai Kaihong Technology) and Shanghai Yuan Hao Electronic Co. Ltd.	10-Q	August 11, 2008	10.6	
10.29	Supplemental Agreement to the Factory Building Lease Agreement dated as of August 11, 2008 between Diodes Shanghai Co., Ltd. (a/k/a Shanghai Kaihong Technology) and Shanghai Yuan Hao Electronic Co., Ltd.	10-Q	November 7, 2008	10.2	
10.30	Distributorship Agreement dated November 1, 2008 between Diodes Shanghai Co., Ltd. (a/k/a Shanghai Kaihong Technology) and Shanghai Keylink Logistic Co., Ltd.	10-K	February 26, 2009	10.83	
10.31	Lease Facility Safety Management Agreement dated December 31, 2008 between Diodes Shanghai Co., Ltd. (a/k/a Shanghai Kaihong Technology) and Shanghai Yuan Howe Electronic Co., Ltd.	10-K	February 26, 2009	10.84	
10.32	Company's 2001 Omnibus Equity Incentive Plan, as amended December 22, 2008	10-K	February 26, 2009	10.87	
10.33	Company's Deferred Compensation Plan Effective January 1, 2007, as amended December 22, 2008	10-K	February 26, 2009	10.88	
10.34	Second Supplemental Agreement to the Factory Building Lease Agreement dated August 19, 2009 between Diodes Shanghai Co., Ltd. (a/k/a Shanghai Kaihong Technology) and Shanghai Yuan Hao Electronic Co., Ltd.	10-Q	November 16, 2009	10.1	
10.35	Employment Agreement dated as of September 22, 2009, between the Company and Keh-Shew Lu	8-K	September 28, 2009	99.1	

INDEX TO EXHIBITS (continued)

Number	Description	Form	Date of First Filing	Exhibit Number	Filed Herewith
10.36***	Stock Award Agreement dated as of September 22, 2009, between the Company and Keh-Shew Lu	8-K	September 28, 2009	99.3	
10.37	Consulting Agreement dated January 1, 2009, between Diodes Incorporated and Keylink International (B.V.I.) Co., Ltd.	10-Q	May 8, 2009	10.1	
10.38	Power Facility Construction Agreement dated October 29, 2009 between Diodes Shanghai Co., Ltd. (a/k/a Shanghai Kaihong Technology) and Shanghai Yuan Hao Electronic Co., Ltd.	10-K	March 1, 2010	10.97	
10.39	First Amendment to the DSH #2 Building Lease Agreement dated December 31, 2009 between Diodes Shanghai Co., Ltd. (a/k/a Shanghai Kaihong Technology) and Shanghai Yuan Howe Electronics Co., Ltd.	10-K	March 1, 2010	10.98	
10.40	Amendment, dated March 31, 2010, to the Credit Agreement among the Company, Diodes Zetex Limited and Bank of America, N.A.	10-Q	May 7, 2010	10.1	
10.41	Construction Project Contract between Diodes Shanghai Co., Ltd. (a/k/a Shanghai Kaihong Technology) and Shanghai Yuan Howe Electronic Co., Ltd.	10-Q	May 7, 2010	10.2	
10.42	Third Floor of the Accommodation Building Lease Agreement, dated April 12, 2010, between Diodes Shanghai Co., Ltd. (a/k/a Shanghai Kaihong Technology) and Shanghai Ding Hong Electronic Co., Ltd.	10-Q	May 7, 2010	10.3	
10.43	First Amendment to Credit Agreement, dated July 16, 2010, among the Company, Diodes Zetex Limited and Bank of America, N.A.	10-Q	August 6, 2010	10.1	
10.44******	Credit Agreement, dated November 25, 2009, by and among the Company, Diodes Zetex Limited and Bank of America, N.A.	10-Q	August 6, 2010	10.2	
10.45	Second Floor of the Accommodation Building Lease Agreement, dated September 1, 2010, between Diodes Shanghai Co., Ltd. (a/k/a Shanghai Kaihong Technology) and Shanghai Ding Hong Electronic Company Limited.	10-Q	November 9, 2010	10.1	
10.46	Security Guards Transfer Memorandum of Understanding, dated September 1, 2010, between Diodes Shanghai Co., Ltd. (a/k/a Shanghai Kaihong Technology) and Shanghai Yuan Hao Electronic Company Limited.	10-Q	November 9, 2010	10.2	
10.47***	Investment Cooperation Agreement effective as of September 10, 2010, between Diodes Hong Kong Holding Company Limited and the Management Committee of the Chengdu Hi-Tech Industrial Development Zone.	8-K	September 16, 2010	99.1	
10.48***	Supplementary Agreement to the Investment Cooperation Agreement effective as of September 10, 2010, between Diodes Hong Kong Holding Company Limited and the Management Committee of the Chengdu Hi-Tech Industrial Development Zone.	8-K	September 16, 2010	99.2	
10.49***	Joint Venture Agreement effective as of November 5, 2010 between Diodes Hong Kong Holding Company Limited and Chengdu Ya Guang Electronic Company Limited.	8-K	November 12, 2010	99.1	
10.50	Joint Venture Agreement Supplement Concerning the Establishment of Diodes Technology (Chengdu) Company Limited effective as of November 5, 2010, between Diodes Hong Kong Holding Company Limited and Chengdu Ya Guang Electronic Company Limited.	8-K	November 12, 2010	99.2	
10.51	Second Amendment to Credit Agreement, dated November 24, 2010, among the Company, Diodes Zetex Limited and Bank of America, N.A.	8-K	December 1, 2010	10.1	
10.52	Third Amendment to Credit Agreement, dated February 9, 2011, among the Company, Diodes Zetex Limited and Bank of America, N.A.	8-K	February 15, 2011	10.1	
10.53	Second Amendment to the DSH #2 Building Lease Agreement, dated November 15, 2010, between Diodes Shanghai Co., Ltd. (a/k/a Shanghai Kaihong Technology) and Shanghai Yuan Howe Electronics Company Limited.	10-K	February 28, 2012	10.112	

INDEX TO EXHIBITS (continued)

Number	Description	Form	Date of First Filing	Exhibit Number	Filed Herewith
10.54	Power Facility Expansion Construction Contract, dated January 24, 2011, between Diodes Shanghai Co., Ltd. (a/k/a Shanghai Kaihong Technology) and Shanghai Yuan Howe Electronics Company Limited.	10-K	February 28, 2011	10.113	
10.55	First Floor of the Accommodation Building Agreement, dated June 1, 2011, between Diodes Shanghai Co., Ltd. (a/k/a Shanghai Kaihong Technology) and Shanghai Ding Hong Electronic Company Limited.	10-Q	November 9, 2011	10.1	
10.56	Third Floor of the Dormitory Building Lease Agreement, dated July 1, 2011, between Diodes Shanghai Co., Ltd. (a/k/a Shanghai Kaihong Technology) and Shanghai Ding Hong Electronic Company Limited.	10-Q	November 9, 2011	10.2	
10.57	Third Supplemental Agreement to the Factor Building Lease Agreement, dated May 16, 2011, between Diodes Shanghai Co., Ltd. (a/k/a Shanghai Kaihong Technology) and Shanghai Yuan Hao Electronic Company Limited.	10-Q	November 9, 2011	10.3	
10.58	Supplemental Agreement to the Power Facility Construction Agreement, dated March 21, 2011, between Shanghai Kai Hong Technology Company Limited and Shanghai Yuan Hao Electronic Company Limited.	10-Q	August 9, 2011	10.1	
10.59	Credit Agreement, dated March 21, 2011, between Mega International Commercial Bank and Diodes Taiwan Inc.	10-Q	August 9, 2011	10.2	
10.60*******	Exchange Agreement dated September 28, 2009, between the Company and Raymond James & Associates, Inc.	10-K	February 28, 2012	10.61	
10.61	Fourth Amendment to Credit Agreement, dated November 23, 2011, by and among Diodes Incorporated, Diodes Zetex Limited and Bank of America, N.A.	10-K	February 28, 2012	10.62	
10.62	Fifth Amendment to Credit Agreement, dated February 1, 2012, by and among Diodes Incorporated, Diodes Zetex Limited, Diodes International B.V. and Bank of America, N.A.	8-K	February 7, 2012	10.1	
10.63	Notice to Trustee of Optional Redemption dated October 12, 2011	8-K	October 13, 2011	99.1	
10.64	Plating Process Agreement made and entered into among Shanghai Kaihong Electronic Co., Ltd., Diodes Shanghai Co., Ltd. (a/k/a Shanghai Kaihong Technology), Diodes Shanghai, Shanghai Ding Hong Electronic Co., Ltd. and Shanghai Micro-Surface Co., Ltd.	10-K	February 29, 2008	10.52	
10.65	Construction Design Consulting Agreement between Diodes Technology (Chengdu) Company Limited and Lite-On Technology Corporation.	10-Q	August 9, 2012	10.1	
10.66	Diodes Zetex Pension Scheme Recovery plan, dated February 28, 2012, between Trustees of the Diodes Zetex Pension Scheme and Diodes Zetex Limited	10-Q	August 9, 2012	10.2	
10.67	Diodes Zetex Pension Scheme Schedule of contributions, dated March 28, 2012, between Trustees of the Diodes Zetex Pension Scheme and Diodes Zetex Limited	10-Q	August 9, 2012	10.3	
10.68	Framework Agreement, dated March 26, 2012, among Diodes Zetex Limited, Diodes Zetex Semiconductors Limited, Diodes Incorporated, HR Trustees Limited, and Trustees	10-Q	August 9, 2012	10.4	

INDEX TO EXHIBITS (continued)

Number	Description	Form	Date of First Filing	Exhibit Number	Filed Herewith
10.69	Guarantee, dated March 26, 2012, among Diodes Zetex Semiconductors Limited, Diodes Zetex Limited, HR Trustees Limited, and Trustees	10-Q	August 9, 2012	10.5	
10.70	Diodes Zetex Pension Scheme Information Protocol, dated April 10, 2012, among Diodes Zetex Limited, Diodes Zetex Semiconductors Limited, the Company, HR Trustees Limited and Trustees	10-Q	August 9, 2012	10.6	
10.71	Legal Charge, dated March 26, 2012, among Zetex Semiconductors Limited, HR Trustees Limited, and Trustees	10-Q	August 9, 2012	10.7	
10.72	Sixth Amendment to Credit Agreement, dated April 30, 2012, by and among the Company, Diodes Zetex Limited, Diodes International B.V., and Bank of America, N.A.	10-Q	November 9, 2012	10.1	
10.73***	Credit Agreement, dated January 8, 2013, by and among the Company, Diodes International B.V., Diodes Investment Company, Diodes FabTech Inc., Diodes Holdings UK Limited, Diodes Zetex Limited, Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer, and the other Lenders party thereto.	8-K	January 11, 2013	99.1	
10.74	Agreement and Plan of Merger by and among the Company, Diodes Cayman Islands Company Limited and BCD Semiconductor Manufacturing Limited, dated as of December 26, 2012.	10-K	February 27, 2013	10.74	X
10.75	Second Supplementary Agreement, dated as of January 23, 2013, to the Investment Cooperation Agreement effective as of September 10, 2010, by and among Diodes Hong Kong Holding Company Limited, Diodes (Shanghai) Investment Company Limited, Diodes Technology (Chengdu) Company Limited, and the Management Committee of the Chengdu Hi-Tech Industrial Development Zone	10-K	February 27, 2013	10.75	X
10.76	DSH #2 Building Lease Agreement dated as of January 28, 2013 between Diodes Shanghai Co., Ltd. (a/k/a Shanghai Kaihong Technology) and Shanghai Yuan Howe Electronics Co., Ltd.	10-K	February 27, 2013	10.76	X
14**	Code of Ethics for Chief Executive Officer and Senior Financial Officers				
21	Subsidiaries of the Registrant				X
23.1	Consent of Independent Registered Public Accounting Firm				X
31.1	Certification Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				X
31.2	Certification Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				X
32.1****	Certification Pursuant to 18 U.S.C. adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				X
32.2****	Certification Pursuant to 18 U.S.C. adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				X
101.INS*****	XBRL Instance Document				X
101.SCH*****	XBRL Taxonomy Extension Schema				X
101.CAL*****	XBRL Taxonomy Extension Calculation Linkbase				X
101.LAB*****	XBRL Taxonomy Extension Labels Linkbase				X
101.DEF*****	XBRL Taxonomy Extension Definition Linkbase				X
101.PRE*****	XBRL Taxonomy Extension Presentation Linkbase				X

INDEX TO EXHIBITS (continued)

*Constitute management contracts, or compensatory plans or arrangements, which are required to be filed pursuant to Item 601 of Regulation S-K.

** Provided in the Corporate Governance portion of the Investor Relations section of the Company's website at http://www.diodes.com.

*** Confidential treatment has been requested with respect to the omitted portions of these exhibits, which portions have been filed separately with the Securities and Exchange Commission.

****A certification furnished pursuant to Item 601 of the Regulation S-K will not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

*****Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933 or Section 18 of the Securities Exchange Act of 1934 and otherwise are not subject to liability.

******This exhibit supersedes the exhibit 10.1 to the Form 8-K that was filed on December 2, 2009.

*******This document was refiled pursuant to the expiration of the order granting confidential treatment on November 20, 2009 under the Securities Exchange Act of 1934.

PLEASE NOTE: It is inappropriate for investors to assume the accuracy of any covenants, representations or warranties that may be contained in agreements or other documents filed as exhibits to this Annual Report on Form 10-K. In certain instances the disclosure schedules to such agreements or documents contain information that modifies, qualifies and creates exceptions to the representations, warranties and covenants. Moreover, some of the representations and warranties may not be complete or accurate as of a particular date because they are subject to a contractual standard of materiality that is different from those generally applicable to stockholders and/or were used for the purpose of allocating risk among the parties rather than establishing certain matters as facts. Accordingly, you should not rely on the representations and warranties as characterizations of the actual state of facts at the time they were made or otherwise.

Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

Subsidiary Name	Incorporated Location	Holding Company (1) or Subsidiary (2)	Percentage Owned
Diodes Taiwan Inc.	Taiwan	2	100%
Diodes Cayman Islands Company Limited	Cayman Islands	2	100%
Shanghai Kaihong Electronic Co., Ltd.	China	2	95%
Power Analog Microelectronics (Shanghai) Co., Ltd.	China	2	100%
Diodes FabTech Inc.	Delaware	2	100%
Diodes Hong Kong Limited	Hong Kong	2	100%
Diodes Kaihong (Shanghai) Company Limited	China	2	100%
Diodes (Shanghai) Investment Company Limited	China	1	100%
Diodes Technology (Chengdu) Company Limited	China	2	95%
Diodes Shanghai Co., Ltd. (a/k/a Shanghai Kaihong Technology)	China	2	95%
Diodes Japan Kabushiki Kaisha	Japan	2	100%
Diodes International B.V.	Netherlands	1	100%
Diodes Hong Kong Holding Company Limited	Hong Kong	1	100%
Diodes Korea Inc.	Korea	2	100%
Diodes Zetex Hong Kong Limited	Hong Kong	2	100%
Diodes Investment Company	Delaware	1	100%
Diodes Holdings UK Limited	United Kingdom	1	100%
Diodes Zetex Semiconductors Limited	United Kingdom	2	100%
Diodes Zetex Neuhaus GmbH	Germany	2	100%
Diodes Zetex GmbH	Germany	2	100%
Zetex Inc.	New York*	2	100%
Diodes Zetex (Asia) Limited	Hong Kong	2	100%
Diodes Zetex UK Limited	United Kingdom	2	100%
Diodes Zetex Limited	United Kingdom	2	100%
Diodes Zetex Asia Pacific Limited	British Virgin Island*	2	100%
Diodes Zetex Asia Pacific Ventures Limited	British Virgin Island*	2	100%
Diodes Chinatex Limited	British Virgin Island*	2	100%
Diodes Torus Network Products Limited	United Kingdom*	2	100%
Diodes Knaves Beech Securities Limited	United Kingdom*	2	100%
Diodes Seal Semiconductors Limited	United Kingdom*	2	100%
Diodes Fast Analog Solutions Limited	United Kingdom*	2	100%
Diodes Zetex Investment Limited	United Kingdom*	2	100%
Telemetrix Share Scheme Trustees Limited	United Kingdom*	2	100%
Diodes Telemetrix Investments Limited	United Kingdom*	2	100%
Diodes Telemetrix Securities Limited	United Kingdom*	2	100%
Diodes Westward Technology Limited	United Kingdom*	2	100%

*Dormant subsidiary

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the following Registration Statements of Diodes Incorporated and Subsidiaries of our report dated February 27, 2013, which report expresses an unqualified opinion related to the consolidated financial statements of Diodes Incorporated and Subsidiaries (the "Company") and the effectiveness of internal control over financial reporting of the Company appearing in this Annual Report (Form 10-K) for the year ended December 31, 2012:

- Registration Statement on Form S-8 (No. 333-78716) pertaining to the Incentive Bonus Plan and 1993 Non-Qualified Stock Option Plan of Diodes Incorporated;
- Registration Statements on Form S-8 (Nos. 333-106775 and 333-124809) pertaining to the 2001 Omnibus Equity Incentive Plan of Diodes Incorporated; and
- Registration Statement on Form S-3 (No. 333-137803) pertaining to convertible senior notes and common stock issuable by Diodes Incorporated.

/s/ Moss Adams LLP

Los Angeles, California
February 27, 2013

Exhibit 31.1

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, **Keh-Shew Lu**, certify that:

1. I have reviewed this Annual Report on Form 10-K of Diodes Incorporated;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Keh-Shew Lu
Keh-Shew Lu
Chief Executive Officer
Date: February 27, 2013

Exhibit 31.2

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, **Richard D. White**, certify that:

1. I have reviewed this Annual Report on Form 10-K of Diodes Incorporated;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Richard D. White
Richard D. White
Chief Financial Officer
Date: February 27, 2013

Exhibit 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. 1350 ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to his knowledge, the Annual Report on Form 10-K for the twelve-month period ended December 31, 2012 of Diodes Incorporated (the "Company") fully complies with the requirements of Sections 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and that the information contained in such periodic report fairly presents, in all material respects, the financial condition and results of operations of the Company as of, and for, the periods presented in such report.

Very truly yours,

/s/ Keh-Shew Lu
Keh-Shew Lu
Chief Executive Officer
Date: February 27, 2013

A signed original of this written statement required by Section 906 has been provided to Diodes Incorporated and will be retained by Diodes Incorporated and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. 1350 ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to his knowledge, the Annual Report on Form 10-K for the twelve-month period ended December 31, 2012 of Diodes Incorporated (the "Company") fully complies with the requirements of Sections 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and that the information contained in such periodic report fairly presents, in all material respects, the financial condition and results of operations of the Company as of, and for, the periods presented in such report.

Very truly yours,

/s/ Richard D. White
Richard D. White
Chief Financial Officer
Date: February 27, 2013

A signed original of this written statement required by Section 906 has been provided to Diodes Incorporated and will be retained by Diodes Incorporated and furnished to the Securities and Exchange Commission or its staff upon request.

End of Form 10-K

Additional Information

CONSOLIDATED RECONCILIATION OF NET INCOME TO ADJUSTED NET INCOME

(unaudited)

	For the year ended December 31,				
	(in thousands, except per share data)				
	2012	2011	2010	2009	2008
GAAP net income - common stockholders	$ 24,152	$ 50,737	$ 76,733	$ 7,513	$ 28,239
GAAP earnings per share - common stockholders					
Diluted	$ 0.51	$ 1.09	$ 1.68	$ 0.17	$ 0.66
Adjustments to reconcile net income - common stockholders to adjusted net income - common stockholders, net of tax:					
Amortization of acquisition related intangible assets	3,682	3,319	3,186	3,357	2,668
Gain on sale of assets	(2,717)	-	(1,176)	-	-
Acquisition costs	959	-	-	-	-
Impairment of long-lived assets	-	-	89	-	-
Amortization of debt discount	-	3,921	4,976	5,064	6,521
Forgiveness of debt	-	-	(915)	(1,257)	-
Restructuring costs	-	-	-	(526)	3,026
Gain on extinguishment of debt	-	-	-	(710)	(9,575)
Taxes on repatriation of foreign earnings	-	-	-	10,631	-
Inventory valuations and depreciation adjustments	-	-	-	-	2,514
In-process research and development ("IPR&D")	-	-	-	-	7,866
Non-cash currency hedge loss	-	-	-	-	970
Adjusted net income - common stockholders (Non-GAAP)	$ 26,076	$ 57,977	$ 82,894	$ 24,072	$ 42,229
Diluted shares used in computing earnings per share	46,899	46,713	45,546	43,449	42,638
Adjusted earnings per share - common stockholders (Non-GAAP)					
Diluted	$ 0.56	$ 1.24	$ 1.82	$ 0.55	$ 0.99

ADJUSTED NET INCOME

This measure consists of generally accepted accounting principles ("GAAP") net income, which is then adjusted solely for the purpose of adjusting for amortization of acquisition related intangible assets, gain on sale of assets, acquisition costs, impairment of long-lived assets, amortization of debt discount, forgiveness of debt, restructuring costs, gain on extinguishment of debt, taxes on repatriation of foreign earnings, inventory valuations and depreciation adjustments, IPR&D and non-cash currency hedge loss. Excluding gain on sale of assets, acquisition costs, impairment of long-lived assets, forgiveness of debt, restructuring costs, gain on extinguishment of debt, taxes on repatriation of foreign earnings, inventory valuations and depreciation adjustments, IPR&D and non-cash currency hedge loss provides investors with a better depiction of the Company's operating results and provides a more informed baseline for modeling future earnings expectations. Excluding the amortization of acquisition related intangible assets and amortization of debt discount allows for comparison of the Company's current and historic operating performance. The Company excludes the above listed items to evaluate the Company's operating performance, to develop budgets, to determine incentive compensation awards and to manage cash expenditures. Presentation of the above non-GAAP measures allows investors to review the Company's results of operations from the same viewpoint as the Company's management and Board of Directors. The Company has historically provided similar non-GAAP financial measures to provide investors an enhanced understanding of its operations, facilitate investors' analyses and comparisons of its current and past results of operations and provide insight into the prospects of its future performance. The Company also believes the non-GAAP measures are useful to investors because they provide additional information that research analysts use to evaluate semiconductor companies. These non-GAAP measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results and may differ from measures used by other companies. The Company recommends a review of net income on both a GAAP basis and non-GAAP basis be performed to get a comprehensive view of the Company's results. The Company provides a reconciliation of GAAP net income to non-GAAP adjusted net income.

Additional Information – Continued

CONSOLIDATED RECONCILIATION OF NET INCOME TO ADJUSTED NET INCOME

(unaudited)

ADJUSTED EARNINGS PER SHARE

This non-GAAP financial measure is the portion of the Company's GAAP net income assigned to each share of stock, excluding amortization of acquisition related intangible assets, gain on sale of assets, acquisition costs, impairment of long-lived assets, amortization of debt discount, forgiveness of debt, restructuring costs, gain on extinguishment of debt, taxes on repatriation of foreign earnings, inventory valuations and depreciation adjustments, IPR&D and non-cash currency hedge loss. Excluding gain on sale of assets, acquisition costs, impairment of long-lived assets, forgiveness of debt, restructuring costs, gain on extinguishment of debt, taxes on repatriation of foreign earnings, inventory valuations and depreciation adjustments, IPR&D and non-cash currency hedge loss provides investors with a better depiction of the Company's operating results and provides a more informed baseline for modeling future earnings expectations. Excluding the amortization of acquisition related intangible assets and amortization of debt discount allows for comparison of the Company's current and historic operating performance, as described in further detail above. This non-GAAP measure should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results and may differ from measures used by other companies. The Company recommends a review of diluted earnings per share on both a GAAP basis and non-GAAP basis be performed to obtain a comprehensive view of the Company's results. Information on how these share calculations are made is included in the reconciliation table provided.

Amortization of acquisition related intangible assets – The Company excluded the amortization of its acquisition related intangible assets including developed technologies and customer relationships. The fair value of the acquisition related intangible assets, which was allocated to the assets through purchase accounting, is amortized using straight-line methods which approximate the proportion of future cash flows estimated to be generated each period over the estimated useful lives of the applicable assets. The Company believes the exclusion of the amortization expense of acquisition related assets is appropriate as a significant portion of the purchase price for its acquisitions was allocated to the intangible assets that have short lives and exclusion of the amortization expense allows comparisons of operating results that are consistent over time for both the Company's newly acquired and long-held businesses. In addition, the Company excluded the amortization expense as there is significant variability and unpredictability across other companies with respect to this expense.

Gain on sale of assets – The Company excluded the gain recorded for the sale assets. During the first quarter 2012, the Company sold an intangible asset located in Europe and this gain was excluded from management's assessment of the Company's core operating performance as this long-lived asset was a non-core intellectual asset. During the second quarter 2012, the Company sold a building located in Taiwan and this gain was excluded from management's assessment of the Company's core operating performance. During the second quarter of 2010, the Company sold assets located in Germany and this gain was excluded from management's assessment of the Company's core operating performance. The Company believes the exclusion of the gain on sale of assets provides investors an enhanced view of a gain the Company may incur from time to time and facilitates comparisons with results of other periods that may not reflect such gains.

Acquisition costs – The Company incurred costs associated with entering into an agreement and plan of merger with BCD Semiconductor Manufacturing Limited, which consisted of advisory, legal and other professional and consulting fees. These costs were expensed in the fourth quarter of 2012 as that was when the costs were incurred and services were received. The Company believes the exclusion of the acquisition related costs provides investors an enhanced view of certain costs the Company may incur from time to time and facilitates comparisons with the results of other periods that may not reflect such costs.

Impairment of long-lived assets – The Company excluded the impairment of long-lived assets. During the third quarter of 2010, the Company impaired certain assets, which was excluded from management's assessment of the Company's core operating performance. The Company believes the exclusion of the impairment of long-lived assets provides investors an enhanced view of a loss the Company may incur from time to time and facilitates comparisons with results of other periods that may not reflect such impairments.

Amortization of debt discount – The Company excluded the amortization of debt discount on its 2.25% Convertible Senior Notes ("Notes"). This amortization was excluded from management's assessment of the Company's core operating performance. Although the amortization of debt discount is recurring in nature, the expected life of the Notes is five years as that is the earliest date in which the Notes can be put back to the Company at par value. The amortization period ended October 1, 2011, therefore the Company no longer records an amortization of debt discount. In addition, over the past several years, the Company has repurchased some of its Notes, which made the principal amount outstanding and related amortization vary from period to period, and as such the Company believes the exclusion of the amortization facilitates comparisons with the results of other periods that may reflect different principal amounts outstanding and related amortization.

Forgiveness of debt – The Company excluded the forgiveness of debt related to one of its Asia subsidiaries. The forgiveness of debt is excluded from management's assessment of our operating performance. The Company believes the exclusion of the forgiveness of debt provides investors an enhanced view of the adjustment the Company may incur from time to time and facilitates comparisons with the results of other periods that may not reflect such charges.

Restructuring costs – The Company recorded various restructuring charges to reduce its cost structure in order to enhance operating effectiveness and improve profitability. These restructuring activities impacted various functional areas of the Company's operations in several locations and were undertaken to meet specific business objectives in light of the facts and circumstances at the time of each restructuring event. These restructuring charges are excluded from management's assessment of the Company's operating performance. The Company believes the exclusion of the restructuring charges provides investors an enhanced view of the cost structure of the Company's operations and facilitates comparisons with the results of other periods that may not reflect such charges or may reflect different levels of such charges.

Additional Information – Continued

CONSOLIDATED RECONCILIATION OF NET INCOME TO ADJUSTED NET INCOME

(unaudited)

Gain on extinguishment of debt – The Company excluded the gains on extinguishment of debt from the repurchase of its 2.25% Convertible Senior Notes ("Notes"). These gains were excluded from management's assessment of the Company's core operating performance. The Company believes the exclusion of the gains on extinguishment of debt provides investors an enhanced view of gains the Company may incur from time to time and facilitates comparisons with results of other periods that may not reflect such gains.

Taxes on repatriation of foreign earnings – The Company excluded the non-cash income tax expense related to the repatriation of earnings. During the first quarter of 2009, the Company repatriated approximately $28.5 million of accumulated earnings from one of its Chinese subsidiaries, resulting in additional non-cash federal and state income tax expense. The Company intends to permanently reinvest overseas all of its remaining earnings from its foreign subsidiaries. The Company believes the exclusion of the non-cash income tax expense related to the repatriation of earnings provides investors an enhanced view of a one-time occurrence and facilitates comparisons with results of other periods that do not reflect such a non-cash income tax expense.

Inventory valuations and depreciation adjustments - The Company excluded the inventory valuation and depreciation adjustments. Under GAAP, the Company adjusted the inventory acquired from Zetex to account for the reasonable profit allowance for the selling effort on finished goods inventory and the reasonable profit allowance for the completing and selling effort on the work-in-process inventory. The Company believes the exclusion of this non-cash adjustment provides investors useful information facilitating an understanding of our gross profit and margins as this impact reduces our gross profit and margins to percentages lower than the Company has historically achieved and expect to achieve in the future. The exclusion of the depreciation expense allows comparisons of operating results that are consistent over time for both the Company's newly acquired and long-held businesses. In addition, the Company excluded the depreciation expense as there is significant variability and unpredictability across companies with respect to this expense.

IPR&D - The Company excluded IPR&D expense, which is non-cash and related to the acquisition of Zetex, from its non-GAAP results. Under GAAP, the Company immediately expensed all the acquired IPR&D as it had not yet reached technological feasibility and had no alternative further use as of the date of acquisition. The Company believes the exclusion of this adjustment provides investors useful information facilitating an understanding of earnings as this impact reduces our earnings to amounts lower than the Company has historically achieved and expect to achieve in the future.

Non-cash currency hedge loss – The Company incurred a one-time, non-cash currency hedge loss related to the Zetex acquisition in the second quarter of 2008. This currency hedge loss is excluded from management's assessment of our operating performance for 2008. The Company believes the exclusion of the currency hedge loss provides investors an enhanced view of the one-time adjustment the Company may incur from time to time and facilitates comparisons with the results of other periods that may not reflect such charges.

CORPORATE INFORMATION

BOARD OF DIRECTORS

RAYMOND SOONG [2C, 3C, 4]
Chairman of the Board, *Diodes Incorporated*
Chairman of the Board, *Lite-On Technology Corporation*
Director since 1993

C.H. CHEN [4C]
Vice Chairman, *Diodes Incorporated*
Vice Chairman, *Lite-On Semiconductor Corporation*
Director since 2000

MICHAEL R. GIORDANO [1CF]
Senior Vice President,
UBS Financial Services, Inc.
Director since 1990

L.P. HSU [1, 2]
Chairman, *Philips Taiwan Quality Foundation*
Director since 2007

DR. KEH-SHEW LU [4]
President & Chief Executive Officer,
Diodes Incorporated
Retired, Senior Vice President,
Texas Instruments, Inc.
Director since 2001

JOHN M. STICH [1, 3]
Honorary Consul General of Japan at Dallas
Retired, Chief Marketing Officer,
Texas Instruments, Inc.—Japan
Director since 2000

MICHAEL K.C. TSAI [2, 3]
Chairman, *Maxchip Electronics Corporation*
Director since 2010

1—Audit Committee Member
2—Compensation Committee Member
3—Governance and Stockholder Relations Committee Member
4—Risk Oversight Committee Member
C—Committee Chair
F—Financial Expert

EXECUTIVE OFFICERS

DR. KEH-SHEW LU
President & Chief Executive Officer
Employee since 2005

RICHARD D. WHITE
Chief Financial Officer, Secretary & Treasurer
Employee since 2006

MARK A. KING
Senior Vice President, Sales & Marketing
Employee since 1991

JOSEPH LIU
Senior Vice President, Operations
Employee since 1990

CLEMENTE "CLAY" BELTRAN
Vice President, Corporate Supply Chain/ Planning, Outsourcing & Quality
Employee since 2011

CHIEH CHANG
Vice President
Employee since 2013

COLIN GREENE
Europe President and Vice President, Europe Sales & Marketing
Employee since 2008

JULIE HOLLAND
Vice President, Worldwide Analog Products
Employee since 2008

HANS ROHRER
Senior Vice President, Business Development
Employee since 2008

EDMUND TANG
Vice President, Corporate Administration
Employee since 2006

FRANCIS TANG
Vice President, Worldwide Discrete Products
Employee since 2006

SHAREHOLDER INFORMATION

Diodes Incorporated common stock is listed on the NASDAQ Global Select Market (NASDAQ-GS: **DIOD**).

Calendar Ended	Closing Sales Price of Common Stock	
2012	**High**	**Low**
Fourth Quarter	$17.35	$13.29
Third Quarter	19.54	17.01
Second Quarter	23.32	17.60
First Quarter	27.29	21.29
2011		
Fourth Quarter	$24.18	$16.97
Third Quarter	26.94	17.57
Second Quarter	34.22	22.98
First Quarter	34.06	24.95

ANNUAL REPORT ON FORM 10-K

A copy of the Company's Annual Report on Form 10-K and other publicly filed reports, as filed with the United States Securities and Exchange Commission, are available at www.diodes.com or www.sec.gov or upon request of:

INVESTOR RELATIONS

Shelton Group
Contact: Leanne Sievers
19800 MacArthur Blvd., Suite 300
Irvine, California 92612
T: 949-224-3874 F: 949-224-3872
Email: LSievers@SheltonGroup.com
or Diodes-Fin@Diodes.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Moss Adams LLP
10960 Wilshire Blvd., Suite 1100
Los Angeles, California 90024

TRANSFER AGENT & REGISTRAR

Continental Stock Transfer & Trust Company
17 Battery Place, 8th Floor
New York, New York 10004
212-509-4000

GENERAL COUNSEL

Sheppard, Mullin, Richter & Hampton LLP
333 S. Hope Street, 42nd Floor
Los Angeles, California 90071

FINANCIAL INFORMATION ONLINE

World Wide Web users can access Company information on the Diodes Incorporated Investors page at **www.diodes.com**

Annual Report Design by Curran & Connors, Inc. / www.curran-connors.com



DIODES INCORPORATED
Corporate Headquarters—America Sales
4949 Hedgcoxe Road
Mail Stop 200
Plano, Texas 75024
T: 972-987-3900

ASIA SALES
Shanghai, China
Shenzhen, China
Tokyo, Japan
Seongnam-si, South Korea
Suwon, South Korea
Taipei, Taiwan

EUROPE SALES
Munich, Germany

MANUFACTURING FACILITIES
Chengdu, China (2)
Shanghai, China (4)
Neuhaus, Germany
Kansas City, Missouri
Oldham, United Kingdom
Taipei, Taiwan



Diodes Incorporated
Registered to UL DQS
Certificate Registration No. 10002233 QM08

www.diodes.com
Nasdaq-GS: DIOD